04046159

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Follow-Up Materials

REGISTRANT'S NAME Wolters Kluwer NV

*CURRENT ADDRESS Apollolaan 153
P.O. Box 75248
NL 1070 AE
Amsterdam, The Netherlands

PROCESSED
NOV 16 2004 E
THOMSON
FINANCIAL

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FILE NO. 82- 2683 FISCAL YEAR 12/31/03

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DAT : 11/16/04

82-2683

ARI S
12-31-03

WoltersKluwer

2003

Provide information, tools, and solutions to help professionals make their most critical decisions effectively and improve their productivity

ANNUAL REPORT 2003


ACCESS
ANNUAL REPORT 2003

Provide information, tools, and solutions to help professionals make their most critical decisions effectively and improve their productivity

03

TABLE OF CONTENTS

CORPORATE PROFILE 5
CHAIRMAN'S STATEMENT 6
EXECUTIVE BOARD 8
SUPERVISORY BOARD 9
CORPORATE STRUCTURE 10
KEY FIGURES 11

REPORT OF THE EXECUTIVE BOARD 14

- 14 WOLTERS KLUWER'S STRATEGY
- 14 2003 MILESTONES
- 16 FINANCIAL DEVELOPMENTS IN 2003
- 20 INVESTOR RELATIONS
- 20 RISK
- 22 BUSINESS OVERVIEW
- 22 - *LEGAL, TAX & BUSINESS EUROPE*
- 26 - *LEGAL, TAX & BUSINESS NORTH AMERICA*
- 30 - *LEGAL, TAX & BUSINESS ASIA PACIFIC*
- 34 - *HEALTH*
- 38 - *EDUCATION*
- 42 - *NON-CORE*
- 43 HUMAN RESOURCES
- 43 CORPORATE COMMUNICATIONS
- 44 CORPORATE GOVERNANCE

REPORT OF THE SUPERVISORY BOARD 48
REMUNERATION REPORT 50
REPORT OF THE TRUST OFFICE 52
REPORT OF THE PREFERENCE SHARE FOUNDATION 54

FINANCIAL STATEMENTS 2003 55

- 57 CONSOLIDATED PROFIT AND LOSS ACCOUNT
- 58 CONSOLIDATED BALANCE SHEET
- 60 CONSOLIDATED CASH FLOW STATEMENT
- 61 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- 67 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
- 94 FINANCIAL STATEMENTS OF WOLTERS KLUWER NV
- 96 OTHER INFORMATION
- 102 KEY FIGURES

INFORMATION FOR SHAREHOLDERS 104

REPORT OF THE TRUSTEE 106

CONTACT DETAILS 107

CORPORATE PROFILE

FACTS

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

LEADING POSITIONS AND BRANDS

Wolters Kluwer's market positions are significant, and it is the number one or two provider of information, software, and services in over 80% of its markets. Across all of its markets, Wolters Kluwer is synonymous with strong, enduring brands such as CCH, the leading provider of tax research and software products in the United States; OVID, the premier online Health service provider; and Kluwer, the leading brand for legal, tax, and regulatory information in the Netherlands.

PROFESSIONALS

The worldwide activities of Wolters Kluwer are aimed at a select customer group: professionals, such as:

- Accountants, lawyers, fiscal and tax experts
- Doctors, nurses, and other medical specialists
- Banking, insurance, and securities professionals
- Teachers, students, and educational institutions
- Pharmaceutical companies, pharmacists, and hospitals

Wolters Kluwer is deeply committed to providing its customers with products and services that assist them in making better decisions. The added value of Wolters Kluwer's products contributes directly to the success of its customers. Relationships with customers are built on partnership and co-operation. Wolters Kluwer strives to deliver the right information, at the right time, and in the right medium.

THE PROFESSIONAL'S FIRST CHOICE

Wolters Kluwer's vision is to be The Professional's First Choice. In all that Wolters Kluwer does, it strives to provide information, tools, and solutions to help professionals make their most critical decisions effectively and to improve their productivity. Within this vision, Wolters Kluwer builds on its powerful brand and market positions to provide value to its customers through current, accurate, and expert information, leading edge technology and software solutions, and superior customer service.

STRATEGY FOR GROWTH AND SUSTAINED SHAREHOLDER VALUE

Wolters Kluwer is now executing a three-year strategy to deliver improved value to shareholders, as outlined by its Chairman, Nancy McKinstry, during the Strategy Update of October 30, 2003.
The key components of the strategy are to:

- Invest in growth around leading market positions;
- Reduce costs through structural improvements;
- Reorganize the business to deliver growth.

Investing to drive revenue growth is Wolters Kluwer's top priority within the three-year strategy. Investments in growth will center on strengthening customer relationships, delivering end-to-end solutions, and expanding online products and services.

CHAIRMAN'S STATEMENT

The year 2003 was a year of transition for Wolters Kluwer. The Company continued to face challenging market conditions worldwide. We undertook a thorough analysis of our business and put in place a series of investment plans to generate future growth and restructuring initiatives to reduce operating costs and improve performance. These actions established the foundation for the three-year strategy announced on October 30, 2003. This strategy will deliver sustained, profitable growth for Wolters Kluwer and increase value for our shareholders.

FINANCIAL HIGHLIGHTS

Wolters Kluwer had 2003 revenues of EUR 3,436 million and ordinary EBITA of EUR 610 million, achieving an ordinary EBITA margin of 18%. This margin was slightly higher than expectations and was driven by improved revenue performance in the fourth quarter in North America and additional cost efficiencies in all Divisions. Cost reductions in 2003 were EUR 79 million, with approximately one-third from structural improvements.

Organic revenues declined 2%, reflecting challenging market conditions worldwide, lack of major new legislation, and underperformance of some operating units. Despite these factors, we delivered strong revenue growth in Canada, Italy, Central Europe, and Spain, as well as in Tax Compliance, Teleroute, and Health's Professional & Educational unit. A number of key new products were launched, notably Expere, an integrated compliance solution for banks, and efacts, an integrated source of drug interaction information for hospitals and pharmacists. Products of this type provide the foundation for our future growth.

In 2003 Wolters Kluwer had a modest acquisition program, designed to complement our portfolio and reflect our new strategy where acquisitions will be only one part of our overall growth program. Annualized revenues from acquisitions made during the year were EUR 59 million. The two largest acquisitions were CEDAM, a leading Italian legal publisher, and TyMetrix, a provider of legal e-billing services in the U.S.

We strengthened our financial structure significantly in 2003 by reducing net debt 29% from EUR 2.7 billion to EUR 1.9 billion. Free cash flow remained strong at EUR 393 million, virtually equal to EUR 400 million realized in 2002, despite the weak U.S. dollar. We will make a proposal to the Annual General Meeting of Shareholders to maintain the cash distribution at EUR 0.55 per share. The foundation for our new strategy is firmly in place and, despite challenging economic conditions worldwide, we delivered results by year-end that were in line with expectations.

OUR VISION AND STRATEGY

Our vision is to be *The Professional's First Choice* by providing integrated information, tools, and solutions that help professionals make their most critical decisions effectively and to improve their productivity – be they a clinician relying on our decision support tools in delivering patient care; an attorney researching a legal precedent in an important case; an accountant preparing for an internal audit, or a business professional ensuring compliance with complex industry regulations.

Our customers confirm that their practices are undergoing significant transformation creating a need for solutions that help them make critical decisions more effectively and tools that improve their productivity. Innovative, productivity-enhancing solutions are more important than ever. Our customers will describe the value of our products to their professions throughout this annual report. Our legacy of proven capabilities in content development, technology, and customer service, combined with our world-class products and brands, uniquely position Wolters Kluwer to support our customers and achieve this vision.

Our strategy provides a plan for doing so. Specifically, our three-year strategy is to invest in growth around our leading positions, reduce costs through structural improvements, and reorganize to deliver growth.

Invest in Growth: Growing our revenues is our top priority. We are market leaders in all of our Divisions. These positions are valuable and sustainable. Most importantly, they provide growth opportunities and a solid foundation for the future. Our investments in growth are concentrated on strengthening our customer relationships, delivering end-to-end solutions, and driving online products and services to create integrated workflow tools.

Reduce Costs Through Structural Improvements: Our past approach of rapid acquisition and limited integration now gives us an opportunity to combine our businesses more effectively to gain scale benefits and improve operating performance. We are restructuring our operations to reduce costs and improve our flexibility. This operational efficiency and agility is particularly important as we continue to migrate from printed products to online and software solutions across our organization.

Reorganize to Deliver Growth: A first step in our strategy was reorganizing our business into five Divisions, which represent our leading market positions. This new organization structure became effective January 1, 2004, and provides us with a much stronger ability to focus on strengthening relationships with customers. Our goal in tightly integrating our business units is not only to improve their market focus, but also to take advantage of scale efficiencies in product development, technology, and sales and marketing.


NANCY MCKINSTRY

COMMITMENT TO SHAREHOLDER VALUE

We are deeply committed to executing our three-year strategy to deliver growth and improve value to our shareholders. Important to this, Wolters Kluwer is transitioning from a financial holding company to a streamlined operating company structure. We have instituted a rigorous and disciplined approach to managing our business.

We have strengthened our senior management team and shortened the reporting lines between the Divisions and the Executive Board, with Divisional CEOs now reporting directly to the Chairman. This supports our operating structure and improves communication, speeds responsiveness, and creates a cohesive management team capable of rapidly implementing our strategy.

Underpinning all of our decisions is our focus on creating shareholder value. The principle of *Return on Invested Capital* is a critical measure of Wolters Kluwer's future performance. This measure is part of six Key Performance Indicators we will use to guide our decisions and measure our progress against plan.

Remuneration plans for key managers have been changed to support the strategy and to align our organization and individual managers with shareholder interests. Adopting a business strategy and remuneration plans centered on maximizing returns will result in a more disciplined, effective management of our assets. As a result, our new short- and long-term compensation plans focus on the drivers of *Return on Invested Capital* and *Total Shareholder Return.*

As part of our three-year strategy, we have established clear and transparent financial targets consistent with our shareholders' interests. Our financial reporting and contact with key shareholders also has been significantly expanded. Financial transparency is part of our commitment to good corporate governance. We will support the principles and practices of the new Dutch Corporate Governance Code.

LOOKING AHEAD

As I begin my first full year as Chairman, I have come to appreciate, even more deeply than before, the combined efforts of all those who came before me. I especially want to acknowledge and thank my predecessor, Rob Pieterse, who retired at the end of August 2003, for his efforts on behalf of Wolters Kluwer.

Looking forward, I am confident in our company's long-term future. In 2004, our focus will be on executing our three-year strategy. We will restore top-line revenue growth to Wolters Kluwer, continue to restructure our cost base and manage our assets in a highly disciplined manner.

Our new strategy leverages the strong brands and market positions that comprise Wolters Kluwer. It capitalizes on our transformation from a traditional publisher to a provider of information, software, and services. It reinforces and revitalizes the importance of our products and services in our customers' day-to-day work. It challenges our employees to create new and innovative tools for our professional markets. And, it makes our management more disciplined and more accountable to, and closely aligned with, delivering value to our shareholders.

I would like to give my sincere thanks to all Wolters Kluwer staff for their contribution to our 2003 performance and to the shareholders for their commitment to our company.

Nancy McKinstry

Nancy McKinstry
Chairman of the Executive Board

EXECUTIVE BOARD

EXECUTIVE BOARD



NANCY MCKINSTRY

- The United States, 1959
- Chairman of the Executive Board since September 1, 2003
- Member of the Executive Board since 2001



BOUDEWIJN BEERKENS

- The Netherlands, 1963
- Member of the Executive Board since May 1, 2003
- Chief Financial Officer since November 2002



JEAN-MARC DETAILLEUR

- France, 1947
- Member of the Executive Board since January 1, 1999



HUGH YARRINGTON

- The United States, 1942
- Member of the Executive Board since January 1, 1999

H. DE RUITER



The Netherlands, 1934
Chairman
Appointed in 1994,
current term until 2006

Member of the Selection and Remuneration Committee and member of the Audit Committee

POSITION:
Former Executive Board Member of nv Royal Nederlandsche Petroleum Maatschappij and former member of the Group Executive Board of the Royal Dutch Shell Group

SUPERVISORY DIRECTORSHIPS:
Univar nv, Vice Chairman of the Supervisory Board of AEGON nv and member of the Supervisory Board of Heineken nv and nv Koninklijke Nederlandsche Petroleum Maatschappij

J.V.H. PENNINGS



The Netherlands, 1934
Deputy Chairman
Appointed in 1995,
current term until 2007

Chairman of the Selection and Remuneration Committee

POSITION:
Former Chairman of the Executive Board of Océ nv

SUPERVISORY DIRECTORSHIPS:
Chairman of the Supervisory Board of Royal Grolsch nv, Essent nv, Royal Ahrend nv and nv Industriebank LIOF and member of the Supervisory Board of Océ nv, Heymans nv and Berenschot Holding bv

A. BAAN



The Netherlands, 1942

Appointed in 2002,
current term until 2006

Member of the Selection and Remuneration Committee and member of the Audit Committee

POSITION:
Former member of the Executive Board of Royal Philips Electronics nv

SUPERVISORY DIRECTORSHIPS:
Member of the Supervisory Board of ASM International nv, Océ nv, Royal Volker Wessels Stevin nv, ICI Ltd. (United Kingdom), Hesse-Noord Natie (Belgium), International Power PLC (United Kingdom) and Authority for the Financial Markets

A.J. FROST



The United Kingdom,
1957
Appointed in 2001,
current term until 2005

POSITION:
Director of Consumer Strategy, Department for Constitutional Affairs (U.K. Government)

SUPERVISORY DIRECTORSHIPS:
Non-Executive Director of Lowry Arts Centre (United Kingdom) and BBC Children in Need (United Kingdom)

ADDITIONAL POSITIONS:
Supervisory Council Member HTI Education Trust (Warwick University), Fellow Chartered Institute of Marketing, Fellow Royal Society of Arts (United Kingdom)

K.A.L.M. VAN MIERT



Belgium, 1942

Appointed in 2000,
current term until 2004

POSITION:
Former Vice Chairman of the European Commission and former Chairman of the Board of Governors of Nyenrode University

SUPERVISORY DIRECTORSHIPS:
Member of the Supervisory Board of Royal Philips Electronics nv, RWE AG (Germany), DHV Group, Fraport AG (Germany) and Munich Re (Germany), member of the Board of De Persgroep nv (Belgium), Anglo American PLC (United Kingdom), Solvay SPA (Belgium) and Agfa Gevaert nv (Belgium) and member of the Advisory Council of Guidant Europe nv (Belgium), Eli Lilly Holdings Ltd. (United States) and Goldman Sachs Europe Limited (United Kingdom)

N.J. WESTDIJK



The Netherlands, 1941

Appointed in 1993,
current term until 2005

Chairman of the Audit Committee

POSITION:
Former Chairman of the Executive Board of Connexxion Holding nv

SUPERVISORY DIRECTORSHIPS:
Non-Executive member of the Executive Board of Fortis nv, Chairman of the Supervisory Board of ENECO Energie nv and member of the Supervisory Board of VastNed Group and Connexxion Holding nv

CORPORATE STRUCTURE[1]

	WoltersKluwer				
DIVISIONS	LEGAL, TAX & BUSINESS EUROPE	LEGAL, TAX & BUSINESS NORTH AMERICA	LEGAL, TAX & BUSINESS ASIA PACIFIC	HEALTH	[redacted]
CEO	R. EIDE	C. CARTWRIGHT	W. VAN ZANTEN	C. AINSLEY	H. STERK
FTEs (AVERAGE)	8,009	6,464	621	2,351	1,481
OPERATIONS	- The Netherlands - France - United Kingdom - Germany - Belgium - Spain - Italy - Scandinavia - Austria - Central Europe - Russia - Teleroute	- CCH Publishing - Bankers Systems Inc. - CCH Legal - Information Services - Aspen Publishers - CCH Tax Compliance - CCH Canadian	- CCH Australia - CCH Asia - CCH New Zealand - CCH Japan	- Clinical Tools - Medical Research - Pharma Solutions - Professional & Education	- Wolters-Noordhoff - Liber - Nelson Thornes - Bildungsverlag EINS - Müszaki - Wolters Plantyn - Jugend & Volk
REVENUES 2003	EUR 1,279 MILLION	EUR 1,025 MILLION	EUR 67 MILLION	EUR 663 MILLION	EUR 302 MILLION
	USD 1,445 MILLION	USD 1,158 MILLION	USD 76 MILLION	USD 750 MILLION	USD 341 MILLION

	SENIOR MANAGERS AT CORPORATE OFFICE	
CORPORATE STAFF	Accounting & Control	MATTHIJS LUSSE
	Human Resources	KATHY BAKER
	Operational Audit	PAUL KOOIJMANS
	Strategy	ANDRES SADLER

[1] Reported organization structure is per the former Cluster structure that was applicable till December 31, 2003: Legal, Tax & Business Europe; Legal, Tax & Business North America; Legal, Tax & Business Asia Pacific; Health; and Education.
As of January 1, 2004, the Company's structure consists of five Divisions: Health; Corporate & Financial Services; Tax, Accounting & Legal; Legal, Tax & Regulatory Europe; and Education. Excluding non-core activities.

KEY FIGURES

KEY FIGURES 2003[2]

BREAKDOWN OF REVENUES BY CLUSTER 2003 (IN %)


9
3
37
19
2
30

- LTB Europe 37
- LTB North America 30
- LTB Asia Pacific 2
- Health 19
- Education 9
- Non-core 3

BREAKDOWN OF ORDINARY EBITA[2] BY CLUSTER 2003 (IN %)


8
1
32
16
2
41

- LTB Europe 32
- LTB North America 41
- LTB Asia Pacific 2
- Health 16
- Education 8
- Non-core 1

BREAKDOWN OF REVENUES BY MEDIA 2003 (IN %)


14
15
16
55

- Electronic: 31
  - Internet/Online 15
  - CD-ROM/Offline 16
- Print 55
- Services 14

GEOGRAPHICAL SPREAD OF REVENUES 2003 (IN %)


3
1
44
52

- Europe 52
- North America 44
- Asia Pacific 3
- Other 1

[2] Ordinary EBITA is defined as operating income before amortization of intangible fixed assets and exceptional items.

KEY FIGURES[3]	2003	2002 Restated[4]	% Change	% Change Constant Currencies
EUR MILLION (EXCEPT AS OTHERWISE INDICATED)				
Revenues	3,436	3,969	(13)	(4)
Ordinary EBITA	610	763	(20)	(10)
Ordinary EBITA margin (%)	18	19		
EBITA	514	763		
EBITA margin (%)	15	19		
Ordinary Net Income	349	442	(21)	(8)
Ordinary EPS (fully diluted) (EUR)	1.18	1.50		
Proposed cash distribution per share (EUR)	0.55	0.55		
Free Cash Flow	393	400		
Free Cash Flow per share (fully diluted) (EUR)	1.32	1.36		
Cash conversion ratio	1.09	0.91		
Return on Invested Capital (%)[5]	7	8		
Average Number of FTEs	19,540	20,284		
Official Dutch GAAP figures				
Operating income	114	669		
Net income/(loss)	(69)	382		
EPS (fully diluted) (EUR)	(0.24)	1.30		

[3] "Ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of intangible fixed assets. "Ordinary" figures are non Dutch GAAP compliant financial figures, but are internally regarded as key financial measures. These figures are presented as additional information and do not replace the information in the profit and loss account and the cash flow statement. The term "Ordinary" is not a defined term under Dutch or International GAAP. Official Dutch GAAP figures represent the information included in the profit and loss account, as per the "Besluit Modellen Jaarrekening".

[4] In 2003 Wolters Kluwer has made a number of changes in its accountings policies, in accordance with changes in Dutch Accounting Standards. Accordingly the 2002 figures have been restated.

[5] Return on Invested Capital is calculated by dividing the full year Ordinary EBITA after estimated allocated tax by average invested capital. Average invested capital is defined as capital employed adjusted for non-operating items, such as deferred tax assets and forward contracts, exceptional items, cash, cumulative goodwill and publishing rights amortization and goodwill charged to equity.

LEADING POSITIONS

Wolters Kluwer holds the number one or two position in over 80% of its markets and houses a wealth of powerful and valuable brands.[6]

LEGAL, TAX & REGULATORY EUROPE

Luchterhand
Eine Marke von Wolters Kluwer Deutschland
Norstedts Juridik AB
KLUWER
atr3s
Teleroute
Lamy
LA LEY

CORPORATE & FINANCIAL SERVICES

Expere
TyMetrix
A CT CORPORATION COMPANY
Bankers Systems Inc.
CTAdvantage.com
CT CORPORATION
UCC Direct Services

TAX, ACCOUNTING & LEGAL

THE ProSystem fx OFFICE
Loislaw
An Aspen Publishers Company
CCH
ASPEN PUBLISHERS

HEALTH

OVID
Facts & Comparisons
adis INTERNATIONAL
LIPPINCOTT WILLIAMS & WILKINS
Medi-Span

EDUCATION

Wolters Noordhoff
redaktion D
Bildungsverlag E1NS
MOORHOUSE BLACK
nelson thornes

[6] This overview represents the new Divisional structure

WOLTERS KLUWER'S STRATEGY

On October 30, 2003, Wolters Kluwer initiated a new strategy for the period 2003-2006. This plan will deliver improved and sustained value to customers and shareholders. The strategy was developed in collaboration with Divisional management, customers, and the Executive and Supervisory Boards.

INVEST IN GROWTH AROUND LEADING MARKET POSITIONS

The Company's new strategy is focused on pursuing growth by investing in leading market positions. As part of this strategy, EUR 800 million will be invested in growth-related initiatives over the next three years. Of these investments, EUR 200 million is additional to historical levels of spending. These investments include new product development, key product enhancements, online migration, and market expansion.

Wolters Kluwer will seek growth opportunities, created by newly emerging customer needs and technologies, to build valuable products and services. Wolters Kluwer is investing in all its Divisions, with the levels of investments reflecting its expectations for growth.

REDUCE COSTS THROUGH STRUCTURAL IMPROVEMENTS

Funding this growth requires restructuring of operations to reduce costs, which must be achieved if Wolters Kluwer is to effectively compete in a global marketplace. The goal is to reduce costs by EUR 240 million over the next three years through structural improvements. Plans have been developed by looking at the business in its entirety rather than at the operating unit level. As such, the focus of the Company's restructuring efforts is largely in four areas:

- Create shared services in Finance, Human Resources and selective Technology functions to increase scale and enable more effective investments in systems;
- Consolidate real estate;
- Rationalize back office functions to reduce the cost base and improve the Company's ability to execute the business more quickly and effectively;
- Standardize and consolidate technology platforms, combine data centers and increase use of offshore development and IT outsourcing.

As part of the cost reductions, a total of 1,600 FTEs (approximately 8 percent of the workforce) will be reduced across the global organization by 2006. These are difficult but unavoidable measures given today's business climate. Wolters Kluwer will execute this plan in line with good business practices and local social regulations and with sensitivity to the needs of its employees.

These restructuring initiatives will reduce costs and simplify how Wolters Kluwer manages its businesses, enabling it to be more responsive to customer and market dynamics.

REORGANIZE TO DELIVER GROWTH

Effective January 1, 2004 Wolters Kluwer reorganized its operations into five Divisions focused on leading markets. These Divisions are: Health; Corporate & Financial Services; Tax, Accounting & Legal; Legal, Tax & Regulatory Europe; and Education. These Divisions focus on distinct customer segments. The Divisions will drive integration between the business units, simplify the business and provide day-to-day management. By integrating the businesses, Wolters Kluwer can achieve scale economies, but most importantly, get closer to its customers.

2003 MILESTONES

GROWTH INITIATIVES

Investment in building new products is a key part of Wolters Kluwer's growth program. The investments made in 2003 were targeted at products that combine content with software and services to provide customer with solutions that assist them in their daily work and decision-making.

Investment in online growth and migration is central to the Wolters Kluwer strategy. Revenues from electronic products have grown from 22% of sales in 2000 to 31% in 2003.

While customers prefer to use certain reference and textbooks in print, new electronic products enable them to deliver superior performance in their professions, supporting changes in medicine, law, compliance and education. In addition to delivering organic growth, solutions that become integrated within customer workflows deliver higher value and improved renewal rates for the Company. When customers migrate from print to online and software products, they have the ability to link to Wolters Kluwer products in new and meaningful ways. Information can be provided in detail for research purposes, or in summary form for quick answers. The delivery platform is flexible: desktop, point of care or personal digital assistant, and can be provided based on individual customer preference.

Investments in online migration also provide Wolters Kluwer with an opportunity to consolidate and streamline legacy editorial and production systems. This gives Wolters Kluwer the ability to cost effectively meet the needs of its customer, regardless of format. Therefore, online growth and migration remains a key priority within each of the Divisions.

In 2003, good progress was made with the European Internet Platform (EIP) project that consists of adding new functionalities to the content in the various European countries and migrating that content to the common electronic platform. The EIP is the foundation for the creation of a single, global platform for Wolters Kluwer's legal, tax and accounting businesses. In addition, the Company has earmarked significant investment to restructure North America to order to stimulate organic growth. This effort, entitled Project One, will focus on expanding market positions in banking, securities and insurance through strong investments in new products, developing the next generation online platform, and creating shared services for key functions.

RESTRUCTURING AND BUSINESS IMPROVEMENT PLANS

Cost restructuring began in 2003 across all Divisions. The total cost savings were EUR 79 million compared with original expectations of EUR 70 million. Of this, approximately one-third is structural and the balance is one time savings associated with reductions in such areas as travel expenses, profit sharing and employee bonuses. Included in these savings was the organic decrease of 521 FTEs companywide.

Major restructuring programs were accomplished in Aspen Publishing and Belgium. At Aspen, the business has stabilized and order management system issues resolved. Aspen's revenues were reduced as a result of deliberate management action to focus the product line on the legal market, divest non-core product lines and eliminate aggressive marketing practices that had led to high product returns. These actions have positioned Aspen for improved performance in 2004.

In Belgium, restructuring efforts in 2003 focused on streamlining the organization and simplifying the product line. As a result, improvements were made by year-end to stabilize revenue growth and increase profitability. Execution of the restructuring plan will continue in 2004 and will be focused on implementing new systems in order to improve back office efficiencies.

Restructuring plans are also underway in the United Kingdom and the Netherlands. In the United Kingdom, implementation is focused on the installation of a common financial and back office system, more flexible product offerings and improved sales and marketing. This plan was started in late 2003 and will continue throughout 2004. Similar restructuring plans will be implemented in the Netherlands in 2004.

2004 EXPECTATIONS AND LONG-TERM OUTLOOK

In 2004 Wolters Kluwer will focus on restoring top-line revenue growth. It will also be a year of restructuring the cost base and investment in the future. As a result, ordinary EBITA margins will be reduced to 14-15%. From 2007 onwards, the Company expects sustained revenue growth of 3-4%, improved ordinary EBITA margins of 19-20%, and Return on Invested Capital at or above the after-tax weighted cost of capital (WACC) of 8%. To meet these objectives, the Company must achieve its targeted structural cost savings, invest in winning product development, and improve marketing and sales. Wolters Kluwer will also take every opportunity to further strengthen its financial structure.

The Executive Board and the senior management team are united in their commitment to the new strategy. The team is confident of the direction the Company is taking and implementation of the new strategy is tracking according to plan.

Forward-Looking Statements

This annual report contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently. Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

CORPORATE SOCIAL RESPONSIBILITY

Activities in the realm of corporate social responsibility or sustainable entrepreneurship are not new to Wolters Kluwer. As a company, Wolters Kluwer has always been conscious of its responsibility to be a good corporate citizen in its interaction with its employees, customers, shareholders and the communities and countries in which it is active. Historically, many of the activities the Company has been involved in were determined locally and in a manner appropriate to individual customs and markets.

Consistent with the newly announced strategy of becoming a more integrated organization, appropriate values for the corporation were adopted. In 2003, Wolters Kluwer defined its values as: customer focus, innovation, accountability, integrity and value creation. Implementation of these values across the entire organization will start in 2004. As part of this, the Company is working on a code of conduct for its employees.

Wolters Kluwer is prepared to challenge itself to find a code that is useful and usable for employees, which will then be implemented in the organization.

Communication with employees was a key focus in 2003 and will continue in 2004. Executing Wolters Kluwer's new strategy requires the full commitment of its employees. Good communication is essential to this effort. Employees have responded well to this increased focus on creating an open dialogue.

Wolters Kluwer is conscious of the need to give back to the communities that it serves. With that in mind, there have been a number of initiatives on a local level. Examples include: providing free access to Journals@Ovid during the outbreak of SARS (see page 35) and partnering with KPN, a multinational telecom company, to offer free access to Internet-modules of educational material for higher education.

Wolters Kluwer intends to publish a sustainable entrepreneurship report over the year 2004. The guidelines of the Global Reporting Initiative (GRI) will be used for determining the structure and content of the report. This report will allow Wolters Kluwer's stakeholders to judge its progress.

FINANCIAL DEVELOPMENTS IN 2003

The year 2003 can be characterized as a year of change for Wolters Kluwer. The worldwide economic slowdown had a significant impact on the revenues and profit of the Company and many initiatives were undertaken to address this.

CLOSER TO IFRS

As a result of the harmonization of Dutch GAAP to International Financial Reporting Standards (IFRS), significant steps have been taken to bring accounting principles closer to the International Financial Reporting Standards (IFRS) that will become effective in 2005 (see also Note 1 of the Financial Statements). Wolters Kluwer has adopted Dutch accounting guidelines RJ 270 on the profit and loss account, which contains detailed requirements for revenue recognition, and RJ 271 on employee benefits, which contains a new methodology for calculating pension costs and liabilities. It also has adopted RJ 160, which relates to post balance sheet events. In line with this regulation, the declaration of dividend (or cash distribution) is now considered as a post balance sheet event, and is therefore no longer included under current liabilities. Currently, the most important remaining differences between Wolters Kluwer's Financial Statements and IFRS relate to intangible fixed assets (amortization of goodwill), share-based compensation, and financial instruments. More information on these accounting changes and the remaining differences are included in the Notes to the Financial Statements.

The overall impact of RJ 270, RJ 271 and RJ 160 is shown in the following table:

IN MILLIONS OF EUROS	2003	2002	2003	2002	January 1, 2003
	Impact on revenue		Impact on net income		Impact on equity
RJ 270 Profit and loss account	84	75	9	(7)	(67)
RJ 271 Employee benefits	-	-	(3)	61	(58)
RJ 160 Post balance sheets events	-	-	-	-	156
TOTAL	**84**	75	**6**	54	**31**

EUR MILLION (EXCEPT AS OTHERWISE INDICATED)	2003	2002	% Change	% Change Constant Currencies
		Restated		
Revenues	3,436	3,969	(13)	(4)
Ordinary EBITA	610	763	(20)	(10)
Ordinary EBITA margin (%)	18	19		
EBITA	514	763		
EBITA Margin (%)	15	19		
Ordinary Net Income	349	442	(21)	(8)
Ordinary EPS (fully diluted) (EUR)	1.18	1.50		
Return on Invested Capital (%)	7	8		
Official Dutch GAAP figures				
Operating income	114	669		
Net income	(69)	382		
EPS (fully diluted) (EUR)	(0.24)	1.30		

Revenues in 2003 were affected strongly by currency movements and decreased by 13% to EUR 3,436 million. The decline was 4% in constant currencies.

Organic revenues declined 2%, reflecting challenging market conditions worldwide, lack of major new legislation, and underperformance of some operating units. Revenues declined mainly at Aspen, the Netherlands and the United Kingdom. Despite these factors, the Company experienced strong growth in Canada, Italy, Central Europe and Spain, as well as in Tax Compliance, Teleroute and Health's Professional & Educational unit. Acquisitions contributed 2% to revenue growth, while 2002 divestments (main ones being Kluwer Academic Publishers and Bohn Stafleu van Loghum) reduced revenues by 4%.

The impact of the decline in revenues on profitability was controlled with an aggressive cost reduction program that was implemented early in the year. This program saved EUR 79 million in 2003. About one-third of this amount is structural. The remaining cost savings were associated with one-time reductions of bonuses, travel, profit sharing, and other personnel-related expenses. Expenditures on product development were increased during the year and these expenditures were expensed as incurred. Ordinary EBITA at constant currencies decreased by 10%. As a result of adverse currency movements, ordinary EBITA declined 20% from EUR 763 million to EUR 610 million. The ordinary EBITA margin decreased to 18%.

In 2003, a EUR 96 million exceptional restructuring expense was incurred for the restructuring program that was implemented in line with the strategic announcements made in October of 2003. Taking all these items into account, the EBITA margin in 2003 was 15% compared to 19% in the prior year.

The profit benchmark defined as "ordinary net income before amortization of intangible fixed assets and exceptional items", declined from EUR 442 million in 2002 to EUR 349 million (approximately -8% in constant currencies, -21% in euros) as a result of the decline of ordinary EBITA, offset in part by lower financing and tax charges.

Due to lower ordinary net income and the dilutive effects of stock dividends and options, the fully diluted earnings per share, based on the weighted average number of shares was EUR 1.18 compared to EUR 1.50 in 2002.

An essential part of the strategy is to generate returns on invested capital that first meet and then exceed the Company's weighted average cost of capital (WACC). The cost of capital after tax is approximately 8%. The Return on Invested Capital declined to 7% in 2003 (2002: 8%), due to the decline of ordinary EBITA.

Operating income in 2003 decreased to EUR 114 million, as compared to EUR 669 million in 2002, mainly as a result of the EUR 96 million exceptional restructuring expense incurred, lower book gains on divestments (2003: EUR 23 million versus 2002: EUR 321 million) and the decrease of ordinary EBITA.

Net income was EUR -69 million in 2003, compared to EUR 382 million in 2002, when it included the positive impact of book gains on divestments of EUR 321 million (after tax EUR 307 million).

EXCEPTIONAL RESTRUCTURING EXPENSE

One of the key elements in the new strategy is a restructuring program that aims to reduce costs through structural improvements. This program requires expenditures of around EUR 215 million during the next three years to achieve a total of EUR 240 million in savings across all Divisions. Approximately EUR 150 million of these expenditures will be classified as an exceptional restructuring expense, related to the reduction of staff and to onerous contracts mainly resulting from real estate consolidation.

The 2003 exceptional charge of EUR 96 million fully relates to first phase of the restructuring initiatives as announced during the Strategy Update of October 30, 2003. By the end of 2003, the Company achieved an organic decrease of 521 FTEs companywide.

ACQUISITIONS

In 2003, Wolters Kluwer had a modest acquisition program. The focus was to complement its portfolio and strengthen leading positions. As a result, in 2003, eight companies were acquired for a total consideration of EUR 115 million, including deferred payments. These acquisitions generate annualized revenues of EUR 59 million. Two major acquisitions were CEDAM, a leading Italian legal publishing house in which Wolters Kluwer acquired a 33% stake in 2003, and TyMetrix, a provider of legal e-billing and matters management services in the United States. Other acquisitions were Manual Industrial Property, Digital Spirit, Atchley, and Stanford Skolar MD. In 2003, acquisitions contributed 2% to revenue growth and 1% to ordinary EBITA.

Acquisitions will continue to play a role in growth plans, but will be less critical than in the past. Wolters Kluwer will continue to seek opportunities to strengthen its leading market positions at attractive prices. In the future, the Company will pursue acquisitions selectively and only if they offer a good return on invested capital and added value in terms of organic growth prospects, strategic positioning, market position, broader product offerings, and/or some definable competitive edge.

RESULTS ON DIVESTMENTS

The sale of non-core businesses continued in 2003 with the divestment of four companies: ISBW, the professional training assets of Hawksmere, the education assets of Aspen Publishers, and the Public Law assets of Kluwer Law International. Together with the sale of Kluwer Academic and Bohn Stafleu Van Loghum in 2002, the sale of non-core activities has largely been completed. The intended divestment of ten Hagen & Stam did not take place in 2003.

The pre-tax book profit on the divestments realized in 2003 amounted to EUR 23 million, EUR 20 million after tax.

TAX CHARGE

As a result of lower pre tax income, the tax charge decreased from EUR 136 million in 2002 to EUR 64 million in 2003. The tax effects under the Dutch group financing regime (CFA regime) were less during the year due to lower interest rates and a lower U.S. dollar rate.

CASH FLOW

EUR MILLION (EXCEPT AS OTHERWISE INDICATED)	2003	2002	% Change
		Restated	
Cash Flow from Operations	756	842	(10)
Free Cash Flow	393	400	(2)
Free Cash Flow per share (fully diluted) (EUR)	1.32	1.36	-
Cash Conversion ratio	1.09	0.91	-

The lower ordinary EBITA in 2003 was offset in part by a positive improvement of working capital. Despite adverse currency movements, cash flow from operations of EUR 756 million only declined 10%, compared to the decline of ordinary EBITA of 20%. Movements in working capital were positive EUR 34 million (2002: negative EUR 39 million). The most important factors in this development were lower accounts receivable (particularly in LTB Europe) and lower stocks/inventories (particularly in LTB North America).

Free cash flow provides the funds to invest in business for future growth, acquire companies, pay dividends to shareholders, pay down debt, and repurchase shares. Free cash flow was EUR 393 million in 2003 and was in line with 2002 (EUR 400 million), despite the weak U.S. dollar, due to lower capital expenditures in 2003 compared to 2002 (EUR 55 million) and lower appropriations of acquisition provisions (EUR 13 million).

This is mainly due to reduced investment in back office systems, the completion of some major IT projects in the United States and Europe, and a smaller acquisition program.

The cash conversion ratio[7] measures the cash generating ability of the businesses, regardless of tax and financing obligations. In 2003, the cash conversion ratio improved significantly to 1.09 (2002: 0.91) as a result of positive working capital development and reduced capital expenditures.

BALANCE SHEET

EUR MILLION	2003	2002
		Restated
Fixed assets	3,299	4,107
Working Capital	392	483
Shareholders' equity	861	1,278
Net interest bearing debt	1,900	2,664

Fixed assets decreased as a result of adverse currency movements and amortization and impairments applied to goodwill and publishing rights.

Working capital decreased as a result of the receipt of the proceeds from the sale of Kluwer Academic Publishers early in 2003, which were partly used to reduce net debt.

Shareholders' equity declined to EUR 861 million, as a result of adverse currency movements, the cash dividend paid in 2003 and the loss incurred in 2003 of EUR 69 million.

Wolters Kluwer made successful efforts to reduce its debt level in 2003 and to strengthen its balance sheet to support the new strategy. These efforts resulted in a decrease in (gross) debt from EUR 3.1 billion (2002) to EUR 2.6 billion. Taking into account the cash and cash equivalent balances, the net interest-bearing debt position decreased from EUR 2.7 billion (2002) to EUR 1.9 billion.

To efficiently utilize surplus cash, Wolters Kluwer announced a series of capital market transactions on October 30, 2003, in which public offers were made for two of the senior bond issues and for the convertible bonds.

[7] Cash conversion ratio (CAR) is defined as the cash flow from operations less net expenditure on fixed assets divided by ordinary EBITA

The purpose of the public offers was to utilize cash efficiently and to prudently reduce debt maturing in 2005 and 2006.

Wolters Kluwer repurchased EUR 1,126 million of its outstanding bonds:

- EUR 380 million of the 6.125% bonds due 2005;
- EUR 536 million of the 5.50% bonds due 2006;
- EUR 210 million of the 1.00% convertible bonds due 2006.

Following this, the Company raised longer-term funding and extended its maturity profile by issuing a new unsubordinated bond due 2014 with a nominal value of EUR 700 million. The coupon on the bonds is 5.125% with an issue price of 99.618%. The proceeds from this bond issue were used to partly refinance the tender offer and for general corporate purposes.

INTANGIBLE FIXED ASSETS

Goodwill – the difference between the cost of acquisitions and the fair market value of the acquired identifiable assets less liabilities – decreased relative to 2002. The most important reasons were negative currency movements and amortization, including impairments. In 2003, Wolters Kluwer again performed impairment tests on the book values of goodwill and publishing rights. The aim of these tests is to assess whether the book value of the acquisitions relating to intangible fixed assets do justice to the current value, which is determined by calculating the present value of the future cash flows (estimated by management). If the current value is lower than the book value, full impairment is applied in the profit and loss account. In 2003, an amount of EUR155 million was charged to the profit and loss account (2002: EUR 87 million). These impairments mainly took place at parts of LTB North America and LTB Europe.

DIVIDEND (CASH OR STOCK DISTRIBUTION)

During the Annual General Meeting of Shareholders on April 21, 2004, Wolters Kluwer will propose a distribution from reserves of EUR 0.55 per share. This corresponds with the dividend declared for 2002. In line with previous years, and indicating a strong belief in the future of the Company, Wolters Kluwer proposes to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal by the General Meeting of Shareholders, the shareholders will be asked to make their choice known. The stock dividend ratio will be set on April 29, 2004 (after the close of trading). The cash distribution will be payable as of May 4, 2004.

INVESTOR RELATIONS

Wolters Kluwer seeks to be as open as possible with its investors and is committed to a high degree of transparency in its financial reporting. In furtherance of that goal, the Company reported first- and third-quarter trading updates for the first time in 2003. The number of road shows and one-on-one meetings with investors was doubled. Investor Relations has developed a comprehensive program for communicating with investors. The purpose is to enable investors to become better acquainted with Wolters Kluwer and its management and to maintain a long-term relationship of trust. Activities include:

- A full presentation by management, via webcast, of half-year and full-year results;
- Regular meetings with potential and existing shareholders and sell-side analysts covering the Company;
- Conference calls providing first- and third-quarter trading and year-end results;
- In depth Division days where Divisional management provides a more comprehensive review of their business and products; and
- Information is provided via the Investor Relations section of www.wolterskluwer.com, which includes archived copies of presentations and webcasts delivered throughout the year.

RISK

RISK PROFILE

As a global information business Wolters Kluwer is faced with various risks. These risks include, among others:

- Business risks, such as the continued demand for products by customers, copyright infringements and the rapidly changing IT environment;
- Financial risks, such as currency, interest rate fluctuations, liquidity and credit risk.

BUSINESS RISKS

Wolters Kluwer mitigates these risks by having a solid strategy in place and hiring the best resources available. The strategy is focused on serving professionals in information-intensive sectors on a subscription basis. Wolters Kluwer products and services are crucial to these professionals. This means that the Company caters to relatively stable markets with a strong and constant need for up-to-date information, particularly in the rapidly evolving fields of regulation and compliance (tax, fiscal, legal), learning (education) and health (medical).

Wolters Kluwer's portfolio consists of information, software and services with a high added value – often protected by copyright or patent. This portfolio is balanced in terms of both markets and geography. As part of the Strategy Update, the Company is in the process of implementing a centralized ICT governance model. As much as possible, use is made of shared content and delivery platforms and common back office systems. This enables the Company to build on economies of scale across the organization.

FINANCIAL RISKS

The Company is exposed to a variety of financial risks, including currency, interest rate, liquidity and credit risk. Fluctuations in exchange and interest rates may affect Wolters Kluwer's reported results. It is the Company's goal to mitigate the effects of exchange rate and interest rate movements on net income, equity and cash flow. Whenever possible, the Company tries to establish this by creating natural hedges, i.e. income and expenses in the same currency and by matching assets and liabilities. When natural hedges are not present, Wolters Kluwer tries to realize the same effect with the aid of financial instruments. For this purpose, hedging ranges have been identified and strict policies and governance are in place.

The Company only purchases or holds financial instruments for hedging purposes, and strict authorization procedures are in place for their application, though these instruments would not always qualify for hedge accounting as defined in IFRS 39.

For additional disclosure about financial risks, please refer to Note 18 of the Financial Statements.

CURRENCY RISK

The main currency risks identified by Wolters Kluwer are currency transaction risk and currency translation risk.

The transaction risk exposure within the individual Wolters Kluwer entities is considered to be limited. The prices that Wolters Kluwer charges its customers for products and services are mainly denominated in the customer's local currency. Given the nature of the business, almost all related costs are also incurred in that local currency. Thus, financial instruments to hedge transaction risks are not frequently used.

The translation risk of the Company is hedged in order to limit the impact of volatile exchange rates on equity. Currently, 26% of the net investment[8] is hedged in the United States. Wherever possible, the Company will strive to create natural hedges. If this is not possible, financial instruments will be used to reach predetermined targets.

Interest charges have (through the use of derivative instruments) to a large extent been swapped into U.S. dollar charges. Of all interest charges, approximately 38% is payable in U.S. dollars. The Company strives to have U.S. dollar denominated interest charges, in line with EBITA.

INTEREST RATE RISK

The Company seeks to protect results and cash flow from interest rate movements, either by arranging fixed rate funding, or variable, through the use of derivative instruments (Interest Rate Swaps). Of the total interest portfolio, approximately 24% is variable rate, and 76% fixed rate. Efforts will be made to achieve a ratio of 67-75% at fixed interest rate and 33-25% floating interest rate.

LIQUIDITY RISK

In order to reduce liquidity risk, Wolters Kluwer has established the following minimum requirements:

- Repayment of long-term debt should be spread evenly over time;
- Acquire funding at least one year in advance of maturing long-term debt;
- Minimum headroom (sum of unused committed credit facilities and cash and cash equivalents) of EUR 500 million.

The headroom per year-end 2003 amounted to approximately EUR 0.9 billion.

CREDIT RISK

It is Wolters Kluwer's policy to conclude financial transactions, where possible, under ISDA (International Swap Dealers Association) master agreements. Cash is invested and financial transactions are concluded only with financial institutions with strong credit ratings. Furthermore credit limits per counter party are in place.

INTERNAL CONTROL

As a global company, internal control processes are an integral part of operations. The processes have been designed to provide assurance that strategic objectives are met and to ensure the reliability of financial reporting.

The Company employs various mechanisms to safeguard that an adequate internal control system is maintained:

- A standard annual planning and reporting cycle, consisting of the annual Business Development Plan (three-year strategic plan) on a Divisional and operating entity level, the annual budget, quarterly forecasts and monthly financial reporting;
- Standard financial and non-financial procedures and policies.

The Company has an operational auditor and a team of internal auditors to ensure compliance with its policies and procedures and detect and address internal control issues.

In the beginning of 2003 an extensive Risk Assessment Project was started to further improve the internal control framework. The goals of this project are to improve the effectiveness and efficiency of the operations and, to ensure the reliability of financial information and compliance with laws and regulations. The Audit Committee and the external auditor are closely involved in monitoring this process.

[8] Net investment is defined as the total of the equity investment in and long-term receivables from our U.S. holding company.

NAME	DR. MASSIMO MERONI
POSITION	MANAGING PARTNER
COMPANY	STUDIO TRIBUTARIO & SOCIETARIO – AFFILIATES OF DELOITTE TOUCHE TOHMATSU
INDUSTRY	TAX CONSULTANCY
LOCATION	MILAN, ITALY
WOLTERS KLUWER PRODUCT	IPSOA'S BIG ONLINE
CUSTOMER SINCE	1980



Big in online tax information

"We first started using Ipsoa's loose-leaf tax products for Italy in 1980. We were so happy with the product that when Ipsoa migrated its services online, we followed - despite there being two or three major competitors in this field," explains Dr. Massimo Meroni, Managing Partner with Deloitte Touche Tohmatsu's Italian affiliates, Studio Tributario & Societario (STS).

"Alongside our two main areas of tax compliance and tax planning, we provide our clients - often multinationals with Italian subsidiaries - with tax and legal assistance on a day-to-day basis. This means finding the best possible answers to their questions the same day. Big Online, Ipsoa's Internet-based database of tax law and regulation in Italy, enables us to do this within minutes."

Around 350 professionals form STS, spread over 15 locations in 12 different cities throughout Italy. "All of our staff access Big Online on a daily basis, so this is another way in which Big Online is absolutely vital to our work. Despite our geographical spread, we all have access to the same information on tax authority regulations, tax code decisions and a wealth of articles on tax developments. It means that we can really work together as one team," says Dr. Meroni. "But the best feature of Big Online is the ability to search by keyword, which is of critical importance when the exact article of law is not known. It's very important for us to have this support, so that we can provide our clients with the best service possible."


LEGGE
plus


Premium

ABOUT IPSOA

IPSOA.it

Ipsoa specializes in tax, legal, business and employment law publications, developing smart solutions and integrated software-content services for their professional markets.

With a strong, customer-oriented approach, Ipsoa is the one stop solution to satisfy all the information needs of their professional customers.

For more information, see **www.ipsoa.it**




I Quattro
della Codici
Riforma
Tributaria
big

WoltersKluwer
Legal, Tax & Business Europe

Legal, Tax & Business Europe (LTB Europe) represents the largest Cluster in 2003. LTB Europe activities are concentrated in six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment; and transport - across fifteen countries in Europe.

BUSINESS OVERVIEW

With an established presence in fifteen countries, LTB Europe is the only global professional information company with a balanced and significant presence across Europe. The legal, tax, and regulatory market in Europe is the largest for Wolters Kluwer and one in which it has sustainable leading positions. While Europe is still largely driven by local needs within individual countries, Wolters Kluwer is beginning to capitalize on the benefits of scale in Europe in product development, technology and back office services. Lawyers, accountants, tax specialists, finance and human resources professionals, corporations and government agencies are among LTB Europe's customers. The Company provides these customers with authoritative, accurate, and reliable content, software, and services. With a long history of publishing in Europe, the brand names and products of Wolters Kluwer are recognized and respected in their relevant markets. Some of the market-leading brands include: Lamy (France), Kluwer (the Netherlands/Belgium), IPSOA (Italy), Croner.CCH (the United Kingdom), Luchterhand (Germany), Teleroute (throughout Europe), Norstedts Juridik (Sweden), La Ley (Spain) and Lex (Poland).

The goal is to anticipate the evolving needs of customers. Online products and services are among the fastest growing product offerings, augmenting the traditional magazines, books, and loose-leaf publications that have been the Company's mainstay for more than a century. New media and Internet-based resources combine news, research, reference materials, discussion forums, services, and productivity software tools in from one convenient source.

FINANCIAL

LTB Europe 2003 revenues increased by 3% (in constant currencies), however, organic growth declined by 1.7%. LTB Europe enjoyed good performance and organic growth in Italy, Central Europe, Spain, Scandinavia, and Teleroute.

Overall, the business was affected by weak economic conditions, a decline in advertising revenues, and a lack of major legislation. Approximately 7% of the Division's total revenues stem from advertising, primarily in France and the Netherlands. The decrease of advertizing revenues had an impact of –1%. In addition, disappointing results from the Netherlands and the United Kingdom affected growth in revenues and operating income performance. Performance in those two countries was primarily due to the economic situation and stagnant legislative environments.

The rollout of the European Internet Platform (EIP) continued to support growth in electronic products. In 2003, 28% of the Division's revenues came from electronic sales. On an absolute basis, electronic revenues grew by 13% from 2002 to 2003.

Cost savings of EUR 21 million were achieved from the specific savings programs and restructuring initiatives across all countries. Restructuring programs began in Belgium, the United Kingdom, and the Netherlands. In Belgium, where LTB Europe is furthest along with the implementation of its plans, revenues stabilized and profitability improved by year-end. Despite these vigorous actions in LTB Europe, ordinary EBITA in 2003 decreased to EUR 209 million resulting in ordinary an EBITA margin of 16%.

2003 ACCOMPLISHMENTS

In 2003 the strategy for LTB Europe [illegible] focused on growing its position in online products and tools, achieving cost efficiencies through standard back office functions and implementing restructuring plans in the United Kingdom, Belgium and the Netherlands.

In 2003, LTB Europe continued the expansion of the EIP. The goal of the EIP is to share a common core Internet platform across Europe, while maintaining certain value added features and tools, where appropriate, for local customers and markets. This approach is consistent with [illegible] serve the local needs of customers while maintaining the cost and operational efficiencies only available to larger publishers. With this in mind, [illegible] online legal databases in France, Belgium and Spain were migrated onto the EIP in 2003.

In Italy, Wolters Kluwer became the leading legal publisher through the acquisition of [illegible] of which 33% was acquired in 2003. In addition, the operations in Central Europe expanded into Russia to provide legal information.

A number of new products were also successfully launched across Europe in 2003. In Italy, these include Giotto, an integrated content and [illegible] software solution, and tax [illegible] software. In Germany, new product launches into the legal market included print, CD-ROM and online formats. Tax Today, an online current awareness product service, was launched in Belgium. In Central Europe, electronic products containing European legislation were launched into the market.

Restructuring plans began in Belgium, the United Kingdom, and the Netherlands and are tracking according to plan. Implementation of these plans is most advanced in Belgium with improved

LEGAL, TAX & BUSINESS EUROPE

IN MILLIONS OF EUROS (except as otherwise indicated)	2003	2002 Restated[3]	% Change	% Change Constant Currencies
Revenues	**1,279**	1,266	1	3
Ordinary EBITA	**209**	228	(8)	(7)
Ordinary EBITA margin (%)	**16**	18		
CAPEX	**35**	58		
FTEs (average)	**8,009**	7,868		

[3]The 2002 figures have been restated in accordance with the 2003 organizational structure.

performance evidenced by year-end. In the United Kingdom, these initiatives began to demonstrate progress in parts of the business, such as improved renewal rates. Problems encountered with the CRM systems in the Netherlands have been corrected.

In order to improve the ability to leverage scale across Europe, in 2003 LTB Europe began implementation of a SAP-based common financial system throughout Europe, a project known internally as 'Symphony'. This initiative is progressing according to plan and, when fully implemented, will deliver substantial cost savings for the Division.

The new European organization has been successfully implemented and management across the region was strengthened with the appointment of a new CEO and other senior managers.

GOALS FOR 2004

As of January 1, 2004, Legal, Tax & Business Europe became known as Legal, Tax & Regulatory Europe (LTR Europe). The key goals for LTR Europe are:

- Grow online penetration in all core markets.
- Extend into software tools and forms.
- Continue restructuring in the United Kingdom, Belgium and the Netherlands.

The focus on growing online products and software tools will continue during 2004. LTR Europe will leverage across Europe its experience in Italy, where it has successfully combined content, software, and services to create new products. LTR Europe will also develop market expansion plans in France, Germany, and Italy, particularly for software products. The tax and accounting markets are being targeted as a key area for these new offerings due to growing demand for online products and compliance tools.

Project Symphony will continue, and cost-restructuring efforts will be enhanced by extending shared purchasing and production throughout the continent. In the Netherlands, Belgium, and the United Kingdom the Division will continue to execute its restructuring plans, which in the United Kingdom include completing the reorganization and rationalization of the sales and marketing departments.

LEGAL, TAX & BUSINESS EUROPE

lawyers • tax and fiscal experts • accountants • human resources and transport professionals • corporations and government agencies

the Netherlands • France • United Kingdom • Germany • Belgium • Spain • Italy • Scandinavia • Austria • Central Europe • Russia • Teleroute

8,009 (average FTEs)

1,279 (EUR million)

www.kluwer.nl
www.lamy.fr
www.ipsoa.it
www.croner.co.uk
www.teleroute.com
www.laley.net
www.lex.pl
www.luchterhand.de
www.kluwer.be
www.nj.se

Luchterhand • Norstedts Juridik • KLUWER • LA LEY • IPSOA • Lamy • Teleroute

NAME	BILL NIGH
POSITION	SENIOR VICE PRESIDENT
COMPANY	SYNOVUS FINANCIAL CORP
INDUSTRY	FINANCIAL SERVICES
LOCATION	COLUMBUS, GEORGIA, THE UNITED STATES
WOLTERS KLUWER PRODUCT	BANKERS SYSTEMS, INC. ELECTRONIC DOCUMENTS
CUSTOMER SINCE	1997



Facing the front-end challenge

"Synovus chose Bankers Systems because they have such a great reputation in the market for both their products and their level of service. They have consistently proven to be a very valuable business partner for us, and one that we hold in high regard," says Bill Nigh. "Bankers Systems electronic documents are an integral part of around 2,500 of our staff's daily work."

As Senior Vice President, Mr. Nigh is the executive lead on Synovus Financial Corp's S-Link project. Like many financial institutions in the United States, Synovus is facing the challenge of combining long-standing, disparate information systems into a single enterprise platform. He explains, "Our S-Link project represents an integration strategy to bring all the diverse back-end databases that run across all our different businesses together into one common front-end system. This will enable us to provide better service to our customers."

"This project is the reason we are considering Bankers Systems latest product, Integrated Compliance Solutions (ICS)," continues Mr. Nigh. "ICS is well built-out in terms of robustness and content. When we look at the vision of S-Link and then at the vision of ICS, we see the potential for a natural fit."

It's a customer chain: Bankers Systems enables us to better serve our own customers



ABOUT BANKERS SYSTEMS INC.

Bankers Systems, Inc., is a leading provider of compliance information, tools, and technology focused on helping financial services organizations better manage their compliance requirements and work flows. Bankers Systems' lending, deposit, customer identification, and anti-money laundering solutions help document transactions, integrate data efficiently across systems and locations, introduce new products to market more quickly, and manage risk.

For more information, see **www.bankerssystems.com**



WoltersKluwer

Legal, Tax & Business North America

Legal, Tax & Business North America (LTB North America) consists of six business units: CCH Publishing, CCH Legal Information Services, Aspen Publishing, CCH Tax Compliance, Bankers Systems, Inc., CCH Canadian.

BUSINESS OVERVIEW

LTB North America provides need to know information in print and electronic form, as well as compliance, risk management, and outsourcing solutions for the legal, tax, accounting, banking, and financial industries. Representation, search, and filing services to the corporate and legal markets are provided through CCH Legal Information Services business unit.

Customers are challenged to ensure that their customers and businesses remain in compliance and within the guidelines of new and ever-changing laws and regulations. Timely solutions to help meet these demands - and avoid enforcement activity and fines - is critical in today's regulatory environment. Well-respected brand names such as CCH and Bankers Systems have a proven track record of delivering vital information and building solutions for these industries.

LTB North America serves four primary markets:

- Financial Services is the number one provider of compliance products and services (which include documentation products, information products, and software solutions) to the community bank and mortgage segments of the financial market as well as insurance, banks and brokerage institutions. Financial Services also has a growing presence within the larger, national banks. Leading products include VMP Mortgage Solutions, NILS and the CCH Wall Street suite of products.
- Tax and Accounting is a leader in providing specialized information and proprietary content, software, and tools offering end-to end solutions for the tax compliance and research markets. Primary customers include accountants and other tax professionals and lawyers. Leading brands include CCH and, on the software side, ProSystem fx. In the United States, 94 of the top 100 accounting firms are CCH and/or Tax Compliance customers.
- Through CT Corporation, Legal Information Services is a leading provider of representation services, of search and filing services, including software tools for lien and corporate transactions, and of corporate records management and trademarks services. Customers are primarily large corporate legal departments and law firms. This business unit represents 80% of the Fortune 1000 and is the largest compliance services provider to the National Law Journal top 250.
- The Legal business unit provides specialized legal information to law firms and corporations under the well-known brands CCH and Aspen. Content offerings include securities, corporate law, employment, pension and benefits, health, intellectual property, and international law products.

Online products and services are among the fastest growing product offerings at LTB North America, augmenting the traditional books and loose-leaf publications.

FINANCIAL

In constant currencies, LTB North America revenues remained flat compared to 2002. Organic growth was -1.8%, driven by weak economic conditions, slow new sales of Patriot Act software at Bankers Systems and performance at Aspen Publishers, the legal publishing unit. In spite of the difficult economic circumstances in the U.S. market, Wolters Kluwer experienced positive growth in Legal Information Services, Tax Compliance, and Canada driven by new sales of software solutions and market share gains. Electronic revenues now make up 46% of total revenues.

CCH Tax Compliance delivered strong organic growth (7% in 2003). CCH Legal Information Services also continued to deliver growth as a result of new sales of software solutions in the corporate legal market and market share gains in the representation business, providing a strong foundation for 2004. In addition, demand for corporate and UCC services improved in the fourth quarter, as the number of business formations and financing transactions increased.

The position of CCH Publishing in the tax research market was strengthened with the launch of an enhanced version of Tax Research Network (TRN), the leading tax Internet product. Aspen Publishers stabilized in the latter part of the year, and the problems in its order management systems have been corrected. A revenue reduction at Aspen was driven by deliberate management action as this Cluster focused the product line on the legal market, divested non-core product lines, and eliminated aggressive marketing practices that had led to high returns. While some planned product pruning will continue, this business is now positioned to perform better in 2004.

At Bankers Systems, performance was adversely affected by a lack of major new legislation, slow software sales, and delays by customers in adopting new products related to the Patriot Act. Despite these challenges, Banker Systems grew its recurring revenue and software customer base.

LTB North America achieved significant cost savings (of EUR 23 million), primarily from a reduction in personnel and in one-time personnel costs, resulting in a strong operating margin of 26% for the full year. This is Wolters Kluwer's most profitable Cluster.

LEGAL, TAX & BUSINESS NORTH AMERICA

IN MILLIONS OF EUROS (except as otherwise indicated)	2003	2002 Restated[a]	% Change	% Change Constant Currencies
Revenues	1,025	1,229	(17)	0
Ordinary EBITA	267	319	(16)	2
Ordinary EBITA margin (%)	26	26		
CAPEX	30	48		
FTEs (average)	6,464	6,439		

[a]The 2002 figures have been restated in accordance with the 2003 organizational structure.

CLUSTER > **LEGAL, TAX & BUSINESS NORTH AMERICA**

KEY CUSTOMER GROUPS > lawyers • tax experts • accountants • HR professionals • corporations and government agencies • banking • insurance and securities professionals

OPERATIONS > CCH Publishing • Bankers Systems, Inc. • CCH Legal Information Services • Aspen Publishers • CCH Tax Compliance • CCH Canadian

NUMBER OF EMPLOYEES > **6,464** (average FTEs)

REVENUES > **1,025** (EUR million)

WEBSITES > www.cch.com
www.bankerssystems.com
www.ctadvantage.com
www.aspenpublishers.com
www.cch.ca

SELECTION OF BRANDS > CT CORPORATION • Bankers Systems Inc. • Expere • TyMetrix • CTAdvantage.com • UCC Direct Services

By the end of 2003, LTB North America was split into two new Divisions to reflect is major markets: Corporate & Financial Services (CFS), largely of Bankers Systems and CCH Legal Information Services, and Tax, Accounting & Legal (TAL) consisting of CCH Tax Compliance, Aspen Publishing, CCH Publishing and CCH Canadian. Financial reporting along these business lines will not begin until 2004.

2003 ACCOMPLISHMENTS

LTB North America made significant progress in 2003 in expanding its line of products and setting the stage for organic growth in 2004. Bankers Systems successfully launched two new product lines: Expere, targeted at the national bank market, and products for compliance and fraud prevention relating to the Patriot Act. Progress has been made signing new customers for these products, including a major contract with a large national bank to deliver Expere in 2004. BSI also successfully acquired Atchley Systems, Inc. which expands its reach into the increasingly important area of anti-money laundering.

Within Legal Information Services (LIS), a new Corporate Annual Report filing tool was launched, and hCue, a leading product used by corporate secretaries, was expanded to reflect new regulations in the securities area. Despite a weak economy that depressed the transactional component of the business, LIS was able to grow organically by increasing its market share in the corporate representation business. In addition, LIS acquired TyMetrix, the leading provider of legal e-billing software and services. Within the tax market, Tax Compliance continued to gain market share by offering new software solutions to its customers. In the research market, CCH gained new customers with the launch of the enhanced version of Tax Research Network.

The new Legal unit successfully began the integration of the CCH and Aspen operating units and renewed its focus on the legal segment by streamlining its product lines and launching new integrated libraries.

GOALS FOR 2004

The key actions for CFS and TAL are:

- Develop suite of end to end workflow solutions for the tax, corporate legal, banking, brokerage and insurance markets;
- Build integrated content and software products;
- Expand #1 market positions and extend into new market segments, such as accounting;
- Re-energize the core legal business.

Product enhancement and development efforts will continue to build on the strong platforms that exist today. For example, the Company will continue to upgrade its publishing platform to achieve one global platform for tax, accounting and legal markets worldwide. Specifically, for Tax & Accounting, enhancements to the Tax Research Network platform begun in 2003 will continue, while the next generation delivery platform is built.

The CFS and TAL units are spearheading a move to a hybrid IT development model, utilizing offshore capabilities to reduce costs and increase flexibility.

In addition, these Divisions, together with Health, are driving the consolidation of data centers and shared services for select Human Resources, Finance, and Technology functions.

NAME	DENNIS DUBOSE
POSITION	PRINCIPAL
COMPANY	DONALDSON, HOLMAN & WEST, P.C.
INDUSTRY	CERTIFIED PUBLIC ACCOUNTING
LOCATION	BIRMINGHAM, ALABAMA, THE UNITED STATES
WOLTERS KLUWER PRODUCT	CCH'S PROSYSTEM FX
CUSTOMER SINCE	1996



Significant business growth

"Just about every accounting product we're using belongs to the ProSystem *fx* Office suite. All of our staff use ProSystem *fx* Tax, Engagement, Fixed Assets or Practice in their daily work. They just work seamlessly together, enabling us to grow our business significantly and add new clients and new services," explains Dennis DuBose, Principal with Donaldson, Holman & West P.C.

"Anybody that's a Principal with our firm has a significant client responsibility," continues Mr. DuBose. "Donaldson, Holman & West specializes in closely held businesses, meaning that they may be big or small in size of revenues or business, but they are generally held by a smaller group of owners.

We provide a broad range of accounting, auditing and tax services for these businesses and the ProSystem *fx* suite of products provides the tools to enhance staff utilization in managing our engagements. This is just one of the areas where the tightly integrated suite of ProSystem *fx* products makes our efficiency so much better."

"It's not just the products themselves that we're happy with," continues Mr. DuBose, "but the level of service that goes along with them. When we first started using ProSystem *fx* Engagement to manage our audit and business engagements, we had onsite trainers from CCH come and help us implement and tailor the package to our clients' needs. That's just been a tremendous benefit to us. The trainers did a really great job: they're good people who really know the product and how to implement it. It's also given us the perfect electronic library and filing system, helping us enormously in our efforts towards a paperless office."

Mr. DuBose concludes, "We've always been very technology-conscious in our firm, keeping up-to-date on what's out there. The enhancements in ProSystem *fx* products over the last couple of years have resulted in a vast improvement in efficiency for us."

Our workload has increased dramatically, yet we're managing better than we did last year with less work



ABOUT PROSYSTEM *FX*

PROSYSTEM *fx* OFFICE

The ProSystem fx Office is an award-winning suite of integrated software and workflow tools for tax and accounting professionals. These state-of-the-art products deliver unparalleled features and functionality that enhance firm productivity and efficiency while also helping organizations move toward a paperless environment.

The ProSystem fx Office also offers products and services that help pave the way for firms to grow through expanded services.

For more information, see **tax.cchgroup.com**

2003 ACCOUNTINGTODAY Top 100 Product

2004 ACCOUNTINGTODAY Top 100 Product

Legal, Tax & Business Asia Pacific (LTB Asia Pacific) operates in: Australia, New Zealand and five countries in Asia including Japan, China, Singapore, Malaysia and Hong Kong.

BUSINESS OVERVIEW

LTB Asia Pacific is a leading publisher of tax, law, accounting, human resources, occupational health and safety, financial planning, and business management publications. Customers include lawyers and accountants, as well as finance, compliance, financial planning and human resources professionals. Many of the products in LTB Asia Pacific are sold under the well-known brand name CCH.

The business is headquartered in Sydney, Australia. Revenues from Australia represent the largest component of total LTB Asia Pacific revenues. Operations in Australia include a traditional publishing unit, a rapidly growing software unit, and a business services unit.

Consistent with the overall Wolters Kluwer strategy, LTB Asia Pacific is focused on providing a broad and reliable base of content in multiple forms. Well-established print publications include the *Master Tax Guide* and the *Black & Gold* series. In addition, the business has considerable software expertise, which has enabled it to launch successful new products such as the Tax Solution Finder technology, a search tool for tax databases.

FINANCIAL

Growth in LTB Asia Pacific was slowed by continued weak economic conditions in the region, as well as by the SARS outbreak in Asia. Despite these challenges, the Cluster's revenues increased 5% (in constant currencies) in 2003. Organic revenues were stable. A strong performance during the second half of the year was the result of substantial improvements at Diskcovery/Ringtail, the legal software business in Australia. Electronic revenues make up 28% of total revenues.

The regional shared services group has been established and is in operation. The success of the shared services initiative, as well as rigorous cost cutting, product rationalization and improved product development processes, are reflected in the margin improvement that was achieved.

2003 ACCOMPLISHMENTS

LTB Asia Pacific clearly saw [illegible] to the Asia Pacific region in the second half of 2003. Results show strong performance [illegible] Zealand and Australia [illegible] Tax Solution Finder and [illegible] performance of Disk[illegible] its cost base. LTB Asia Pacific [illegible] shared services in 2003.

LEGAL, TAX & BUSINESS ASIA PACIFIC

IN MILLIONS OF EUROS (except as otherwise indicated)	2003	2002 Restated[1]	% Change	% Change Constant Currencies
Revenues	67	65	3	5
Ordinary EBITA	10	9	11	11
Ordinary EBITA margin (%)	15	14		
CAPEX	2	2		
FTEs (average)	621	601		

[1]The 2002 figures have been restated in accordance with the 2003 organizational structure.

GOALS FOR 2004

Beginning in 2004, results for LTB Asia Pacific will be reported as part of the newly formed Tax, Accounting & Legal (TAL) Division. This change reflects the commonality of customers across these business units. Integration of LTB Asia Pacific within North America and the sharing of best practices across customer and product lines will be central to the unit's strategy.

CLUSTER	**LEGAL, TAX & BUSINESS ASIA PACIFIC**
KEY CUSTOMER GROUPS	lawyers and accountants • professionals in the fields of finance • compliance • financial planning and human resources
OPERATIONS	• CCH Australia • CCH Asia • CCH New Zealand • CCH Japan
NUMBER OF EMPLOYEES	**621** (average FTEs)
REVENUES	**67** (EUR million)
WEBSITES	www.cch.com.sg www.cch.com.au www.cch.co.nz
SELECTION OF BRANDS	CCH®

NAME	DR. GRACE CHENG
POSITION	EXECUTIVE MANAGER (KNOWLEDGE MANAGEMENT)
ORGANIZATION	HONG KONG HOSPITAL AUTHORITY
INDUSTRY	HEALTHCARE
LOCATION	KOWLOON, HONG KONG
WOLTERS KLUWER PRODUCT	OVID MEDICAL INFORMATION SERVICES
CUSTOMER SINCE	1999


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WoltersKluwer
Health

Health is a global leader in providing information for health and medical professionals and students and for the pharmaceutical industry with operations in North America, Europe, and Asia Pacific. Health provides reliable and customized sources of information and advice on developments in the medical area - and their likely impact. In 2003, the Health Division began operating in a new business structure, focused on its four major customer segments - Clinical Tools, Medical Research, Pharma Solutions, and Professional & Education.

BUSINESS OVERVIEW

Health is mid-way through its large restructuring program that began in early 2002. The objectives of the strategy are to achieve three major goals:

- Focus on the health market;
- Reinforce core publishing and online leadership;
- Pursue growth in pharmaceutical and clinical tools markets.

Several important actions were taken as part of the new strategy in Health. First, Wolters Kluwer sold Kluwer Academic Publishers in order to focus exclusively on the growing and attractive Health market, and purchased Skolar MD, to further enhance its point of care information tools.

Keeping informed is important for health and medical professionals, but knowing how to apply information can mean the difference between merely adequate and excellent health care. Information from Health helps professionals put knowledge to work by providing treatment information, offering product suites designed for developing new drugs, treatments and medical solutions, and developing software solutions combined with proprietary content which aim to reduce medical errors in diagnosis and drug prescription.

Key customers include doctors, nurses, pharmacists, allied healthcare professionals, medical researchers, bench scientists, and students, along with institutional customers such as pharmaceutical companies, managed care organizations, hospitals, medical schools, universities, and corporations.

The Division includes four business units with products and services focused on key customers groups:

Clinical Tools focuses on point-of-care disease and drug information. Leading products include print and online drug information sold under the brands Medi-Span, eFacts and Facts & Comparisons, and point-of-care solutions, marketed under the names Clineguide and Skolar MD.

Medical Research provides comprehensive, online, aggregated, medical content for medical researchers, students, and practitioners and publishes more than 200 top medical journals in both print and online form. The Division includes the most comprehensive online source of aggregated medical content and a leading name in journal publishing, Ovid.

Pharma Solutions provides information and communications support for the pharmaceutical industry, with products from Adis International supporting drug discovery, research, launch and marketing. Pharma Solutions also sell the content of all Health business units and brands to the pharmaceutical industry.

Professional & Education provides quality medical content for doctors, nurses, allied healthcare professionals, specialized clinicians and students worldwide. Products include traditional medical books, as well as medical personal digital assistant software. Through the well-known imprint Lippincott Williams & Wilkins, Professional & Education is a global leader in quality medical publishing.

FINANCIAL

The revenues of the Health Division declined by 1% (in constant currencies) in 2003, due to pressures in the journal business, flat library budgets, the bankruptcy of an European distributor, and the weak advertising market that makes up 7% of this Division's revenues and had an impact of -1.5% on revenues. Organic growth in 2003 was -1.1%.

The program to revitalize the core-publishing program is achieving positive results, as evidenced by solid revenue growth of 2% in the Professional & Educational business unit. Ovid's online revenues continue to grow through a combination of increased market penetration, particularly among international customers, and usage growth. However, the journal business within the Medical Research group was challenged by the loss of the Journal of Oncology to self-publishing and declines in advertising and subscriber levels.

HEALTH

IN MILLIONS OF EUROS (except as otherwise indicated)	2003	2002 Restated[1]	% Change	% Change Constant Currencies
Revenues	**663**	793	(16)	(1)
Ordinary EBITA	**103**	130	(21)	(5)
Ordinary EBITA margin (%)	**16**	16		
CAPEX	**20**	21		
FTEs (average)	**2,351**	2,366		

[1] The 2002 figures have been restated in accordance with the 2003 organizational structure.

2003 ACCOMPLISHMENTS

Internet sales grew 14% over 2002, driven by strong international sales from customers who added Ovid to print subscriptions as well as the gaining sales momentum for eFacts. The Ovid online platform increased its usage by 22%, with organic growth over 2%. Electronic sales now account for 30% of Health's revenues, with the majority from online products.

In addition to strong growth at Ovid, Medical Research won two key society journals, the American College of Obstetrics and Gynecology (ACOG) and the American Academy of Medical Colleges.

Professional & Education delivered good revenue growth due to the rejuvenation of its core-publishing program including the successful launche of a new journal Nursing Made Incredibly Easy, as well as key titles within the medical and nursing education line.

Pharma Solutions delivered a strong second-half performance, particularly in Europe. In addition, this unit launched six new journals and added IFI Patent Services to its growing list of pharmaceutical information products and services.

In Clinical Tools, Facts & Comparisons, the pharmacists' source for drug information, was successfully combined with Medi-Span, the leading supplier of electronic drug guides and clinical information, which was acquired in 2002. Combining key resources and products, Clinical Tools launched a suite of point of care decisions support tools for the clinical market, using the Skolar MD platform to access content from Clineguide, Ovid, and Lippincott Williams & Wilkins.

GOALS FOR 2004

In 2004, Health will focus on the following key goals:

- Drive penetration and use of the Ovid online platform;
- Strengthen core text and reference business;
- Pursue growth in pharmaceutical and clinical tools markets.

Health will continue to drive Ovid's online growth and market penetration by adding content through stronger partnerships with content providers and medical societies, enhancing functionality by developing tools that expand Ovid's reach into clinical segments of the market, and extending Ovid's presence in international markets. In addition, further efforts will be made to continue to strengthen the core text and reference business.

A focus for growth in 2004 will be the Clinical Tools and Pharma Solutions business unit. Initiatives include expanding the offerings of the existing Pharma Solutions product line and, at Clinical Tools, the development of products that combine its broad database of proprietary content with new technology solutions that are aimed at improving medical results and reducing errors.

To restructure its cost base, Health is in the process of consolidating existing distribution and fulfillment operations and is developing a more efficient and cost effective production process. In the United States, Health will continue to work with Legal, Tax & Business North America to build shared services for select Human Resources, Finance, and Technology functions.

CLUSTER	**HEALTH**
KEY CUSTOMER GROUPS	medical specialists • clinicians • physicians • nurses • hospitals • managed care organizations • schools • universities/corporate librarians • scientists • pharmaceutical companies • pharmacists and students
OPERATIONS	• Clinical Tools • Medical Research • Pharma Solutions • Professional & Education
NUMBER OF EMPLOYEES	**2,351** (average FTEs)
REVENUES	**663** (EUR million)
WEBSITES	www.wkhealth.com www.drugfacts.com www.clineguide.com www.ovid.com www.lww.com www.adis.com www.medispan.com www.skolar.com
SELECTION OF BRANDS	Facts & Comparisons Lippincott Williams & Wilkins Medi-Span adis International OVID

NAME	UTA VETTER
POSITION	DIRECTOR OF TRAINING SOLUTIONS AND MEDIA CONCEPTS
COMPANY	AMADEUS GERMANY GmbH
INDUSTRY	TRAVEL SERVICES
LOCATION	BAD HOMBURG, GERMANY
WOLTERS KLUWER PRODUCT	DIGITAL SPIRIT E-LEARNING SOLUTIONS
CUSTOMER SINCE	1996



New knowledge for new perspectives

"We chose Digital Spirit's e-learning solutions because of their unusual fusion of forward-looking technology and didactic understanding," states Uta Vetter, Director of Training Solutions and Media Concepts with Amadeus Germany GmbH. She continues, "When looking for a partner to help us e-teach our own customers, we set uncompromising criteria: fast, reliable, specialist software and a true understanding of how to tutor via the computer interface. Extensive 'looking around' showed us that this combination was hard to find, but the Digital Spirit team met each of these needs to the letter."

Amadeus Global Travel Distribution S.A., parent company to Amadeus Germany GmbH, operates one of the world's most extensive electronic marketplaces, serving travel agents and travel service providers in over 210 markets worldwide. "Travel agencies working with the Amadeus System in Germany alone constitute about 65,000 users, who perform such tasks as booking flights with close to 500 airlines," explains Ms. Vetter. "It's my job to help keep them up to speed by communicating vital information *on time*. We also facilitate training in order to optimize the use of our system, enabling our customers to market and sell travel solutions to the end-consumer more effectively. Mine is a very customer-focused job, and Digital Spirit provides me with exactly the kind of support I require."

Amadeus and Digital Spirit have a long and productive history together. Their latest joint venture is an online travel environment, which can be viewed at www.vistalandscape.de. As Uta Vetter says, "Our enormous success rate in the travel market guarantees us that we're doing the right thing."


digitalspirit

ABOUT DIGITAL SPIRIT

digitalspirit
add new knowledge

Knowledge is the most valuable capital a company can possess. To use this capital optimally is the greatest challenge for the future. This is the core competence of Digital Spirit, a prominent company in the business of e-learning.
With the perfect interaction of all knowledge components, Digital Spirit generates new knowledge by structuring, connecting and refining knowledge.

For more information, see **www.digital-spirit.de**




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WoltersKluwer Education

The Education Division operates in seven countries in Europe in six core segments: primary, secondary, and higher education, the after-school and vocational markets, and school and teacher services.

BUSINESS OVERVIEW

The European education market is a stable and traditional textbook business that is driven by multi-local content needs. Electronic solutions are evolving and represent a growing opportunity for the Education Division. These include mixed media learning solutions, which integrate electronic modules with traditional textbooks. Electronic components provide value added content to the textbooks and can include, for example, exercise materials for students and additional resources for teachers. Integrated solutions (books plus ICT components plus learning management systems) allow schools to improve quality at lower cost.

Books remain an essential component of the learning process. Education's strong market positions and brands allow it to introduce new services to schools such as assessment, testing and other services. These integrated offerings will enable schools to improve their teaching at lower cost.

Within the markets it serves, Education is a leader in the Netherlands, Sweden and Belgium and, in vocational education in Germany. Approximately 92% of the revenues of the Division are from traditional education markets.

Well-known brands within Education include:

- Liber Hermods (Sweden)
- Wolters-Noordhoff (the Netherlands)
- Nelson Thornes (the United Kingdom)
- Bildungsverlag EINS (Germany)

Beyond the more traditional textbook business, Education provides teacher solutions through Moorhouse Black. Courses for students aged 16 to 18 on topics as diverse as psychology, law, and electronics are offered through video-conferencing equipment that Education provides. Consistent with the Wolters Kluwer strategy of providing new solutions to professionals, Moorhouse Black allows schools faced with limited budgets to provide a wider range of subjects.

E-learning also provides opportunities for Education in new segments such as the corporate sector and is offered through the Digital Spirit business unit. Customers include government entities (e.g. the Austrian Ministry of Justice), banks (e.g. UBS, Deutsche Bank), airlines (e.g. Lufthansa, British Airways), automotive companies (e.g. BMW, DaimlerChrysler), and other large corporate clients within Europe.

FINANCIAL

Revenues decreased [illegible] for the Education Division [illegible] conditions caused by [illegible] growth in 2003 was [illegible] remained stable. Electr[illegible] of the total [illegible]

Despite difficult ma[illegible] cost savings measures [illegible] maintain its margins. In Belgium [illegible] improvement compare[illegible] operating control by the [illegible]

SALES EDUCATION 2003

IN MILLIONS OF EUROS (except as otherwise indicated)	2003	2002 Restated*	% Change	% Change Constant Currencies
Revenues	302	313	(3)	(2)
Ordinary EBITA	54	56	(3)	(2)
Ordinary EBITA margin (%)	18	18		
CAPEX	6	11		
FTEs (average)	1,481	1,486		

*The 2002 figures have been restated in accordance with the 2003 organizational structure.

2003 ACCOMPLISHMENTS

In 2003, Education was strengthened by new appointments to management across the Division and by a greater focus on sales and marketing. With the acquisition of Digital Spirit, Education was able to advance growth plans in the educational e-learning and services markets.

In the Netherlands, a line of ICT components to bolster offerings in secondary education was completed. In Austria, Education exited a co-operative deal and successfully integrated operations into Germany, providing stronger opportunities for growth. At Liber-Hermods in Sweden, focus shifted to corporate e-learning, leveraging the Digital Spirit customer base and products. In the United Kingdom, new management was able to strengthen the product development pipeline and improve sales & marketing. In addition, Moorhouse Black demonstrated good growth.

The implementation of SAP Klopotek for finance, order management, and fulfilment is well underway and contributed to the reduction in costs.

GOALS FOR 2004

In 2004, the Education Division will:

- Reinforce text book publishing leadership position.
- Expand market share - mixed-media learning solutions.
- Pursue growth in adjacent markets.

With new management in place across the operating companies and a greater focus on marketing and sales, Education is well positioned to take advantage of the expected introduction of new curricula in its core markets. Investments will be made in reinforcing and maintaining the Company's number one position in the traditional textbook market by developing innovative products, including value added ICT components. In addition, Education will expand market share by creating mixed media solutions and pursuing growth in adjacent markets through Moorhouse Black and Digital Spirit. Education will continue to make further reductions in its cost base, focusing on efficiencies from shared back office services.

EDUCATION

students • teachers and schools in primary • secondary and higher education • after-school and vocational markets

- Wolters-Noordhoff
- Liber
- Nelson Thornes
- Bildungsverlag EINS
- Müszaki
- Wolters Plantyn
- Jugend & Volk

1,481 (average FTEs)

302 (EUR million)

www.wolters.nl
www.bv-1.de
www.liber.se
www.nelsonthornes.com
www.wkeonline.com
www.woltersplantyn.be
www.muszakikiado.hu
www.jugendvolk.at

nelson thornes

Wolters Noordhoff

redaktion D

MB MOORHOUSE BLACK

Bildungsverlag E1NS

NON-CORE

EUR MILLION (EXCEPT AS OTHERWISE INDICATED)	2003	2002
		Restated
Revenues	100	303
Ordinary EBITA	10	58
Ordinary EBITA margin (%)	10	19
CAPEX	1	4
FTEs (average)	525	1,432

Revenues of the non-core activities fell from EUR 303 million (2002) to EUR 100 million mainly as a result of the divestments of Kluwer Academic Publishers and Bohn Stafleu Van Loghum in 2002.

The sale of non-core activities continued in 2003. The main divestitures were ISBW in the Netherlands, and Hawksmere in the United Kingdom, both active in the professional training market, the educational assets of Aspen Publishers and the public law assets of Kluwer Law International. As from 2004, Wolters Kluwer will no longer account separately for non-core activities. These activities will be included in the financial results of the relevant Divisions.

CORPORATE

EUR MILLION (EXCEPT AS OTHERWISE INDICATED)	2003	2002
		Restated
Ordinary EBITA	(43)	(37)
CAPEX	2	3
FTEs (average)	89	92

Corporate costs were EUR 43 million (2002: EUR 37 million). The number of FTEs was reduced from 92 (in 2002) to 89.

HUMAN RESOURCES

The three-year strategy, announced in October 2003, represents a fundamental change for Wolters Kluwer. As Wolters Kluwer moves from a financial holding company to a company with a strong strategic and operational focus, the role of Human Resources will change. In 2003, Human Resources focused on the development and delivery of programs that support the new organization and its strategic goals.

ORGANIZATION

Many changes to the internal organization were made in 2003 to reflect the increased management responsibilities of Divisional units and Corporate Office and to provide a more integrated customer focus. The prior Cluster structure was eliminated and five Divisions were created to focus on key markets. To increase accountability and shorten reporting lines, the portfolio model of the Executive Board was eliminated and the CEOs of the five Divisions report directly to the Chairman of the Executive Board.

In 2003, a new department, Corporate Strategic Development, was organized to assist in the development and implementation of corporate and business unit strategy. Led by a Senior Vice President, the department's role is to provide support and advice to the Executive Board and Divisions, as well as to oversee the implementation and execution of the restructuring projects that have been identified as part of the October strategic initiative.

Wolters Kluwer also strengthened its management team with a number of new appointments and reorganized the technology organization to better support system integration and leverage global scale.

STAFF REDUCTIONS

As part of the new strategy, reduction of 1,600 FTEs during the period from 2003 through 2006 is planned. To ensure that this target is met, rigorous control of hiring and monitoring of personnel costs was implemented. Cost reductions in 2003 led to an organic decrease of 521 FTEs companywide.

MANAGEMENT INCENTIVE PROGRAMS

Wolters Kluwer's new strategy is focused on long-term growth and on maximizing Total Shareholder Return. The stock option scheme, in place for many years for select senior managers, has been eliminated and replaced with a new long-term compensation plan. The new plan has been implemented for senior managers to better align the organization with the goals, which result in improved shareholder value. The new incentive scheme is based on using performance against the drivers of *Return on Invested Capital* and *Total Shareholder Return* as targets of performance. This framework aligns management goals, performance measures, and rewards with shareholder interests.

A modified short-term incentive scheme has replaced the prior bonus scheme. Objectives for the short-term scheme are financial criteria that have been determined to be value creating drivers for the Company, such as revenue growth and free cash flow.

Human Resources is also responsible for providing an environment that is beneficial to the employees of Wolters Kluwer and to developing, recruiting, and retaining talent in the organization.

EUROPEAN WORKS COUNCIL

The European Works Council met twice with the Executive Board and members of senior management in 2003. Discussions were focused on Wolters Kluwer's Strategy Update and the business developments in the LTB Europe and Education. Wolters Kluwer's commitment to the Works Council is strong and consistent with the Company's overall Human Resource's philosophy.

EMPLOYEE DEVELOPMENT AND TRAINING: WOLTERS KLUWER UNIVERSITY (WKU)

Consistent with the strategy of creating tailor made learning solutions for managers, in 2003, WKU provided customized residential programs and E-learning tools to support Wolters Kluwer's targets for change. Residential programs include an affiliation with Ashridge University (the United Kingdom), Nyenrode University (the Netherlands) and Kellogg School of Business, Northwestern University (the United States), for courses in general management development and new product development. E-Learning continues to gain favor in the organization, with a substantial base of active students.

CORPORATE COMMUNICATIONS

In 2003, Wolters Kluwer enhanced and improved its communications with the media and its employees. The number of interviews with European media increased significantly, resulting in a deeper and more insightful understanding of the Company and its newly announced strategy. In the United States, a media program was initiated to enhance awareness of Wolters Kluwer, as an international company with a significant North American presence.

As with external media, great strides were made in 2003 in

internal communications. Clear and effective communication with employees is critical to the success of the newly announced strategy. This is particularly important in light of the significant restructuring and investment initiatives throughout the Company. As a result, new communications initiatives were a top priority for 2003 and will continue to be further implemented in 2004.

Initiatives for communicating with employees included:
- An intensive email communication program with all employees;
- Greater use of the worldwide intranet and webcasts;
- *Town Hall Meetings*, consisting of on-site visits by members of the Executive Board to stimulate interactive dialogue with employees across the organization.

CORPORATE GOVERNANCE

GENERAL

Wolters Kluwer nv is the parent company of the Wolters Kluwer Group. The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the Company. Over the last few years much has been done to improve the Company's corporate governance. On December 9, 2003, the Dutch Corporate Governance Committee presented a new Corporate Governance Code ("the Code"). The Code is partly based on international best practices. It is expected that the Code will be supported by a governmental decree in the near future. The Code contains general corporate governance principles and concrete best practice recommendations ("Best Practice Recommendations"). Listed companies may deviate from the best practice provisions provided they give a satisfactory explanation in their annual report (apply or explain).

Full disclosure about possible deviations is not yet mandatory in this Annual Report for 2003 and internal discussions about several Best Practice Recommendations are still ongoing. Nevertheless, the Company will give an explanation of its current position, steps that recently have been taken in order to further improve its corporate governance, and a preliminary indication where the Company may deviate from the Code. In line with the recommendations of the Code, the Company will put corporate governance on the agenda of the Annual General Meeting of Shareholders of April 21, 2004.

After the publication of the Code the members of the Executive and Supervisory Boards have had several meetings to discuss the implications of the Code. In general, the Company is very supportive of the Code. An assessment of the situation at Wolters Kluwer has led to the conclusion that it already applies most of the Best Practice Recommendations. Further steps are underway to enhance Wolters Kluwer's compliance. The Company fully acknowledges the importance of good corporate governance, taking into account its specific circumstances. In certain areas these circumstances may lead to a deviation from the Code, where in other areas even stricter rules than required under the Code will be applied.

EXECUTIVE BOARD

The Executive Board is responsible for the strategy, policy, aims and results of the Company. On October 30, 2003, the Executive Board presented its Strategy Update. Reference is made to the paragraphs under Report of the Executive Board on page 14 in this Annual Report for a more detailed description of the strategy.

The Executive Board consists of at least three members. The members are appointed by the General Meeting of Shareholders. The remuneration of the members of the Executive Board is determined by the Supervisory Board on the advice of the Selection and Remuneration Committee of the Supervisory Board. In line with the Code, the Remuneration Policy and the new Long-Term Incentive Plan (LTIP) will be submitted to the General Meeting of Shareholders on April 21, 2004.

It is the intention to align the individual performance of the Executive Board Members with company performance. Remuneration for the Executive Board consists of a base salary and variable plans, including short-term incentive (cash bonus) and long-term incentive plans.

Under the proposed LTIP the Executive Board Members can earn depositary receipts for ordinary shares after a period of three years. Granting of the shares is subject to clear and objective three-year performance criteria that will be set upfront. After earning the shares, the Executive Board Members will not be restricted from selling them for a period of five years or until the end of their employment, as recommended in the Code *(Best Practice Recommendation II.2.3)*. Under the plan, grants recur on an annual basis and as such the Executive Board members will always have a strong incentive to safeguard the long-term interests of the Company.

More details about both the remuneration policy and the LTIP can be read in the remuneration report, published on page 50 of this annual report.

A final decision has not yet been made with respect to the Best Practice Recommendations in the Code regarding appointment of Executive Board Members for a term of four years and the maximum remuneration in the event of dismissal *(Best Practice Recommendations II.1.1 and II.2.7)*. In each case, the Company plans to honor existing contracts with Executive Board Members. The Dutch Corporate Governance Committee has recommended to the legislator to amend the employment law with respect to these subjects. The Company is interested to see which proposals the Dutch legislator will bring forward in this respect.

Wolters Kluwer has a very strict Code of Conduct for Insider Trading. The Executive Board is only allowed to trade during four Open Periods of two weeks, after publication of the annual, half-year and quarterly results. Even during the Open Periods, the Executive Board Members are only allowed to trade after permission from the compliance officer. Permission must also be asked for trading in securities of certain other companies active in the sector. The reason for this strict Code of Conduct for Insider Trading is that the Company wants to avoid the semblance of insider trading, and to protect the reputation of the Company and its individual Board Members. Under the Wolters Kluwer Code of Conduct for Insider Trading, the Executive Board Members are not compelled, however, to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code *(Best Practice Recommendation II.2.6)*. Given the type of business the Company is in, it does not see any added value for the Company to monitor trading in securities of all Dutch listed companies.

In the course of 2004, the Company intends to adopt new Executive Board regulations. These shall include a policy for conflicts of interests. In addition, the Company will adopt a code of conduct and a procedure concerning whistleblowers' protection. After adoption, it intends to publish these regulations on its corporate website.

SUPERVISORY BOARD

Wolters Kluwer is a two-tier company. The Executive Board Members are responsible for the day-to-day operations of the Company. The role of the Supervisory Board is to supervise the policies of the Executive Board and the general affairs of the Company and its affiliated companies, and to assist the Executive Board by providing advice. The Supervisory Board is guided by the interests of the Company and its affiliated enterprises, and shall take into account the relevant interests of the Company's stakeholders.

The division of duties within the Supervisory Board and the procedures of the Supervisory Board are laid down in a set of regulations. Wolters Kluwer is working on adjustments to the Supervisory Board regulations as well as the regulations of its Committees. The new regulations will be largely based on the Code. After adoption, the new regulations are intended to be posted on the corporate website.

The Supervisory Board consists of at least three persons. The General Meeting of Shareholders shall appoint the members of the Supervisory Board. In principal the Supervisory Board Members may be appointed for a maximum of three four year terms. At present all Supervisory Board Members are independent from the Company. The number of supervisory board memberships of all Supervisory Board Members shall be limited to such extent that the proper performance of their duties is assured. Before the end of 2004 none of the Supervisory Board Members will be a member of more than five supervisory boards of Dutch listed companies, for which purpose the chairmanship of a supervisory board counts double.

Wolters Kluwer considers it important that the Supervisory Board Members are well informed about the business and operations of the Company. As necessary, additional training is provided in order to ensure the members can execute their responsibilities appropriately. Towards this end operating managers, including Divisional Chief Executive Officers, give presentations about their businesses on a regular basis. In addition, the Company facilitates visits to operating companies and individual meetings with staff and line managers. In the course of 2004, it will be discussed to which extent additional training for the Supervisory Board Members could be useful.

The General Meeting of Shareholders shall determine the remuneration of the Supervisory Board Members. The remuneration shall not depend on the results of the Company. The Supervisory Board Members do not receive shares or stock options by way of remuneration, nor shall they be granted loans. They are bound by the same Code of Conduct for Insider Trading as the Executive Board Members. They are not compelled to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code *(Best Practice Recommendation III.7.3)*, for the same reason as explained in the paragraph about the Executive Board. At present, none of the Supervisory Board Members own any securities in Wolters Kluwer.

COMMITTEES

As part of its responsibilities the Audit Committee focuses on the operation of internal risk management and control systems, and the role and functioning of the internal audit department and external auditors. The Audit Committee consists of at least three people. At least one member of the Audit Committee shall be a financial expert.

The Selection and Remuneration Committee shall in any event be responsible for drafting policies associated with remuneration within the Company and for a proposal to the Supervisory Board regarding the specific remuneration of individual Executive Board Members. It is also responsible for drawing up selection criteria and appointment procedures for Supervisory Board Members and Executive Board Members.

THE SHAREHOLDERS AND GENERAL MEETING OF SHAREHOLDERS

At least once a year a General Meeting of Shareholders is held. The agenda of the Annual General Meeting of Shareholders shall in each case contain the report of the Executive Board, the adoption of the financial statements, the report of the Supervisory Board and the proposal to distribute dividend or other distributions. Resolutions to approve the management conducted by the Executive Board and the supervision exercised by the Supervisory Board shall be voted on separately.

The General Meeting of Shareholders appoints the members of the Supervisory Board and Executive Board. The Articles of Association stipulate that such appointment can take place based on a binding or a non-binding nomination, prepared by the Supervisory Board. The procedure with respect to a binding nomination deviates from the procedure proposed in the Code *(Best Practice Recommendation IV.1.1).*

The General Meeting of Shareholders shall be called by the Supervisory Board or the Executive Board. Shareholders and/or holders of depositary receipts who alone or jointly represent half a percent (1/2%) of the issued capital, are entitled to request the Executive Board to put items on the agenda for the General Meeting of Shareholders. The Company determines a registration date (record date) for the exercise of the voting rights and the rights relating to Meetings. The Chairman of the Supervisory Board leads the General Meetings.

At the Stock Exchange depositary receipts for ordinary shares ("Depositary Receipts") are traded. The Wolters Kluwer Trust Office issues the Depositary Receipts and holds the underlying ordinary shares. The Holders of Depositary Receipts can exchange their Depositary Receipts into ordinary shares under all circumstances and without limitation. Furthermore, Depositary Receipt holders who attend a General Meeting in person will under all circumstances get the right to vote, regardless of the number of Depositary Receipts held by them. Therefore, the Depositary Receipts are not a measure against unfriendly takeovers. The reason for the issuance of Depositary Receipts is to prevent a (chance) minority of shareholders from controlling the decision making process as a result of absenteeism at a General Meeting of Shareholders. An extra meeting with the Board of the Wolters Kluwer Trust Office was held to discuss corporate governance issues and especially the implications of the Code. Although discussions have not yet been finalized, both the Executive Board and the Board of the Trust Office have a positive attitude with respect to most of the Best Practice Recommendations regarding Depositary Receipts.

The Trust Office will publish a report on its activities once a year in the annual report of the Company. At present all members of the Board of the Trust Office are independent.

The only measure against unfriendly takeovers is the ability for the Wolters Kluwer Preference Shares Foundation to exercise its option to acquire newly issued preference shares. This gives the Executive Board the ability to study takeover proposals thoroughly and to compare these with alternatives. The Company believes this is in the interest of its shareholders. In this respect it is important to note that all members of the Board of the Preference Shares Foundation are independent from the Company.

Since 2003, all meetings with larger groups of analysts and investors are announced in advance on the website. All such meetings can be followed via webcast or conference call. After the meetings, the presentations are published on the website. The Company does not pay any fees to parties for the carrying out of research for analysts' reports or for the production or publication of analysts' reports with the exception of credit rating agencies.

The corporate website is an important means of providing information to shareholders. Many improvements have been made to this website in 2003. During 2004, the Company intends to publish new information on corporate governance and other related information.

AUDIT FUNCTIONS

The Executive Board is responsible for the quality and completeness of publicly disclosed financial reports. The Supervisory Board shall see to it that this responsibility is fulfilled.

The external auditor is appointed by the General Meeting of Shareholders. Wolters Kluwer intends to have the auditor appointed by the General Meeting of Shareholders every four years, after a thorough assessment of the performance of the external auditor. In addition to this thorough assessment, the Executive Board and the Audit Committee shall report their dealings with the external auditor to the Supervisory Board on an annual basis. The Supervisory Board has the discretion to put the appointment of the external auditor on the agenda of the General Meeting of Shareholders before the lapse of a four-year period, if so warranted. The external auditor may be questioned by the General Meeting of Shareholders in relation to his auditor's opinion on the financial statements. The external auditor shall therefore attend and be entitled to address the General Meeting of Shareholders. In the course of 2004 a new policy on auditor independence will be adopted. In any event, the external auditor attends the Supervisory Board meeting at which his report is discussed and at which the financial statements are to be approved. The external auditor may request the Chairman of the Audit Committee for leave to attend the meeting of the Audit Committee.

The internal auditor operates under the responsibility of the Executive Board. The external auditor and the Audit Committee are involved in drawing up the work schedule of the internal auditor. The findings of the internal auditor will be presented to the external auditor and the Audit Committee.

LEGAL STRUCTURE

The ultimate parent company of the Wolters Kluwer Group is Wolters Kluwer nv. In 2002 Wolters Kluwer nv abolished the voluntary application of the structure regime ("structuur-regeling"). As a consequence, the structure regime became applicable to Wolters Kluwer Nederland bv, which is the parent company of the Dutch operating subsidiaries. Wolters Kluwer US Corporation is the (in)direct parent company of the Unites States-based operating subsidiaries. Operating companies outside the Netherlands and the United States are (in)directly owned by Wolters Kluwer International Holding bv.

REPORT OF THE SUPERVISORY BOARD

FINANCIAL STATEMENTS

The Executive Board has submitted the Financial Statements for the financial year 2003 to us. We have also taken note of the reports to the Supervisory Board and the Executive Board and the statement by KPMG Accountants nv (as referred to in Article 26, paragraph 3 of the Company's Articles of Association), which we discussed with them.

Taking their report into account, our Board signed the Financial Statements 2003 in the presence of the auditor. We propose to shareholders that they adopt these Financial Statements (see page 55 et seq of this Annual Report) at the Annual General Meeting of Shareholders on April 21, 2004. Resolutions to approve the management conducted by the Executive Board and to approve the supervision exercised by the Supervisory Board shall be voted on separately in the Annual General Meeting of Shareholders.

It is proposed to make a payment from the reserves to our shareholders of EUR 0.55 per share in cash or at the option of our shareholders in stock, which is equal to last year's dividend. Stock payments will be determined on April 29, 2004, after close of trading. Upon approval by the Annual General Meeting of Shareholders, the payments will be made as from May 4, 2004.

ACTIVITIES

The Supervisory Board held eight meetings in 2003. Each meeting was partly attended by the Executive Board. All of our Board Members attended five or more of these meetings. One of the meetings was combined with a working visit to our subsidiary Atr3s in Spain, where the local management gave a presentation on the business.

In the absence of the Executive Board, the functioning of the Supervisory Board and the Executive Board and the performance of the individual members of both Boards were discussed. The composition of the Supervisory Board, the Audit Committee, the Selection and Remuneration Committee and the Executive Board were discussed in the absence of the Executive Board as well.

The Supervisory Board has been actively in discussion with the Executive Board on the development of the strategy. One of the meetings of the Supervisory Board was fully dedicated to the development of the strategy, which was announced on October 30, 2003. A member of the Supervisory Board also attended a two day meeting with senior managers in September, during which the strategy, goals and their implementation were discussed.

The buy back of bonds and the issue of the new EUR 700 million bond were topics of discussion during several meetings and have been approved by the Supervisory Board. Other subjects discussed during our meetings were major acquisitions, hedging and the reorganization of Legal Tax & Business North America. During the course of the year the Executive Board informed the Supervisory Board on the course of business and important developments and decisions. In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the Chairman and other members of the Executive Board.

The Supervisory Board closely monitors the developments with respect to corporate governance. The new Dutch Corporate Governance Code has been discussed with the Executive Board. Overall, the Supervisory Board has a positive attitude towards the Code and is supportive of the actions that are being taken by the Executive Board in order to further improve the corporate governance at Wolters Kluwer and to apply the majority of the best practice recommendations of the Code. Internal discussions with respect to the implementation of the Code are still going on. It is the intention to finalize these discussions before the end of 2004.

AUDIT COMMITTEE

The Audit Committee, comprising Messrs. Westdijk (Chairman), Baan and De Ruiter met on two occasions in 2003: during the preparation of the annual and half year results. These meetings were held in the presence of representatives of the Executive Board, the external auditor and corporate staff members. Among the main items discussed were the changes in the international financial reporting standards, the internal risk management and control systems, the recommendations and observations of internal and external auditors, the hedging policy, tax planning and the buy back of bonds and new EUR 700 million bond issue.

SELECTION AND REMUNERATION COMMITTEE

This Committee met three times in 2003. In view of the recommendation of the new Dutch Corporate Governance Code, Mr. Pennings took over the chairmanship of the committee from Mr. De Ruiter, who stayed on the Committee as member. Mr. Baan replaced Mr. Walravens after his retirement. The Committee discussed the remuneration policy for the Executive Board, including the new Long-Term Incentive Plan (LTIP) and changes to the short-term incentive plan. The Committee also discussed the remuneration for the individual Executive Board Members. The remuneration policy and the LTIP will be put on the agenda of the Annual General Meeting of Shareholders on April 21, 2004. Details about the remuneration policy and the LTIP can be found in the remuneration report, which is published on page 50 of this Annual Report.

Separately, the Committee recommended not increasing the remuneration of the Supervisory Board in 2004.

The Committee addressed the composition of the Executive Board, which resulted in the appointment by the Supervisory Board of Ms. McKinstry as Chairman of the Executive Board and the nomination of Mr. Beerkens as member of the Executive Board to the Annual General Meeting of Shareholders in 2003.

The Committee also actively searched for a new member for its own Board after the retirement of Mr. Walravens. This has resulted in the nomination of Mr. Scheffers as new member of the Supervisory Board at the Annual General Meeting of Shareholders on April 21, 2004.

COMPOSITION

Members of the Supervisory Board are appointed by the General Meeting of Shareholders. At the Annual General Meeting of Shareholders of April 16, 2003, Mr. Pennings was reappointed as member of the Supervisory Board. At the same date, Mr. Walravens retired as Supervisory Board Member.

After careful consideration the Supervisory Board proposes to the Annual General Meeting of Shareholders on April 21, 2004, to reappoint Mr. Van Miert as member of the Supervisory Board. Furthermore the Supervisory Board proposes to appoint Mr. Scheffers as new member of the Supervisory Board.

The Supervisory Board currently consists of six members. If Mr. Scheffers is appointed by the Annual General Meeting of Shareholders, the number of Supervisory Board Members will be seven again, which is in line with the profile. For information on each of the Supervisory Board Members about age, profession, principal position, nationality, other professions, date of initial employment and the current term of office, reference is made to page 9 of this Annual Report. All members of the Supervisory Board are independent from the Company.

Finally, we would like to take this opportunity to thank the Executive Board and all employees for their efforts in the past year.

Amsterdam, March 5, 2004

Supervisory Board
H. de Ruiter, *Chairman*
J.V.H. Pennings, *Deputy Chairman*
A. Baan
A.J. Frost
K.A.L.M. Van Miert
N.J. Westdijk

INTRODUCTION

Historically, Wolters Kluwer has provided details in its annual reports on the remuneration of Executive Board Members. Remuneration of individual Executive Board Members is determined by the Supervisory Board, based on recommendations from its Selection and Remuneration Committee.

In accordance with the recommendations of the Code of the Dutch Corporate Governance Committee, Wolters Kluwer's Remuneration Policy and Long-Term Incentive Plan (LTIP) for the members of the Executive Board will be submitted to the Annual General Meeting of Shareholders for adoption and approval.

REMUNERATION EXECUTIVE BOARD IN 2003

Individual compensation and other consideration for members of the Executive Board are shown in detail on pages 92 and 93 of this Annual Report (Financial Statements). In 2003 the base salary for Executive Board Members was increased with 3%. Ms. McKinstry's salary was increased in September 2003, after her appointment as Chairman of the Executive Board. Mr. Beerkens' salary was increased in 2003 to reflect his appointment to the Executive Board. In 2003 the annual bonuses for the Executive Board were based on achievement of budgeted ordinary net income, with a payout target of 70% of the base salary.

GENERAL REMUNERATION POLICY FOR THE EXECUTIVE BOARD FOR 2004 AND SUBSEQUENT YEARS

The goal for Executive Board remuneration is to align individual and company performance, to strengthen long-term commitment to the Company and to attract and retain superior managers.

The remuneration of the Executive Board Members is based on surveys and analysis by internationally recognized firms specializing in executive compensation. Because Wolters Kluwer is a global organization and its Executive Board represents diverse nationalities, remuneration is benchmarked against surveys from Dutch, European and U.S. companies.

Remuneration for the Executive Board consists of three elements: a base salary, a Short-Term Incentive Plan (cash bonus) and a Long-Term Incentive Plan (performance shares). The base salary is fixed and both the short-term and long-term incentives vary according to performance. At risk elements of the remuneration package make up the largest portion of the Executive Board's total compensation. This reflects the philosophy that all senior executive compensation must be linked directly to performance that returns value to shareholders. The variable part of the compensation is thus linked to objective and measurable targets that are tied to creating shareholder value.

In 2004 base salaries for Executive Board Members will remain constant compared with 2003 year-end levels. The Short-Term Incentive Plan (STIP) provides the Executive Board Members a cash bonus if specific targets are achieved. STIP objectives are financial criteria determined to create value and in 2004 the STIP target for members of the Executive Board will be linked to free cash flow. Executive Board Members participate in pension schemes of their home countries except in the Netherlands where an individual defined contribution plan is used. In France, additional pension insurance has been arranged on top of the local scheme.

The Supervisory Board recommends adoption of the Wolters Kluwer Executive Board Remuneration Policy by the Annual General Meeting of Shareholders on April 21, 2004.

LONG-TERM INCENTIVE PLAN FOR THE EXECUTIVE BOARD

In 2003 the Executive Board announced the three-year strategy designed to increase shareholder value. The principles of Return on Invested Capital and Total Shareholder Return are critical measures of the Company's future performance. Adopting a business strategy and remuneration plans centered on maximizing returns will result in more disciplined, effective management of the business. As a result, a proposal will be made to the Annual General Meeting of Shareholders on April 21, 2004, to approve the implementation of the new Long-Term Incentive Plan (LTIP) for Executive Board Members. The LTIP will align our organization and management to achieve the strategic goals and tie Executive Board compensation to shareholder value.

Prior to 2004 Wolters Kluwer operated a stock option plan for Executive Board Members. While this plan was effective in the past, conditions in recent years have made it significantly less so. Recent fluctuations in market conditions mean that option plans are less clearly linked to company performance. In addition, option programs do not promote a long-term commitment to the Company since they encourage rapid exercise and sale of awards, particularly during periods of market volatility. The proposed plan uses performance shares (depositary receipts). At the beginning of a three-year period, a conditional award of shares is established. The total number of shares that the Executive Board Members will actually receive at the end of the three-year performance period fully depends on the achievement of predetermined performance conditions. Thus, this program is better aligned with shareholders' interests, since targets are based on relative performance improvement compared to peer companies. The first three-year performance period would be 2004–2006.

PERFORMANCE CONDITIONS

It is proposed that rewards be based on achievement of Relative Total Shareholder Return (RTSR) targets. RTSR is the average weighted share price performance, plus dividends, relative to a group of 15 peer companies, measured over a period of three financial years. It compares Wolters Kluwer shareholder returns to those of its peer group, which has been established as the following companies: Arnoldo Mondadori, Dow Jones, EMAP, Grupo Prisa, John Wiley & Sons, Knight Ridder, Lagardere, McGraw Hill, Pearson, Reed Elsevier, Reuters, Taylor & Francis, Thomson, UBM and VNU. This peer group represents the media companies comprised in the Morgan Stanley Capital Index (MSCI), the most widely used index by media analysts.

The Executive Board can earn 0-150% of the number of conditionally awarded shares at the end of the three-year period, dependent on the improvement in RTSR. For example, Wolters Kluwer is currently in a fourth (bottom) quartile position compared to its peer group. The proposed plan for the first three-year period would pay out 100% of the number of conditionally awarded shares if RTSR improved to a second quartile position for Wolters Kluwer (the fifth to eighth position).

The conditional share awards for the Executive Board are determined based on comparable market information from Dutch, European and U.S. companies. Grants for the current Executive Board Members reflect the previous option award levels used in the historical plan. A pay out of 100% of the conditionally awarded shares for the first three-year period would total approximately 500,000 shares for the members of the Executive Board jointly.

SENIOR MANAGEMENT REMUNERATION

Senior management remuneration will consist of a base salary, a STIP and a LTIP. The senior management STIP will be based on the achievement of specific objective targets that are linked to creating value for shareholders, such as revenue growth.

Vesting of the senior management performance shares is subject to objective three-year performance conditions similar to the Executive Board LTIP. The targets will be based on improvements in economic profit performance within Divisions and improvements in RTSR.

Amsterdam, March 5, 2004

The Selection and Remuneration Committee

REPORT OF THE STICHTING ADMINISTRATIEKANTOOR WOLTERS KLUWER (WOLTERS KLUWER TRUST OFFICE)

ACTIVITIES

The Board of the Trust Office met twice in 2003. The Board also attended the Annual General Meeting of Shareholders. In February 2004, an additional meeting was held with as main purpose to discuss the implications of the Code of the Dutch Corporate Governance Committee.

The general developments at Wolters Kluwer, as well as the annual figures of 2002 were discussed with a representative of the Executive Board. In November 2003, the Board of the Trust Office was also informed in detail about the Strategy Update that was presented on October 30, 2003. Other items of discussion included corporate governance and the composition of the Board of the Trust Office.

Prior to the Annual General Meeting of Shareholders in 2003, the Board of the Trust Office discussed the agenda for this Meeting. After careful consideration, and after listening to the discussions at the General Meeting, the Board of the Trust Office supported all proposals. During the Annual General Meeting the Chairman of the Board of the Trust Office, Mr. Traas, gave an explanation about the voting behavior of the Trust Office with respect to the proposal to approve the management conducted by the Executive Board and the supervision exercised by the Supervisory Board. The Board of the Trust Office represented 99.5% of the capital with voting rights that was present at the Annual General Meeting of Shareholders.

TRUST CONDITIONS

According to the Trust Conditions it is possible to exchange depositary receipts into ordinary shares without limitation. All holders of depositary receipts who attend the General Meeting of Shareholders in person have the right to vote. They are not required to submit a request for that purpose prior to the General Meeting. The Trust Conditions stipulate that the Trust Office must exercise the rights attaching to the ordinary shares in such a manner that – alongside the interests of the Company and its affiliated companies and all other stakeholders – the interests of the holders of depositary receipts are safeguarded in the best possible manner.

CORPORATE GOVERNANCE

In February 2004, the Board of the Trust Office held a separate meeting to discuss corporate governance, and more specifically the implications of the Code of the Dutch Corporate Governance Committee. The Board of the Trust Office agrees to the principle that depositary receipts for ordinary shares are a means of preventing a (chance) minority of shareholders from controlling the decision making process as a result of absenteeism at a General Meeting of Shareholders. Because it is possible in all circumstances to exchange depositary receipts into ordinary shares without limitation and because all depositary receipt holders who attend the General Meeting in person get the right to vote, the depositary receipts are not an anti takeover measure.

Overall, the Board of the Trust Office has a positive attitude towards the Code. The Board of the Trust Office has asked the Company to facilitate a possibility for the Trust Office to directly communicate with the holders of depositary receipts. The contact details of the Trust Office are: trustoffice@wolterskluwer.com. Furthermore the Company will on a more regular basis than in the past provide the Board of the Trust Office with relevant information. The Company shall however not disclose to the Trust Office information that has not been made public. Discussions regarding various best practice recommendations of the Code are still continuing. It is the intention to finalize all these discussions before the end of 2004.

COMPOSITION OF THE BOARD OF THE TRUST OFFICE

In 2003, Mr. Peters resigned because he reached the age of 72. He was succeeded by Mr. S.D. de Bree. Mr. Bolt has been appointed as Deputy Chairman and Deputy Secretary after the departure of Mr. Peters.

Mr. Traas will not be available for reappointment in 2004 because he has been on the Board for a longer period of time than allowed according to the Dutch Corporate Governance Code. The Board of the Trust Office is grateful to Mr. Traas for his contribution to the Trust Office during the many years he has been member and Chairman of the Board. The Board of the Trust Office intends to appoint Mr. De Bree as Chairman during the Board meeting of April 14, 2004.

The remuneration of the members of the Board of the Trust Office is EUR 6,000 per year for the Chairman and EUR 5,000 per year for the other members. If the members of the Board attend more than three meetings a year they will receive an additional compensation of EUR 500 per meeting. The members of the Board of the Trust Office have the following functions:

Mr. L. Traas: Chairman of the Supervisory Board of Sperwer Holding bv, SPAR bv and Flentrop Orgelbouw bv, Director of Nederlands Sperwer Verbond, member of the Board of Stichting Continuïteit ASMI and Stichting Administratiekantoor Financieringspreferente Aandelen Océ nv, member Shareholders Committee Kas Bank nv, Council Enterprise Section of the Amsterdam Court of Appeals.

Mr. H. Bolt: Chairman of the Supervisory Board of Aegon Nederland nv and Vice Chairman of the Supervisory Board of Schuitema nv.

Mr. S.C.J.J. Kortmann: Deputy Justice of the Courts of Appeals of 's Hertogenbosch and Arnhem, member of the Supervisory Board of SNS Reaal Groep nv, Kropman B.V. and Dela Coöperatie, Chairman of the Board of Stichting Administratiekantoor Preferente Aandelen Randstad Holding nv, Chairman of the Board of Stichting Preferente Aandelen Fugro, member of the Board of Stichting Continuïteit ING nv, Stichting Administratiekantoor van Aandelen Royal Grolsch, Stichting Preferente Aandelen Royal Nedlloyd Group and Stichting Preferente Aandelen DSM, as well as Chairman or member of boards of some foundations focusing on educational programs for lawyers.

Mr. S.D. de Bree: Chairman of the Supervisory Board of Stork nv, Norske Skog Parenco bv and Royal Boskalis Westminster nv, member of the Supervisory Board of Siemens Nederland nv, Board Member of Entergy Corporation, Chairman of the Board of Stichting Preferente Aandelen Philips nv, Stichting Administratiekantoor van Aandelen Royal Grolsch and Stichting Administratiekantoor Preferente Aandelen Hagemeyer nv.

Mr. A.H.J. Risseeuw: Chairman of the Supervisory Board of KPN nv, Intergamma bv, AOT nv, Samas-Group nv and Groeneveld bv, member of the Supervisory Board of Heineken nv, NPM Capital nv and Blokker Holding nv, member of the Supervisory Board of TNO Delft, member of the Board of the Administratiekantoor ING nv and Stichting Administratiekantoor Preferente Aandelen Randstad Holding nv, member of the Advisory Board of Deloitte & Touche in Rotterdam.

Depositary receipts

Depositary receipts were issued and redeemed in 2003 as follows:

UNDER ADMINISTRATION ON DECEMBER 31, 2002	274,568,437
DEPOSITARY RECEIPTS ISSUED IN CONNECTION WITH STOCK DIVIDEND	6,369,793
DEPOSITARY RECEIPTS ISSUED IN EXCHANGE OF REGISTERED SHARES	1,780,750
DEPOSITARY RECEIPTS REDEEMED	-1,886
UNDER ADMINISTRATION ON DECEMBER 31, 2003	282,717,094

Depositary Receipts have been issued for 96.8 % of the issued ordinary share capital on the balance sheet date.

Amsterdam, March 5, 2004

The Board of Stichting Administratiekantoor Wolters Kluwer
L. Traas, *Chairman*
H. Bolt, *Deputy Chairman/Deputy Secretary*
S.C.J.J. Kortmann, *Secretary*
S.D. de Bree
A.H.J. Risseeuw

STATEMENT

The Executive Board of Wolters Kluwer nv and the Board of Stichting Administratiekantoor Wolters Kluwer hereby declare that, in their joint opinion, the requirements regarding the independence of the members of the Board of Stichting Administratiekantoor Wolters Kluwer, as laid down in Appendix X to the Listing and Issuing Rules of Euronext nv, have been satisfied.

Amsterdam, March 5, 2004

The Executive Board of Wolters Kluwer nv
The Board of Stichting Administratiekantoor Wolters Kluwer

REPORT OF STICHTING PREFERENTE AANDELEN WOLTERS KLUWER
(WOLTERS KLUWER PREFERENCE SHARES FOUNDATION)

ACTIVITIES

The Board of the Foundation met twice in 2003. The annual figures of 2002 and the developments at Wolters Kluwer were among the matters that were discussed. A Member of the Executive Board gave a detailed presentation regarding the strategy update, that was announced on 30 October 2003. Furthermore the Board of the Foundation discussed at length the recommendations of the Dutch Corporate Governance Committee.

The Foundation acquired no preference shares during the year under review.

EXERCISE OF THE OPTION

The option on the preference shares is at present the only construction at Wolters Kluwer that can be regarded as protection against unfriendly takeover bids. The Foundation is entitled to exercise the option on the preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of exercise. Exercise of the option gives the Executive Board the possibility to study proposals thoroughly and to compare these with alternatives.

FORMATION OF THE BOARD OF THE FOUNDATION

Mr. E.J.J.C. van Groeningen retired by rotation in 2003. He has been reappointed. The Board of the Foundation consists entirely of persons having no association with Wolters Kluwer within the meaning of Appendix X to the Listing and Issuing Rules of Euronext Amsterdam nv.

Amsterdam, March 5, 2004

The Board of Stichting Preferente Aandelen Wolters Kluwer
J.C.T. van der Wielen, *Chairman*
S. Bergsma
R.W.J.M. Bonnier
H.G. Bouwman
E.J.J.C. van Groeningen

STATEMENT

The Executive Board of Wolters Kluwer nv and the Board of Stichting Preferente Aandelen Wolters Kluwer hereby declare that, in their joint opinion, the requirements regarding the independence of the members of the Board of Stichting Preferente Aandelen Wolters Kluwer, as laid down in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam nv, have been satisfied.

Amsterdam, March 5, 2004

The Executive Board of Wolters Kluwer nv
The Board of Stichting Preferente Aandelen Wolters Kluwer

Financial statements 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

IN MILLIONS OF EUROS	2003		2002	
				Restated
REVENUES (Note 2)		3,436		3,969
Exceptional other income/ results from divestments (Note 3)		23		321
Costs of raw materials, subcontracted work and other external expenses	947		1,145	
Salaries and wages (Note 4)	939		1,016	
Social security charges and pensions (Note 4)	193		197	
Other operating expenses	635		730	
Depreciation (Note 5)	112		118	
Amortization of intangible fixed assets (Note 6)	423		415	
Exceptional restructuring expense (Note 7)	96		-	
Total operating expenses		3,345		3,621
OPERATING INCOME		114		669
Financing results (Note 8)		(114)		(141)
Income before taxation		0		528
Taxation on income (Note 9)		(64)		(136)
Non-consolidated and minority interests (Note 10)		(5)		(10)
NET INCOME (LOSS)		(69)		382
Earnings per share (EUR)		(0.24)		1.34
Diluted earnings per share (EUR)		(0.24)		1.30

CONSOLIDATED BALANCE SHEET

BEFORE APPROPRIATION OF RESULTS

IN MILLIONS OF EUROS AS AT DECEMBER 31	2003		2002	
				Restated
FIXED ASSETS				
Intangible fixed assets (Note 11)	3,042		3,791	
Tangible fixed assets (Note 12)	243		296	
Financial fixed assets (Note 13)	14		20	
TOTAL FIXED ASSETS		3,299		4,107
CURRENT ASSETS				
Inventories (Note 14)	146		171	
Accounts receivable (Note 15)	1,195		1,590	
Cash and cash equivalents (Note 16)	404		293	
TOTAL CURRENT ASSETS	1,745		2,054	
CURRENT LIABILITIES				
Deferred income	617		675	
Trade creditors	268		284	
Other current liabilities (Note 17)	468		612	
TOTAL CURRENT LIABILITIES	1,353		1,571	
WORKING CAPITAL		392		483
CAPITAL EMPLOYED		3,691		4,590

IN MILLIONS OF EUROS AS AT DECEMBER 31	2003		2002	
				Restated
LONG-TERM LIABILITIES				
Subordinated bonds	410		410	
Bonds	1,312		1,527	
Loans from credit institutions	84		53	
Unsubordinated convertible bonds	490		700	
Perpetual cumulative subordinated bonds	225		225	
TOTAL LONG-TERM LIABILITIES (Note 18)		2,521		2,915
PROVISIONS (Note 19)		306		394
MINORITY INTERESTS		3		3
SHAREHOLDERS' EQUITY				
Issued share capital	35		34	
Share premium reserve	92		93	
Non-distributable reserve for translation differences	-		51	
Other reserves	734		1,100	
TOTAL SHAREHOLDERS' EQUITY (Note 20)		861		1,278
TOTAL FINANCING		3,691		4,590

CONSOLIDATED CASH FLOW STATEMENT

IN MILLIONS OF EUROS	2003		2002	
				Restated
Operating income	114		669	
Depreciation	112		118	
Amortization of intangible fixed assets	423		415	
Exceptional restructuring expense	96		-	
Exceptional other income/results from divestments	(23)		(321)	
Autonomous movements in working capital	34		(39)	
CASH FLOW FROM OPERATIONS		756		842
Paid financing costs	(134)		(131)	
Paid corporate income tax	(106)		(109)	
Appropriation of reorganization provisions	(24)		(28)	
Other	8		1	
		(256)		(267)
CASH FLOW FROM OPERATING ACTIVITIES		500		575
Net expenditure fixed assets	(92)		(147)	
Appropriation of acquisition provisions	(15)		(28)	
Acquisition spending	(97)		(300)	
Divestments of activities	500		30	
CASH FLOW INVESTMENTS		296		(445)
CASH FLOW SURPLUS		796		130
Exercise of stock options	-		1	
Swap gains	23		-	
Movements in long-term loans	(432)		(136)	
Movements in short-term borrowings	(184)		184	
Movements in bank debts	-		(5)	
Dividend payments	(75)		(92)	
Dividend on own shares	2		-	
Repurchased shares	(10)		(24)	
CASH FLOW FINANCING		(676)		(72)
NET CASH FLOW		120		58
Cash and cash equivalents as at January 1	293		239	
Exchange differences on cash and cash equivalents	(9)		(4)	
		284		235
CASH AND CASH EQUIVALENTS AS AT DECEMBER 31		404		293

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated the figures in these financial statements are in millions of euros.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION IN 2003

In 2003, Wolters Kluwer nv ('the company') has made the following changes in its accounting policies, in accordance with changes in Dutch accounting standards:

- **RJ 270** (profit and loss account, corresponding with IAS 18);
- **RJ 271** (employee benefits, corresponding with IAS 19);
- **RJ 160** (which relates to post balance sheet events, corresponding with the IFRS accounting standard IAS 10).

The following overview shows the total effect of these changes on revenues, net income and opening balance equity:

IN MILLIONS OF EUROS	2003	2002	2003	2002	January 1, 2003
	Impact on revenue		Impact on net income		Impact on equity
RJ 270 Profit and loss account	84	75	9	(7)	(67)
RJ 271 Employee benefits	-	-	(3)	61	(58)
RJ 160 Post balance sheets events	-	-	-	-	156
TOTAL	84	75	6	54	31

Reference is made to the 'Other Information' paragraph regarding the detailed effect of these changes.

Guideline RJ 270 includes detailed revenue recognition criteria. The impact on Wolters Kluwer's business primarily relates to the definition of revenues and the timing of revenue recognition.

Revenues are defined as benefits arising in the course of ordinary activities. We concluded that shipping and handling fees should now be included in revenues and that the royalties owed to professional societies relating to contract publishing should, unless identified as an agency contract, be included in cost of revenues rather than in revenues. Previously, shipping and handling fees were credited to cost of sales and royalties were charged to revenues.

Revenues of products that consist of a combination of goods and services are now recognized based on a split of the fair value of the individual components. Previously, revenues of these products were mainly recognized upon shipment rather than based on a split of the fair value of the individual components. If returns on a product category exceed a threshold, it is assumed that the transfer of the ownership of the product has only occurred upon receipt of the payment from the customer. Previously, full revenues were recognized after a deduction of a provision for estimated returns.

Within RJ 271 there are multiple options on how to account for pension costs and liabilities. Wolters Kluwer has adopted the variant based on IAS 19. Under IAS 19, calculations may be based on long-term assumptions for both pension commitments and the return on assets of the fund, with variances between the estimates and actual figures being spread over a large number of years.

In compliance with RJ 160 the declaration of a cash distribution or dividend is regarded as a post balance sheet event and therefore no longer presented under current liabilities.

The company has made some presentation changes to further align its balance sheet and profit and loss account with the Dutch guidelines for presentation 'Besluit modellen jaarrekening'. However, for reasons of international peer comparison the company has decided to present the exceptional restructuring expense in one separate line.

In line with RJ 140, which deals with changes in accounting policies, the 2002 figures have been restated.

PRINCIPLES OF CONSOLIDATION

The consolidation comprises Wolters Kluwer nv and all group companies in which Wolters Kluwer nv exercises a controlling influence on management and financial policy. Insofar as complied with the requirements for exemption in section 403 of the Dutch Civil Code, Book 2, the financial statements of these subsidiaries have not been made up in accordance with the regulations laid down in the Dutch Civil Code Book 2, Title 9.

The operational results of the subsidiaries that have been acquired or divested in the course of the fiscal year are included in the consolidated profit and loss account from the date of transfer of control. Wolters Kluwer nv has filed a list of the subsidiaries at the Trade Register in Amsterdam.

As provided in section 402 of the Dutch Civil Code, Book 2, the company profit and loss account includes only the after-tax results of participating interests, as Wolters Kluwer nv's figures are included in the consolidated financial statements.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Dutch Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

PRINCIPLES FOR THE VALUATION OF ASSETS AND LIABILITIES

GENERAL

The assets and liabilities are recorded at historical costs. Assets and liabilities not mentioned hereafter are recorded at face value, in the case of assets after deduction of necessary provisions.

FOREIGN CURRENCY

Foreign currency items in the balance sheet are translated as at the exchange rates prevailing at the balance sheet date. The translation differences are reflected in the profit and loss account.

Transactions in foreign currencies are recorded at exchange rates prevailing at the transaction date.

The valuation of assets and liabilities of consolidated foreign subsidiaries and related long-term loans in foreign currencies and related financial instruments is effected using the exchange rates, prevailing at the balance sheet date. The resulting translation differences are taken to shareholders' equity.

The results of the consolidated foreign subsidiaries are translated at the average exchange rates during the year. The arising differences between the average exchange rates and the year-end rates are taken to shareholders' equity.

The main exchange rates to the euro were:

1 EURO =	2003	2002	2003	2002
	Rate as at 31 December		Average rate	
US DOLLAR	1.26	1.05	1.13	0.94
GB POUND	0.71	0.65	0.69	0.63

INTANGIBLE FIXED ASSETS

- *Goodwill*

Goodwill represents the difference between the cost of acquisition of an enterprise and the fair value of identifiable assets less identifiable liabilities acquired, taking into account related tax effects to the extent that these are considered realizable. The assets may include publishing rights not previously capitalized by the enterprise and other intangible fixed assets. The liabilities include provisions considered necessary for reorganizations and restructurings.

As from January 1, 1996, goodwill is capitalized and amortized on a straight-line basis over the estimated useful economic life of the business acquired. The estimated useful economic life is assumed not to exceed 20 years, unless there are compelling grounds on which to rebut this maximum.

The book value of goodwill is reassessed periodically on the basis of actual income and expectations of future cash flows. If and to the extent that goodwill is considered to be impaired in value, this is charged to the profit and loss account as an impairment.

- *Publishing rights*

Publishing rights acquired from third parties, including subscription accounts and databases, are valued at the lower of cost or market value using the following methods:

- the value of publishing rights is established on the basis of discounted future cash flows. The rates used vary with the market share of the associated publishing right and its profitability;
- subscription accounts are valued on the basis of discounted future cash flows for a number of years, after allowing for compensation of other factors of production, including royalties;

- the value of publishing rights and subscription accounts has been based on an estimate of the cost of replacing or reproducing the asset. Publishing rights acquired from third parties and valued as mentioned above are shown net of deferred taxation.

With effect from January 1, 2001, publishing rights are amortized over the estimated useful economic life, which is assumed not to exceed 20 years, unless there are compelling grounds on which to rebut this assumption.

If and to the extent that publishing rights are considered to be impaired in value, this is charged to the profit and loss account as an impairment.

*- **Other intangible fixed assets***

Other intangible fixed assets relate to license fees, subscriber lists, information systems (for internal use), and depreciable publishing rights that are valued at cost less depreciation. If and to the extent that other intangibles are considered to be impaired in value, this is charged to the profit and loss account as depreciation.

Development costs of software are expensed as incurred until its technological and economic feasibility have been demonstrated. Capitalized software is depreciated using the straight-line method over the economic life of the software, not to exceed five years.

Amortization (applied to goodwill and publishing rights) and depreciation (applied to other intangibles) is calculated as follows:

GOODWILL	05 – 20	years
PUBLISHING RIGHTS	05 – 20	years
OTHER INTANGIBLE FIXED ASSETS	03 – 05	years

TANGIBLE FIXED ASSETS

Tangible fixed assets, consisting of land and buildings, machinery and equipment and other fixed assets such as office equipment and vehicles are valued at cost less accumulated depreciation. Depreciation is calculated as follows:

BUILDINGS	20 – 30	years
MACHINERY AND EQUIPMENT	05 – 10	years
OTHER	03 – 10	years

No depreciation is applied to land.

FINANCIAL FIXED ASSETS

Financial fixed assets include non-consolidated participating interests. Participating interests held on a permanent basis over which significant influence can be exercised are valued at net asset value. Other participating interests are valued at the lower of cost and market value.

INVENTORIES

Inventories are valued at the lower of cost and net realizable value, taking into account a systematically determined provision for obsolescence. Cost is determined using the first-in-first-out principle. The cost price of internally produced goods is generally the manufacturing and publishing cost excluding overheads. Trade goods purchased from third parties are valued at the purchase price.

ACCOUNTS RECEIVABLE

Trade and other accounts receivable are carried at face value less any provisions considered necessary. Accounts receivable include deferred tax claims to the extent these are considered realizable. Tax claims are calculated by the same method as used for determining the provision for deferred taxation.

FINANCIAL INSTRUMENTS

Results from financial instruments are accounted for in the same manner as the underlying exposure. Premiums and discounts are accounted for as interest charges.

PROVISIONS

A provision is recognized if the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the magnitude of the obligation can be reasonably estimated.

*- **Deferred taxation***

The provision for deferred taxation is determined on the basis of the differences between commercial and tax valuations of assets and liabilities, at the applicable tax rate.

*- **Reorganization/restructuring***

The provision for reorganization/restructuring relates to provisions for integration of activities and other substantial changes of the organizational structure. Costs for terminations of employment and onerous contracts (such as costs for the termination of lease commitments and discontinuation of business lines) are taken into account.

The short-term commitments relating to expected spending due within one year are presented under other current liabilities.

- Employee benefits/pensions

The company has arranged pension schemes in various countries for most of its employees, in accordance with the legal requirements, customs and the local situation in the countries involved. These pension schemes are partly managed by the company itself and partly entrusted to external entities, such as industry pension funds, company pension funds and insurance companies. In addition, the company also provides certain employees with other benefits upon retirement. These benefits include contributions towards medical health plans in the United States, where the employer refunds part of the insurance premium for retirees or, in the case of uninsured schemes, bears the medical expenses himself while deducting the participants' contributions.

Defined benefit plan pension obligations are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, differences between the expected and actual return on the plan assets, as well as actuarial changes, are only recorded in the profit and loss account if the total of these accumulated differences and changes exceeds a bandwidth of 10% of the largest of the plan liabilities and the fair value of the related plan assets. The part that exceeds the bandwidth is charged to the profit and loss account over the members' remaining years of service. Changes of defined benefit obligations resulting from revised plans regarding prior service periods (past service cost) are recognized on a straight-line basis over the average period of the members' remaining year of service, so until the benefits become vested. To the extent the benefits are already immediately vested following the introduction of, or changes to, the defined benefit plans, these changes are recognized in the profit and loss account immediately.

The pension premiums of defined contribution plans are expensed as incurred.

MINORITY INTERESTS

Minority interests are carried at the third parties' share of the underlying shareholders' equity of the group company concerned.

PRINCIPLES FOR THE DETERMINATION OF RESULTS

EXCEPTIONAL ITEMS

Exceptional items are defined as items arising from circumstances or transactions that, given their size or nature, are clearly distinct from the ordinary activities of the company.

REVENUE RECOGNITION

Revenues represent the revenues billed to third parties net of value-added tax and discounts. Shipping and handling fees billed to customers are included in revenues. Subscription income received or receivable in advance of the delivery of services or publications is included in deferred income.

- Goods

Revenue from the sale of goods is recognized upon shipment and transfer of the significant risks and rewards of ownership to the customer, provided that the ultimate collectability and final acceptance by the customer is reasonably assured. Revenue from the sale of goods is recognized net of estimated returns.

- Services

Revenue from the sale of services is recognized on a straight-line basis over the specified period, unless there is evidence that a different method better represents the stage of completion of the service at the balance sheet date.

COSTS OF RAW MATERIALS, SUBCONTRACTED WORK AND OTHER EXTERNAL EXPENSES

These costs relate to raw materials, subcontracted work and other external expenses directly relating to products and services generated during the year and the purchase price of trade goods sold.

SALARIES AND WAGES, SOCIAL SECURITY CHARGES AND PENSIONS

These categories include all labor costs regarding personnel employed on the basis of a contract. If there is no relationship between the labor costs and the actual FTEs, expenses are accounted in 'other operating expenses'.

OTHER OPERATING EXPENSES

Other operating expenses include housing and office costs, promotion, storage and distribution costs, training costs and other general costs.

DEPRECIATION

Depreciation relates to intangible fixed assets other than goodwill and publishing rights and tangible fixed assets. Depreciation is calculated using the straight-line method over the economic life of each asset category. Depreciation also includes book results attributable to fixed asset divestments.

AMORTIZATION OF INTANGIBLE FIXED ASSETS

Amortization of goodwill and publishing rights includes both the amortization calculated using the straight-line method over the estimated useful economic life, with a maximum of 20 years unless there are compelling grounds on which to rebut this assumption, and impairments. Goodwill and publishing rights are tested for impairment annually. An impairment loss is recognized if the book value, computed as mentioned above, permanently exceeds the value of the asset.

TAXATION
Corporate taxation is calculated on the basis of income before taxation, taking into account the various local tax rates and regulations in the different countries. The effects of changes in tax rates on the provision for deferred taxation are taken to the profit and loss account if and to the extent that this provision was originally formed as a charge to the profit and loss account.

NON-CONSOLIDATED AND MINORITY INTERESTS
The minority interest relates to the proportion of net income attributable to third parties, based on their share in the shareholders' equity of the group company. Also included are the results from non-consolidated interests.

PRINCIPLES UNDERLYING THE CASH FLOW STATEMENT

CASH FLOW FROM OPERATING ACTIVITIES
The cash flow from operating activities is calculated by the indirect method, by adjusting the consolidated operating income for exceptional items and expenses that are not cash flows (such as amortization and depreciation), and for movements in consolidated working capital. Operating cash flows also include the costs of financing of operating activities, income taxes paid on all activities and spending on reorganization provisions.

CASH FLOW INVESTMENTS
Cash flow investments are those arising from investments in fixed assets, from the acquisition and divestment of subsidiaries and business activities. Cash flows connected to spending of provisions for reorganization/restructuring created by acquisition of subsidiaries are also comprised. Cash and cash equivalents available at the time of acquisition or divestment are deducted from the related payments or proceeds.

CASH FLOW FINANCING
Cash flow financing includes the proceeds from issue and repayments of equity and debt instruments. Cash flows from short-term financing are also included. Movements in share capital due to stock dividend are not classified as cash flow.

IFRS
The European Commission has stipulated that all listed companies in the European Union member states are required to publish their consolidated annual accounts using IFRS as from January 1, 2005. Wolters Kluwer nv has commenced preparations for the implementation of IFRS. IFRS did and to some extent still does differ in certain material aspects from the Dutch Generally Accepted Accounting Principles (GAAP).
Five principal areas of difference have been identified:

- employee benefits;
- revenue recognition;
- intangible fixed assets;
- share-based compensation;
- financial instruments.

As a result of alignment between Dutch GAAP and IFRS, employee benefits and revenue recognition have been implemented in 2003. Intangible fixed assets, share-based compensation and financial instruments are described below.

Implementation of IFRS might lead to a change in the manner in which Wolters Kluwer accounts for its intangible fixed assets. Intangible fixed assets (mostly goodwill and publishing rights) are currently recorded in Wolters Kluwer's balance sheet at historic cost less accumulated amortization. If and to the extent goodwill is considered to be impaired in value, this is charged to the profit and loss account. The proposed guideline from the International Accounting Standards Board (Exposure Draft 3) relating to intangible assets proposes that goodwill will no longer be amortized. Periodic impairment reviews have to be performed, in a manner similar to our current impairment procedure.

Wolters Kluwer already discloses information regarding share-based compensation of employees. After implementation of IFRS, the fair value of the options granted will be accounted for as personnel cost.

The implementation of IFRS will lead to a change in the manner in which the company accounts for financial instruments. Financial instruments are used by the group in the normal course of business to hedge the effects on results of fluctuations in exchange rates and interest rates. As we are awaiting the endorsement of the standards by the European Commission, the impact of any changes cannot be quantified yet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BENCHMARK FIGURES NOTE 1 68

SEGMENT REPORTING NOTE 2 72

ACQUISITIONS AND DIVESTMENTS NOTE 3 74

SALARIES, WAGES, SOCIAL SECURITY CHARGES AND PENSIONS NOTE 4 75

DEPRECIATION NOTE 5 75

AMORTIZATION OF INTANGIBLE FIXED ASSETS NOTE 6 76

EXCEPTIONAL RESTRUCTURING EXPENSE NOTE 7 76

FINANCING RESULTS NOTE 8 76

TAXATION ON INCOME NOTE 9 77

NON-CONSOLIDATED AND MINORITY INTERESTS NOTE 10 78

INTANGIBLE FIXED ASSETS NOTE 11 78

TANGIBLE FIXED ASSETS NOTE 12 79

FINANCIAL FIXED ASSETS NOTE 13 79

INVENTORIES NOTE 14 80

ACCOUNTS RECEIVABLE NOTE 15 80

CASH AND CASH EQUIVALENTS NOTE 16 81

OTHER CURRENT LIABILITIES NOTE 17 81

FINANCIAL INSTRUMENTS NOTE 18 82

PROVISIONS NOTE 19 85

SHAREHOLDERS' EQUITY NOTE 20 88

SHARE-BASED COMPENSATION NOTE 21 89

CONTINGENT LIABILITIES NOTE 22 91

AUDIT FEES NOTE 23 91

REMUNERATION OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD NOTE 24 92

NOTE 1 - BENCHMARK FIGURES

	2003	2002	
		Restated	Change in constant currencies
Revenues	3,436	3,969	-4%
Ordinary EBITA	610	763	-10%
Ordinary EBITA margin (%)	17.8	19.2	
Ordinary net income	349	442	-8%
Free cash flow	393	400	
Cash conversion ratio[1] (CAR)	1.09	0.91	
Return On Invested Capital (ROIC) (%)	7.1	8.1	
Net (interest bearing) debt[2]	1,900	2,664	
Guarantee equity[3]	1,499	2,100	
Shareholders' equity to total assets (ratio)	0.17	0.21	
Guarantee equity to total assets (ratio)	0.30	0.34	
Diluted ordinary EPS (EUR)	1.18	1.50	
Diluted free cash-flow per share (EUR)	1.32	1.36	

Wherever used in this report, the term 'ordinary' refers to figures adjusted for exceptional items and where applicable amortization of intangible assets. These figures are non-GAAP compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business.

[1] Cash conversion is defined as Cash flow from operations less net expenditure on fixed assets (Gross Cash Flow) divided by ordinary EBITA.

[2] Defined as: sum of total third-party loans, convertible bonds, perpetual cumulative subordinated bonds, cash loans, minus cash and cash equivalents and value at spot rates of forward exchange and cross currency swap contracts.

[3] Defined as: sum of subordinated bonds, minority interests, perpetual cumulative subordinated bonds and total shareholders' equity.

RECONCILIATION OF BENCHMARK FIGURES

RECONCILIATION BETWEEN OPERATING INCOME AND ORDINARY EBITA	2003	2002 Restated
Operating income	114	669
Exceptional other income/results from divestments	(23)	(321)
Amortization of intangible fixed assets	423	415
Exceptional restructuring expense	96	-
ORDINARY EBITA	**610**	763

RETURN ON INVESTED CAPITAL (ROIC)	2003	2002 Restated
Ordinary EBITA	610	763
Allocated tax (30%)	(183)	(229)
NET OPERATING PROFIT AFTER ALLOCATED TAX (NOPAT)	**427**	534
Average invested capital	6,004	6,621
ROIC (NOPAT/Average invested capital) (%)	7.1	8.1

RECONCILIATION BETWEEN NET INCOME AND BENCHMARK ORDINARY NET INCOME	2003	2002
		Restated
Net income (A)	(69)	382
Amortization of intangible fixed assets	423	415
Tax on amortization	(46)	(48)
Exceptional other income/results from divestments (after taxation)	(20)	(307)
Exceptional restructuring expense (after taxation)	61	-
ORDINARY NET INCOME (B)	**349**	442

RECONCILIATION BETWEEN CASH FLOW FROM OPERATIONS AND FREE CASH FLOW	2003	2002
Cash flow from operating activities	500	575
Net expenditure fixed assets	(92)	(147)
Appropriation of acquisition provisions	(15)	(28)
FREE CASH FLOW (C)	**393**	400

RECONCILIATION BETWEEN WEIGHTED AVERAGE NUMBER OF SHARES AND WEIGHTED AVERAGE NUMBER OF SHARES DILUTED	2003	2002
IN MILLIONS OF SHARES		
Weighted average number of shares (D)	289.8	284.3
Unsubordinated convertible bonds	22.0	22.8
Stock options	0.3	-
Repurchased shares	(2.8)	(0.9)
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (E)[4]	**309.3**	**306.2**

PER SHARE INFORMATION	2003	2002
		Restated
Correction to income of 2.5% unsubortinated convertible bonds (net of taxes) on assumed conversion (F) (EUR million)	15.9	16.4
Ordinary EPS (B:D) (EUR)	1.20	1.55
Diluted ordinary EPS (minimum of ordinary EPS and [(B+F):E]) (EUR)	1.18	1.50
EPS[5] (A:D) (EUR)	(0.24)	1.34
Diluted EPS (minimum of EPS and [(A+F):E]) (EUR)	(0.24)	1.30
Free cash flow per share (C:D) (EUR)	1.36	1.41
Diluted free cash flow per share (minimum of free cash flow per share and [(C+F):E]) (EUR)	1.32	1.36

[4] Stock options that are not in the money and related interest are excluded from the diluted earnings per share calculation.
[5] Defined as: the profit or loss attributable to ordinary equity holders of the parent entity (the numerator) divided by the weighted average number of ordinary shares outstanding (the denominator) during the period.

NOTE 2 - SEGMENT REPORTING

BUSINESS BY CLUSTERS 2003 AND 2002 (RESTATED)	LTB Europe		LTB North America	
SEGMENT REPORTING	2003	2002 Restated	2003	2002 Restated
REVENUES	1,279	1,266	1,025	1,229
Exceptional other income/results from divestments	-	-	-	-
Costs of raw materials, subcontracted work and other external expenses	360	345	145	209
Salaries and wages, social security charges and pensions	407	389	415	454
Other operating expenses	260	260	163	210
Depreciation	43	44	35	37
Amortization of intangible fixed assets[6]	103	58	214	179
Exceptional restructuring expense	45	-	16	-
Total operating expenses	1,218	1,096	988	1,089
OPERATING INCOME	61	170	37	140
Amortization of intangible fixed assets	103	58	214	179
Exceptional restructuring expense	45	-	16	-
Exceptional other income/results from divestments	-	-	-	-
ORDINARY EBITA	209	228	267	319
Total cluster capital employed at December 31	716	791	1,395	1,938
Net expenditure fixed assets	34	58	29	48
Cash flow from operations	279	253	319	333
Average number of FTE's	8,009	7,868	6,464	6,439
[6] of which impairment charges	45	4	77	33

The company provides segment information in two formats. The primary segment reporting format is per cluster[7]. For the segment reporting by cluster, the information for the activities that were divested in 2003 and activities that have been earmarked to be divested, have been presented as 'non-core'. Internal deliveries between the clusters have been eliminated.

The secondary segment reporting format is geographically. Given the alignment of the clusters with the geographical segments, the information of total book value of assets and net expenditures has not been presented separately as it can largely be derived from the primary segment reporting per cluster.

[7] The 2002 numbers have been restated in accordance with the 2003 organizational structure.

	LTB Asia Pacific		Health		Education		Non Core		Corporate/Other		Total	
	2003	2002 Restated	2003	2002 Restated	2003	2002 Restated	2003	2002 Restated	2003	2002 Restated	2003	2002 Restated
	67	65	**663**	793	**302**	313	**100**	303	**-**	-	**3,436**	3,969
	-		**-**	-	**-**	-	**-**	-	**23**	321	**23**	321
	14	14	**291**	368	**108**	112	**29**	97	**-**	-	**947**	1,145
	27	25	**154**	168	**77**	77	**34**	80	**18**	20	**1,132**	1,213
	13	15	**97**	110	**55**	60	**24**	59	**23**	16	**635**	730
	3	2	**18**	17	**8**	8	**3**	9	**2**	1	**112**	118
	5	4	**51**	124	**14**	3	**21**	36	**15**	11	**423**	415
	-	-	**16**	-	**13**	-	**-**	-	**6**	-	**96**	-
	62	60	**627**	787	**275**	260	**111**	281	**64**	48	**3,345**	3,621
	5	**5**	**36**	**6**	**27**	**53**	**(11)**	**22**	**(41)**	**273**	**114**	**669**
	5	4	**51**	124	**14**	3	**21**	36	**15**	11	**423**	415
	-	-	**16**	-	**13**	-	**-**	-	**6**	-	**96**	-
	-	-	**-**	-	**-**	-	**-**	-	**(23)**	(321)	**(23)**	(321)
	10	9	**103**	130	**54**	56	**10**	58	**(43)**	(37)	**610**	763
	6	6	**638**	794	**118**	122	**12**	12	**806**	927	**3,691**	4,590
	2	2	**18**	21	**6**	11	**1**	4	**2**	3	**92**	147
	11	11	**106**	162	**58**	59	**17**	63	**(34)**	(39)	**756**	842
	621	601	**2,351**	2,366	**1,481**	1,486	**525**	1,432	**89**	92	**19,540**	20,284
	3	1	**-**	49	**9**	-	**16**	-	**5**	-	**155**	87

GEOGRAPHICAL SEGMENTS	2003	2002 Restated
Revenues were generated in the following regions:		
▸ Europe	**1,790**	1,914
▸ North America	**1,491**	1,845
▸ Asia Pacific	**119**	170
▸ Rest of the world	**36**	40
TOTAL	**3,436**	3,969

NOTE 3 - ACQUISITIONS AND DIVESTMENTS

	2003		2002	
	Acquisitions	Divestments	Acquisitions	Divestments
Fixed assets	2	(1)	6	(240)
Current assets	29	(3)	13	(47)
Current liabilities	(24)	(13)	(36)	344
Long-term loans	(43)	-		1
Provisions	14	-	(11)	6
NET IDENTIFIABLE ASSETS AND LIABILITIES	(22)	(17)	(28)	64
Goodwill on acquisitions	127	-	324	-
CONSIDERATION	105	(17)	296	(632)
Cash acquired/(disposed of)	7	(6)	10	(3)
Net cash outflow/(inflow) upon completion	112	(23)	306	(635)
Change in payable/receivable	(15)	(477)	(6)	605
ACQUISITION SPENDING/DIVESTMENTS OF ACTIVITIES	97	(500)	300	(30)

EXCEPTIONAL OTHER INCOME/RESULTS FROM DIVESTMENTS
In 2002, the results from divestments related to the divestments of Kluwer Academic Publishers and Bohn Stafleu Van Loghum. The proceeds from the sale of Kluwer Academic Publishers were received in January 2003. In May 2003, ISBW was sold to Schouten & Nelissen. In addition, a number of smaller assets were divested in the course of 2003, notably the professional training assets of Hawksmere in the United Kingdom, and the Public Law list of Kluwer Law International.

ACQUISITIONS
In 2003 Wolters Kluwer acquired eight businesses. Our cluster LTB Europe was able to expand its position in Italy through the acquisition of 33% of Cedam (one of the leading Italian legal publishing houses). In LTB North America, the acquisition of Tymetrix (active in the area of legal e-billing and matters management software to corporations) contributes to our activities in the area of legal information services. The Education cluster strengthened its position in Germany through the acquisition of digital spirit (providing e-learning solutions).

NOTE 4 - SALARIES, WAGES, SOCIAL SECURITY CHARGES AND PENSIONS

SALARIES AND WAGES	2003	2002
		Restated
Salaries and wages	939	1,016

The average number of employees, expressed in full-time equivalents, in 2003 is 19,540 (2002: 20,284). For personnel related exceptional cost, see note 7.

SOCIAL SECURITY CHARGES AND PENSIONS	2003	2002
Social security charges	141	147
Pension expenses	42	36
Other personnel expenses	10	14
	193	197

NOTE 5 - DEPRECIATION

DEPRECIATION	2003	2002
Intangible fixed assets	49	41
Tangible fixed assets	63	77
	112	118

NOTE 6 - AMORTIZATION OF INTANGIBLE FIXED ASSETS

AMORTIZATION OF INTANGIBLE FIXED ASSETS	2003	2002
Amortization goodwill and publishing rights	268	328
Impairments	155	87
	423	415

See note 2 for detail by cluster.

NOTE 7 - EXCEPTIONAL RESTRUCTURING EXPENSE

EXCEPTIONAL RESTRUCTURING EXPENSE	2003	2002
Personnel related restructuring costs	63	-
Onerous contracts	33	-
	96	-

As a result of the strategic update as announced on October 30, 2003 a restructuring program has been initiated. The 2003 charge to exceptional expense fully relates to this restructuring program.
The personnel related restructuring costs mainly relate to severance payments.
The onerous contracts mainly relate to lease commitments of vacant offices due to the integration of businesses.

NOTE 8 - FINANCING RESULTS

FINANCING RESULTS	2003	2002
Interest income	33	8
Interest expense	(147)	(149)
	(114)	(141)

NOTE 9 - TAXATION ON INCOME

TAXATION ON INCOME	2003	2002
		Restated
Movements in overall tax position:		
POSITION AS AT JANUARY 1		
Current tax liability	(1)	62
Provision for deferred taxation	59	131
Deferred tax assets	(269)	(346)
OVERALL TAX POSITION	**(211)**	**(153)**
MOVEMENTS		
Total taxation on income	64	136
Acquisitions/divestments	(10)	(6)
Tax payments	(106)	(109)
Exchange differences and other movements	(16)	(79)
TOTAL MOVEMENTS	**(68)**	**(58)**
POSITION AS AT DECEMBER 31		
Current tax liability	(37)	(1)
Provision for deferred taxation	8	59
Deferred tax assets	(250)	(269)
OVERALL TAX POSITION	**(279)**	**(211)**
Reconciliation from the normative to the actual taxation on income is as follows:		
Normative taxation on income	(8)	170
Tax effect of:		
Non tax-deductible intangible fixed assets	118	117
Financing activities	(33)	(40)
Utilization of tax losses carry forward	(5)	(1)
Exempt income and non-deductible expenses	1	(3)
Tax exemption on results from divestments	(6)	(100)
Tax incentives and other	(3)	(7)
Taxation on income	64	136

Wolters Kluwer has applied the CFA regime as from 1999 and based on the EC decision of February 18, 2003 regarding a state aid investigation against the CFA regime, Wolters Kluwer is of the opinion that this regime can be applied until December 31, 2008.

NOTE 10 - NON-CONSOLIDATED AND MINORITY INTERESTS

NON-CONSOLIDATED AND MINORITY INTERESTS	2003	2002
Results non-consolidated participating interests	(3)	(8)
Minority interest of consolidated participations	(2)	(2)
	(5)	(10)

The most important non-consolidated participating interests as at December 31, 2003 were:

- Boekhandels Groep Nederland (The Netherlands, Deventer) 33% ownerschip
- Manz Iura, Manz Schulbuch (Austria, Vienna) 40% ownerschip

Wolters Kluwer's share in the most important consolidated participations that are not fully owned as at December 31, 2003 were:

- Ipsoa/F. Lefebvre (Italy, Milan) 50% ownerschip
- Akadémiai (Hungary, Budapest) 74% ownerschip
- Cedam (Italy, Padova) 33% ownerschip

NOTE 11 - INTANGIBLE FIXED ASSETS

INTANGIBLE FIXED ASSETS	Goodwill	Publishing rights	Other	2003	2002
POSITION AS AT JANUARY 1					
Purchase value	3,616	1,400	238	5,254	6,017
Amortization, depreciation and impairments	(815)	(530)	(118)	(1,463)	(1,302)
BOOK VALUE AS AT JANUARY 1	2,801	870	120	3,791	4,715
MOVEMENTS					
Investments	-	-	46	46	68
Acquisitions	127	-	-	127	324
Divestments	-	-	(1)	(1)	(235)
NET EXPENDITURES	127	-	45	172	157
Amortization and depreciation	(203)	(65)	(49)	(317)	(369)
Impairments	(150)	(5)	-	(155)	(87)
Exchange differences and other movements	(339)	(113)	3	(449)	(625)
TOTAL MOVEMENTS	(565)	(183)	(1)	(749)	(924)
POSITION AS AT DECEMBER 31					
Purchase value	3,335	1,245	284	4,864	5,254
Amortization, depreciation and impairments	(1,099)	(558)	(165)	(1,822)	(1,463)
BOOK VALUE AS AT DECEMBER 31	2,236	687	119	3,042	3,791

NOTE 12 - TANGIBLE FIXED ASSETS

TANGIBLE FIXED ASSETS	Land and buildings	Machinery and equipment	Other fixed assets	2003	2002
POSITION AS AT JANUARY 1					
Purchase value	175	41	467	683	746
Depreciation	(57)	(30)	(300)	(387)	(420)
BOOK VALUE AS AT JANUARY 1	**118**	**11**	**167**	**296**	**326**
MOVEMENTS					
Investments	3	4	39	46	79
Acquisitions	-	-	2	2	6
Divestments	-	-	(1)	(1)	(5)
NET EXPENDITURES	**3**	**4**	**40**	**47**	**80**
Depreciation	(4)	(4)	(55)	(63)	(77)
Exchange differences and other movements	(17)	(1)	(19)	(37)	(33)
TOTAL MOVEMENTS	**(18)**	**(1)**	**(34)**	**(53)**	**(30)**
POSITION AS AT DECEMBER 31					
Purchase value	147	40	441	628	683
Depreciation	(47)	(30)	(308)	(385)	(387)
BOOK VALUE AS AT DECEMBER 31	**100**	**10**	**133**	**243**	**296**

NOTE 13 - FINANCIAL FIXED ASSETS

FINANCIAL FIXED ASSETS	Participating interests	Receivables	2003	2002
POSITION AS AT JANUARY 1	17	3	20	35
Impairments of non-consolidated participating interests	(5)	-	(5)	(9)
Divestments of non-consolidated participating interests	(2)	-	(2)	-
Other movements	(1)	2	1	(6)
POSITION AS AT DECEMBER 31	**9**	**5**	**14**	**20**

NOTE 14 - INVENTORIES

INVENTORIES	2003	2002
Raw materials	8	9
Work in progress	33	42
Finished products and trade goods	105	120
	146	171

As at December 31, 2003 the provision for obsolescence deducted from inventory book values totaled EUR 71 million (2002: EUR 80 million).

NOTE 15 - ACCOUNTS RECEIVABLE

ACCOUNTS RECEIVABLE	2003	2002
		Restated
Trade receivables	517	571
Deferred tax assets	250	269
Prepayments	119	112
Receivables resulting from divestment Kluwer Academic Publishers	-	467
Tax receivable	37	-
Value at spot rates of forward exchange contracts	252	149
Other receivables	20	22
	1,195	1,590

As at December 31, 2003 the provision for doubtful accounts amounted to EUR 47 million (2002: EUR 55 million).
The deferred tax assets include EUR 197 million (2002: EUR 160 million) due in more than one year.
The value at spot rates of forward exchange contracts includes EUR 219 million due in more than one year (2002: EUR 126 million).

NOTE 16 - CASH AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS	2003	2002
Deposits	351	230
Cash and bank balances	53	63
	404	**293**

NOTE 17 - OTHER CURRENT LIABILITIES

OTHER CURRENT LIABILITIES	2003	2002
		Restated
Subordinated bonds	-	184
Salaries, holiday allowances	93	105
Royalties payable	89	94
Other liabilities and accruals	92	63
Social security premiums and other taxation	56	61
Interest payable	49	73
Reorganization/restructuring commitments	60	21
Acquisition payments	29	11
	468	**612**

NOTE 18 - FINANCIAL INSTRUMENTS

LONG-TERM LOANS	2003	2002
Subordinated convertible staff bonds	2	2
Subordinated bonds	408	408
Bonds	1,312	1,527
Unsubordinated convertible bonds	490	700
Perpetual cumulative subordinated bonds	225	225
Other loans from credit institutions	84	53
LONG-TERM LOANS	2,521	2,915
Short-term loans	35	191
Minus:		
Cash and cash equivalents	(404)	(293)
Value at spot rates of forward exchange contracts	(252)	(149)
NET (INTEREST BEARING) DEBT	1,900	2,664

BREAKDOWN OF LONG-TERM LOANS	Nominal interest rate	Repayment commitments 1-5 years	> 5 years	2003	2002
Subordinated convertible staff bonds 2000-2005	5.500%	1	-	1	1
Subordinated convertible staff bonds 2002-2007	3.000%	1	-	1	1
Subordinated bonds 1998-2005	5.125%	182	-	182	182
Subordinated bonds 1997-2007	6.250%	226	-	226	226
Bonds 2000-2005	6.125%	170	-	170	550
Bonds 1999-2006	5.500%	215	-	215	750
Bonds 1998-2008	5.250%	227	-	227	227
Bonds 2003-2014	5.125%	-	700	700	-
Unsubordinated convertible bonds 2001-2006	1.000%	490	-	490	700
Perpetual cumulative subordinated bonds	6.875%	-	225	225	225
Multicurrency roll-over facility 1998-2005	Libor+0.2%	-	-	-	-
Other loans	various	34	50	84	53
		1,546	975	2,521	2,915

LOAN MATURITY

The following amounts of loans as of December 31, 2003 are due within and after five years:

LOAN MATURITY IN MILLIONS OF EUROS	AMOUNTS
2004	35
2005	365
2006	710
2007	239
2008	232
DUE AFTER 2008	975
	2,556

CAPITAL MARKET TRANSACTIONS

On October 30, 2003, Wolters Kluwer announced a series of capital market transactions. Wolters Kluwer made a public offer on the following outstanding bonds; EUR 550 million, 6.125% bonds 2000 due 2005 and EUR 750 million, 5.50% bonds 1999 due 2006 as well as a public offer on its outstanding EUR 700 million, 1.00% convertible unsubordinated bond 2001 due 2006.

The purpose of the public offers was to efficiently utilize cash and prudently reduce the quantity of debt maturing in 2005 and 2006, to extend Wolters Kluwer's maturity profile, and to raise cost effective longer-term funding.

Wolters Kluwer repurchased in total EUR 1,126 million of its outstanding bonds:

- EUR 380 million of the 6.125% bonds due 2005, now outstanding is EUR 170 million;
- EUR 536 million of the 5.50% bonds due 2006, now outstanding is EUR 215 million;
- EUR 210 million of 1.00% convertible bonds due 2006, now outstanding is EUR 490 million.

The costs of the tender, amounting to EUR 61 million, resulting from the trading of the bonds above par, are offset by the result (approximately EUR 58 million) on unwound related derivative instruments (interest rate and cross currency interest rate swaps).

On November 19, 2003, Wolters Kluwer issued unsubordinated bonds due 2014 with a nominal value of EUR 700 million. The coupon on the bonds is 5.125% with an issue price of 99.618%. The proceeds from this bond issue were used to partly refinance the aforementioned tender offer as well as for general corporate purposes.

During 2002, Wolters Kluwer did not issue any debt instruments. In 2001, Wolters Kluwer issued two bonds for a total amount of EUR 925 million, as follows:

On May 14, 2001, a perpetual cumulative subordinated bond loan with a nominal value of EUR 225 million was issued. The issue price of the bonds was 100%. These bonds bear interest at 6.875%. Wolters Kluwer has the right to redeem the loan as per May 2008. Wolters Kluwer is allowed to refrain from paying interest if there is not declared or made available any dividend for payment. The accrued interest will be paid in a subsequent year where there is dividend declared and paid. In case of bankruptcy, Wolters Kluwer has no obligation to pay any accrued interest, the nominal amounts of the bond will then become a subordinated liability. The proceeds from this bond issue were used to refinance bank facilities, as well as for general corporate purposes.

On November 30, 2001, a convertible (unsubordinated) bond loan with a nominal value of EUR 700 million was issued. The conversion price was fixed at EUR 31.00 per depositary receipt issued for one ordinary share of Wolters Kluwer. The issue price of the bonds was 100%. The coupon was set at 1.00% per annum. The yield to maturity was set at 2.50%, and the bonds will be redeemed at 107.88% of their principal amount on the maturity date (November 30, 2006), unless previously redeemed, converted or purchased and cancelled. The convertible bonds will at any moment be valued against the accreted principal while the corresponding coupon costs and accrued redemption premium are charged to the profit and loss account. The issuing costs are capitalized and amortized over 5 years. The proceeds from this bond issue were used to refinance bank facilities, as well as for general corporate purposes.

Besides the cumulative subordinated perpetual bond loan, Wolters Kluwer has outstanding subordinated bonds of EUR 408 million due 2005 (NLG 400 million) and 2007 (NLG 500 million). Both bonds define that subordinated obligations of the company rank pari passu without any preference among themselves and with all other present and future equally subordinated obligations of the company.

The company has access to unused credit facilities of approximately EUR 655 million. Of this amount, approximately EUR 484 million is fully committed. These credit facilities and cash and cash equivalents (EUR 404 million) significantly reduce the liquidity risk of the company. No property has been collateralized or in any other way secured under these contracts.

Due to the high volatility (mainly caused by the Iraq war) of the U.S. dollar against the euro in the beginning of 2003, Wolters Kluwer decided to enhance the U.S. dollar balance sheet cover temporarily to approximately 60% via a string of forward exchange contracts with multiple maturity-dates. In June, Wolters Kluwer reduced the balance sheet cover by reversing the U.S. dollar forwards. The realized cash flow gain from these reversed U.S. dollar forwards is approximately EUR 209 million (2003: EUR 23 million; 2004: EUR 29 million; 2005: EUR 99 million; 2006: EUR 58 million). The company has currently U.S. dollar forward contracts for a total nominal amount of EUR 595 million (U.S. dollar 751 million) outstanding, which represents an U.S. dollar balance sheet cover of approximately 26% (2002: approximately 35%). The carrying value of these forward exchange contracts amounts to EUR 252 million. The value of forward contracts mitigates the loss on equity, resulting from a deteriorating U.S. dollar over 2003.

The fair value of outstanding long-term loans at the balance sheet date can deviate from the value, at which they have been recorded in the balance sheet. The fair value of swaps, which Wolters Kluwer uses to hedge the exchange rate and interest risks (cross currency swaps and interest rate swaps) and the forward contracts have been included in the table below.

MARKET VALUE OF LONG-TERM LOANS, SWAPS AND FORWARD EXCHANGE CONTRACTS	DECEMBER 31, 2003		DECEMBER 31, 2002	
	Carrying value[8]	Fair value	Carrying value	Fair Value
Long-term loans	(1,823)	(1,852)	(2,013)	(2,087)
Unsubordinated convertible bonds	(501)	(494)	(703)	(683)
Perpetual cumulative subordinated bonds	(232)	(227)	(231)	(224)
Interest rate swaps	-	26	-	59
Forward exchange contracts	252	224	149	118

[8] Carrying value is defined as book value including accrued interest less the capitalized portion of the issuing costs.

NOTE 19 - PROVISIONS

PROVISIONS	2003	2002
		Restated
Provision for pensions	227	262
Other post employment obligations	28	31
Reorganization/restructuring commitments	43	42
Deferred taxation	8	59
	306	394

The short-term commitments relating to expected spending due within one year are presented under other current liabilities.

PROVISION FOR PENSIONS

ACTUARIAL ASSUMPTIONS

The following weighted average actuarial assumptions were employed to determine the net periodic pension and post retirement plans' expense and the defined benefit obligations:

ACTUARIAL ASSUMPTIONS	2003	2002
PENSION SCHEMES (%)		
Discount rate	5.3	5.7
Expected return on assets	6.3	7.3
Average increase salaries	2.9	3.8
POST RETIREMENT MEDICAL PLANS (%)		
Discount rate	6.8	7.5
Medical trend rate	9.5	10.5

The average increase in salaries is based on the non-closed pension plans.

PLAN LIABILITIES AND ASSETS

PLAN LIABILITIES	2003	2002	2003	2002
	Pension plans		Post retirement medical plans	
Fair value as at January 1	834	817	127	99
Service costs	20	24	5	4
Interest costs	42	45	7	9
Benefits paid	(32)	(37)	(5)	(9)
Actuarial (gain) or loss	(22)	30	7	43
Employee contributions	6	5	1	2
Exchange rate gain or (loss)	(33)	(43)	(22)	(21)
Other	1	(7)	-	
FAIR VALUE AS AT DECEMBER 31	**816**	834	**120**	127
PLAN ASSETS				
Fair value as at January 1	699	792	-	-
Return on plan assets	55	(41)	-	-
Benefits paid by fund	(32)	(37)	(5)	(9)
Employer contribution	21	11	4	7
Employee contribution	6	5	1	2
Exchange rate gain or (loss)	(22)	(31)	-	-
Other	-	-	-	-
FAIR VALUE AS AT DECEMBER 31	**727**	699	-	-
FUNDED STATUS				
Funded status as at December 31	89	135	120	127
Unrecognized net gain or (loss)[9]	30	-	(12)	-
NET LIABILITY AS AT DECEMBER 31	**119**	135	**108**	127
COSTS				
Service costs	20	24	5	4
Interest costs	42	45	8	9
Expected return on assets	(42)	(56)	-	-
TOTAL COSTS	**20**	13	**13**	13

[9] The actuarial loss as at December 31, 2002 has been charged to equity (EUR 80 million, corresponding with EUR 58 million after taxation). Subsequently the 2002 figures have been restated.

PROVISION FOR REORGANIZATION/RESTRUCTURING COMMITMENTS

	2003	2002
Position as at January 1	42	53
Add: short-term commitments	21	53
TOTAL AS AT JANUARY 1	63	106
MOVEMENTS		
Addition charged as exceptional restructuring expense	96	-
Addition charged to ordinary operating result	4	8
Addition in respect of acquisitions	2	13
TOTAL ADDITIONS	102	21
Appropriation of acquisition provisions	(15)	(28)
Appropriation of exceptional reorganization provisions	(16)	-
Appropriation of reorganization provisions	(8)	(28)
Exchange differences and other movements	(23)	(8)
TOTAL APPROPRIATIONS	(62)	(64)
Total as at December 31	103	63
Less: short-term commitments	(60)	(21)
POSITION AS AT DECEMBER 31	43	42

NOTE 20 - SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY	Issued share capital	Share premium reserve	Non-distributable reserve for translation differences	Other reserve	Total
POSITION AS AT DECEMBER 31, 2001 (AS REPORTED)	34	92	393	860	1,379
Restatements opening balance:					
▶ RJ 270 Revenue recognition	-	-	-	(60)	(60)
▶ RJ 271 Employee benefits	-	-	-	(119)	(119)
▶ RJ 160 Declared dividend 2001	-	-	-	150	150
POSITION AS AT JANUARY 1, 2002 (RESTATED)	34	92	393	831	1,350
Cash dividend 2001	-	-	-	(93)	(93)
Exercise of stock options	-	1	-	-	1
Translation differences	-	-	(342)	-	(342)
Repurchased shares	-	-	-	(24)	(24)
Earnings 2002	-	-	-	382	382
Other movements	-	-	-	4	4
POSITION AS AT DECEMBER 31, 2002 (RESTATED)	34	93	51	1,100	1,278
POSITION AS AT DECEMBER 31, 2002 (AS REPORTED)	34	93	51	1,069	1,247
Restatements opening balance:					
▶ RJ 270 Revenue recognition	-	-	-	(67)	(67)
▶ RJ 271 Employee benefits	-	-	-	(58)	(58)
▶ RJ 160 Declared dividend 2002	-	-	-	156	156
POSITION AS AT JANUARY 1, 2003 (RESTATED)	34	93	51	1,100	1,278
Cash dividend 2002	-	-	-	(73)	(73)
Stock dividend 2002	1	(1)	-	-	-
Translation differences	-	-	(265)	-	(265)
Repurchased shares	-	-	-	(10)	(10)
Earnings 2003[10]	-	-	-	(69)	(69)
Other movements	-	-	214	(214)	-
POSITION AS AT DECEMBER 31, 2003	35	92	-	734	861

[10] The charge of the loss to other reserves is subject to the approval of the Annual General Meeting of Shareholders per the Articles of Association.

SHARE CAPITAL
The authorized capital amounts to EUR 143.04 million consisting of EUR 71.52 million ordinary shares (nominal value EUR 0.12) and EUR 71.52 million preference shares. The issued share capital consists of ordinary shares.

The number of issued ordinary shares increased from 285.4 million to 292.1 million as a result of stock dividend. To cover the dilutive effect of stock options the company has, as per the balance sheet date, 3.2 million repurchased shares in stock.

Depositary receipts had been issued for 96.8% of the issued ordinary share capital (282.7 million shares).

DIVIDENDS
Of the 2002 dividend 48.4% was distributed as cash dividend (2001: 61.7%).

NOTE 21 - SHARE-BASED COMPENSATION

As at December 31, 2003 options were outstanding for 9.8 million (depositary receipts of) ordinary shares Wolters Kluwer.

SHARE-BASED COMPENSATION	1998	1999	2000	2001	2002	2003	TOTAL
End of exercise period	2003	2004	2005	2006[11]	2007 and 2009	2010	
Initial number of options	1,875,000	578,200	2,505,340	2,729,750	2,912,250	**2,778,500**	
Exercise rate (average) (EUR)	34.00	42.00	23.50	28.88	23.07	**10.55**	
Number of options outstanding as at January 1	744,000	448,000	2,132,640	2,326,750	2,777,250	-	8,428,640
MOVEMENTS							
Options granted	-	-	-	-	-	**2,778,500**	2,778,500
Options expired/eliminated	(744,000)	(51,000)	(148,400)	(128,500)	(179,500)	**(141,500)**	(1,392,900)
Options exercised	-	-	-	-	-	-	-
NUMBER OF OPTIONS OUTSTANDING AS AT DECEMBER 31	0	397,000	1,984,240	2,198,250	2,597,750	**2,637,000**	9,814,240

To members of the Executive Board and approximately 600 managers within the company a stock option plan applies. The purpose of this plan is to align the interests of management with those of shareholders by providing additional incentives to improve the performance of Wolters Kluwer on a long-term basis.

Options are granted at fair market value at the date of grant. Every option entitles the holder to purchase one share each, for the share price on the date at which the option is granted. The exercise period starts at least two years after the date the options are granted until five years maximum, or in some cases six years. For options granted after August 2002 the maturity period is seven years after the grant date. Wolters Kluwer may purchase shares for the estimated number of options that will be exercised.

[11] The French option plans of 2001 and 2002 expire in 2007 and 2008, respectively. All option plans as of August 2002 have an expiration period of seven years.

Wolters Kluwer accounts for stock options using the intrinsic value method. Accordingly, no compensation costs have been recorded for the options granted.

In late 2003, a new strategic vision was announced that focuses on value creation. As a result new incentive plans for Executive Board members (and senior executives) are in the process of being implemented, to align compensation with value creation. Under the new plan, stock options will cease to be granted. Instead, performance shares will be awarded to Executive Board members, subject to the approval of the Annual General Meeting of Shareholders and to senior executives, based on the achievement of predefined targets.

The fair value of the 2003 option grants was estimated using the Black-Scholes options pricing model and the following assumptions:

PRO FORMA OPTION VALUE INFORMATION	2003	
	Granted March 2003	Granted August 2003
Granted number (millions)	2.4	0.4
Exercise rate (EUR)	10.10	13.00
Fair value (EUR)	3.58	4.39
Fair value (EUR million)	8.6	1.8
VALUATION ASSUMPTIONS		
Expected option term	7 years	7 years
Expected volatility (%)	56.2	46.3
Expected dividend yield (%)	5.4	4.2
Risk-free interest rate (%)	3.8	3.9

The assumptions were used for these calculations only and do not represent an indication of expectations of future developments.

Since the Wolters Kluwer employee stock options are not tradable on a stock market, option holders can receive no value nor derive any benefit from holding these stock options, without an increase in the market price of the Wolters Kluwer stock. Such an increase in price would benefit all shareholders proportionally.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Wolters Kluwer employee stock options have characteristics different from those of traded options. In addition, changes in the subjective input assumptions can materially affect the fair value estimates. Therefore, management believes that the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

NOTE 22 - CONTINGENT LIABILITIES

As at December 31, 2003 annual commitments under rental and operational lease agreements amounted to EUR 83 million (2002: EUR 79 million). The average term of these commitments is approximately 5.8 years (2002: 6.0 years).

Pursuant to section 403 of the Dutch Civil Code, Book 2, the company has assumed joint and several liability for the debts arising out of the legal acts of a number of subsidiaries. The relevant declarations have been filed with and are open for inspection at the Trade Register for the district in which the legal entity, in respect of which liability has been assumed, has its registered office.

The company has issued formal guarantees for bank credit facilities for a total amount of EUR 49 million (2002: EUR 54 million), on behalf of a number of its foreign subsidiaries. As at December 31, 2003 EUR 0.5 million of these credit facilities had been utilized.

Per December 31, 2003 other bank guarantees were issued, at the request of Wolters Kluwer or subsidiaries, for a total amount of EUR 7.8 million (2002: EUR 7.4 million). These guarantees mainly relate to rent for real estate.

In addition, the company forms part of a Dutch fiscal entity, and pursuant to standard conditions has assumed joint and several liability for the tax liabilities of the fiscal entity.

NOTE 23 - AUDIT FEES

The aggregate fees billed by our auditor KPMG for professional services rendered in 2003 and 2002 are as follows:

AUDIT FEES	2003	2002
Audit fees	4	4
Audit-related fees	1	5
Tax fees	2	3
Other fees	1	2
	8	14

Audit fees consist of fees for the audit of both the consolidated financial statements and local statutory financial statements. Audit-related fees primarily consist of fees in connection with acquisitions and divestments, attest services not required by statute or regulation and accounting related advice (for example IFRS).

NOTE 24 - REMUNERATION OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD

For details on the company's remuneration policy, please see the report from the Remuneration Committee of the Supervisory Board in this Annual Report.

STOCK OPTIONS EXECUTIVE BOARD MEMBERS	Granting	Exercise price (EUR)	January 1 2003	Granted during the year	Expired during the year	Exercised during the year	December 31 2003	End of Exercise period
N. McKinstry *Chairman*	2001	29.16	100,000	-	-	-	100,000	2006
	2002	24.00	90,000	-	-	-	90,000	2007
	2002	18.27	80,000	-	-	-	80,000	2009
	2003	13.00		80,000	-	-	80,000	2010
B.L.J.M. Beerkens	2003	10.10	-	15,000	-	-	15,000	2010
	2003	13.00	-	40,000	-	-	40,000	2010
J.M. Detailleur	1998	33.87	2,000	-	(2,000)	-	0	2003
	1999	43.18	80,000	-	-	-	80,000	2005
	2000	23.32	80,000	-	-	-	80,000	2005
	2000	24.06	32,400	-	-	-	32,400	2005
	2001	29.16	20,000	-	-	-	20,000	2006
	2001	29.16	60,000	-	-	-	60,000	2007
	2002	24.00	55,000	-	-	-	55,000	2008
	2002	24.00	5,000	-	-	-	5,000	2007
	2002	18.27	40,000	-	-	-	40,000	2009
	2003	13.00		40,000	-	-	40,000	2010
R. Pieterse[12]	2000	23.32	80,000	-	-	-	80,000	2005
	2000	24.06	24,000	-	-	-	24,000	2005
	2001	29.16	80,000	-	-	-	80,000	2006
	2002	24.00	60,000	-	-	-	60,000	2007
	2002	18.27	40,000	-	-	-	40,000	2009
	2003	13.00		40,000			40,000	2010
H.J. Yarrington	1998	33.87	24,000	-	(24,000)	-	-	2003
	1999	43.18	80,000	-	-	-	80,000	2004
	2000	23.32	120,000	-	-	-	120,000	2005
	2000	24.06	36,800	-	-	-	36,800	2005
	2001	29.16	120,000	-	-	-	120,000	2006
	2002	24.00	90,000	-	-	-	90,000	2007
	2002	18.27	80,000	-	-	-	80,000	2009
	2003	13.00	-	80,000	-	-	80,000	2010
			1,479,200	295,000	(26,000)	-	1,748,200	

As at balance sheet date, Mr. J.M. Detailleur and Mr. H.J. Yarrington own 772 and 404 (depositary receipts of) ordinary shares, respectively.

REMUNERATION EXECUTIVE BOARD MEMBERS

The selection and remuneration committee of the Supervisory Board sets the remuneration policies for members of the Executive Board, based on external reference information of major Dutch, other European and US based companies with a size and nature comparable to Wolters Kluwer.

The 2003 bonus scheme is based on ordinary net income (at constant currencies), at target 70% (maximum: 90%) of the base salary. The 2004 bonus scheme is based on free cash flow.

Base salaries for 2004 remained constant compared to December 2003.

REMUNERATION EXECUTIVE BOARD MEMBERS	Salary	Bonus[13]	Pension[14]	Social security	Other Benefits	2003 Total	2002 Total
IN THOUSANDS OF EUROS							
N. McKinstry, *Chairman*	709	483	198	21	[15] 192	1,603	1,335
B.L.J.M. Beerkens[16]	289	-	51	7	20	367	-
J.M. Detailleur	498	305	[17] 419	88	-	1,310	894
R. Pieterse[12]	582	395	-	4	56	1,037	1,136
H.J. Yarrington	711	483	41	22	26	1,283	1,371
TOTAL	2,789	1,666	709	142	294	5,600	4,736

REMUNERATION SUPERVISORY BOARD MEMBERS	Member of Selection & Remuneration Committee	Member of Audit Committee	Remuneration 2003	Remuneration 2002
IN THOUSANDS OF EUROS				
H. de Ruiter, *Chairman*	✓	✓	49	49
J.V.M. Pennings, *Deputy Chairman*	✓		39	43
A. Baan	✓	✓	30	23
A.J. Frost			30	30
K.A.L.M. Van Miert			30	30
A.H.C.M. Walravens[18]			10	34
N.J. Westdijk		✓	35	35
TOTAL			223	244

The Supervisory Board members do not have investments in Wolters Kluwer nv.

[12] Mr. Pieterse resigned as Chairman of the Executive Board per September 1, 2003. According to his resignation agreement, he is entitled to receive a full year bonus over 2003, his salary until May 2004 and 40,000 stock options in 2004.
[13] Bonuses actually paid, that relate to the level of performance achieved in the previous year.
[14] Pensions represent pension premiums and similar obligations actually paid.
[15] Includes an allowance for relocation and related expenses.
[16] Remuneration relates to period May 1, 2003 through December 31, 2003.
[17] Includes a premium to compensate for under-accrued pension liabilities in previous years.
[18] Mr. Walravens resigned in April 2003.

FINANCIAL STATEMENTS OF WOLTERS KLUWER NV

PROFIT AND LOSS ACCOUNT WOLTERS KLUWER NV

	2003		2002	
				Restated
Results subsidiaries after tax/other net income		(69)		382
NET INCOME		**(69)**		**382**

BALANCE SHEET WOLTERS KLUWER NV (BEFORE APPROPRIATION OF PROFITS)

CAPITAL EMPLOYED	2003		2002	
				Restated
FIXED ASSETS				
Intangible fixed assets	3		2	
Tangible fixed assets	2		2	
Financial fixed assets	2,719		4,250	
TOTAL FIXED ASSETS		2,724		4,254
CURRENT ASSETS				
Accounts receivable	521		507	
Cash and cash equivalents	343		214	
TOTAL CURRENT ASSETS	864		721	
CURRENT LIABILITIES	(290)		(768)	
WORKING CAPITAL		574		(47)
CAPITAL EMPLOYED		**3,298**		**4,207**
FINANCING				
Subordinated bonds	410		410	
Bonds	1,312		1,527	
Unsubordinated convertible bonds	490		700	
Perpetual cumulative subordinated bonds	225		225	
Total long-term liabilities		2,437		2,862
Provisions		-		67
Shareholders' equity (Note 20)		861		1,278
TOTAL FINANCING		**3,298**		**4,207**

NOTES TO THE FINANCIAL STATEMENTS OF WOLTERS KLUWER NV

	2003	2002
		Restated
FINANCIAL FIXED ASSETS		
Net asset value of subsidiaries as at January 1	63	(294)
Movements related to results	(119)	325
Movements related to revaluations and exchange differences	66	45
Movements related to dividend payments	(541)	(13)
Net asset value of subsidiaries as at December 31	(531)	63
Long-term receivables from subsidiaries	3,250	4,187
	2,719	4,250
CURRENT LIABILITIES		
Debts to subsidiaries	110	130
Bankers	56	236
Other liabilities	124	397
Corporate taxation	-	5
	290	768
PROVISIONS		
Provisions for deferred taxation	(5)	63
Provision for pensions	1	-
Provisions for reorganization/restructuring commitments	4	4
	-	67

The above provisions are mainly long-term of nature.

OTHER INFORMATION

REPORT OF INDEPENDENT AUDITORS

INTRODUCTION

We have audited the financial statements of Wolters Kluwer nv for the year 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Title 9 of Book 2 of the Dutch Civil Code.

Amsterdam, March 5, 2004

KPMG Accountants nv

APPROPRIATION OF NET INCOME (LOSS)

ARTICLE 28 OF THE ARTICLES OF ASSOCIATION:

- Paragraph 1. From the profit as it appears from the annual accounts adopted by the General Meeting, a dividend shall be distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank - weighted according to the number of days on which this interest rate applied - during the financial year or part of the financial year for which the dividend is distributed, increased by three.
  The dividend on the last-mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount. If in any year the profit shall not be sufficient thereto, from the profit of any succeeding year the deficient dividend shall first be distributed, prior to any further distribution of profit. No further dividend shall be distributed on the preference shares.
- Paragraph 2. Subsequently such allocations to reserves shall be made as the Executive Board shall determine, subject to the approval of the Supervisory Board.
- Paragraph 3. Any balance remaining after that shall be distributed as dividend on the ordinary shares.
- Paragraph 5. Distribution of profit shall be made after adoption of the annual accounts showing that it is permitted.
- Paragraph 7. If a loss is suffered for any year that loss shall be transferred to a new account for set-off against future profits and for that year no dividend shall be distributed. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve, however, to wipe off such a loss by writing it off on a reserve that need not be maintained according to the law.

ARTICLE 29.2 OF THE ARTICLES OF ASSOCIATION:

On the proposal of the Executive Board that has been approved by the Supervisory Board the General Meeting may resolve on distributions in money or in the manner as referred to in Paragraph 1 to holders of ordinary shares in the capital of the company or their depositary receipts.

PROPOSED CASH DISTRIBUTION

IN MILLIONS OF EUROS	2003	2002
Proposed cash distribution	161	156
	161	156

As stated in note 2, a proposed cash distribution or dividend is no longer presented under short-term liabilities in the balance sheet but remains part of equity until approved by the Annual General Meeting of Shareholders. Pursuant to Article 29 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution in cash of EUR 0.55 per share or shares (at a ratio to be determined and announced on April 29, 2004).

RECONCILIATION FROM OLD ACCOUNTING PRINCIPLES TO RESTATED CONSOLIDATED PROFIT AND LOSS ACCOUNT 2002 AND THE CONSOLIDATED BALANCE SHEET PER DECEMBER 31, 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT 2002	2002 As reported	Revenue recognition RJ 270	Employee benefits RJ 271	RJ 160 and other	2002 Restated
REVENUES	3,895	74	-	-	3,969
Exceptional other income/results from divestments	-	-	7	314	321
Costs of raw materials, subcontracted work and other external expenses	1,060	85	-	-	1,145
Salaries and wages, social security charges and pensions	1,210	-	3	-	1,213
Depreciation	118	-	-	-	118
Amortization of intangible fixed assets	-	-	-	415	415
Other operating expenses	730	-	-	-	730
Exceptional pension item	98	-	(98)	-	-
Operating expenses	3,216	85	(95)	415	3,621
OPERATING INCOME	**679**	**(11)**	**102**	**(101)**	**669**
Amortization of intangible fixed assets	415	-	-	(415)	-
Financing results	(141)	-	-	-	(141)
Income before taxation	123	(11)	102	314	528
Taxation on income	(88)	4	(41)	(11)	(136)
Income after taxation	35	(7)	61	303	392
Non-consolidated and minority interests	(10)	-	-	-	(10)
Results on divestments (before taxation)	314	-	-	(314)	-
Taxation on results on divestments	(11)	-	-	11	-
NET INCOME	328	(7)	61	-	382

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2002

CAPITAL EMPLOYED	2002 As reported	Revenue recognition RJ 270	Employee benefits RJ 271	RJ 160 and other	2002 Restated
FIXED ASSETS					
Intangible fixed assets	3,791	-	-	-	3,791
Tangible fixed assets	296	-	-	-	296
Financial fixed assets	20	-	-	-	20
TOTAL FIXED ASSETS	4,107	-	-	-	4,107
CURRENT ASSETS					
Inventories	171	-	-	-	171
Accounts receivable	1,538	14	17	21	1,590
Cash and cash equivalents	293	-	-	-	293
TOTAL CURRENT ASSETS	2,002	14	17	21	2,054
CURRENT LIABILITIES					
Deferred income	582	93	-	-	675
Trade creditors	284	-	-	-	284
Other current liabilities	747	-	-	(135)	612
TOTAL CURRENT LIABILITIES	1,613	93	-	(135)	1,571
WORKING CAPITAL	389	(79)	17	156	483
CAPITAL EMPLOYED	4,496	(79)	17	156	4,590

FINANCING	2002 As reported	Revenue recognition RJ 270	Employee benefits RJ 271	RJ 160 and other	2002 Restated
LONG-TERM LIABILITIES					
Subordinated bonds	410	-	-	-	410
Bonds	1,527	-	-	-	1,527
Loans from credit institutions	53	-	-	-	53
Unsubordinated convertible bonds	700	-	-	-	700
Perpetual cumulative subordinated bonds	225	-	-	-	225
TOTAL LONG-TERM LIABILITIES	2,915	-	-	-	2,915
PROVISIONS	331	(12)	75	-	394
MINORITY INTERESTS	3	-	-	-	3
SHAREHOLDERS' EQUITY					
Issued share capital	34	-	-	-	34
Share premium reserve	93	-	-	-	93
Non distributable reserve for translation differences	51	-	-	-	51
Other reserves	1,069	(67)	(58)	156	1,100
TOTAL SHAREHOLDERS' EQUITY	1,247	(67)	(58)	156	1,278
TOTAL FINANCING	4,496	(79)	17	156	4,590

RECONCILIATION FROM NEW ACCOUNTING PRINCIPLES TO PRO FORMA OLD ACCOUNTING PRINCIPLES

CONSOLIDATED PROFIT AND LOSS ACCOUNT 2003	Pro Forma 2003 old accounting principles	Revenue recognition RJ 270	Employee benefits RJ 271	RJ 160 and other	2003
Revenues	3,352	84	-	-	3,436
Exceptional other income/results from divestments	23	-	-	-	23
Costs of raw materials, subcontracted work and other external expenses	877	70	-	-	947
Salaries and wages, social security charges and pensions	1,127	-	5	-	1,132
Other operating expenses	635	-	-	-	635
Depreciation	112	-	-	-	112
Amortization of intangible fixed assets	423	-	-	-	423
Exceptional restructuring expense	96	-	-	-	96
Operating expenses	3,270	70	5	-	3,345
OPERATING INCOME	105	14	(5)	-	114
Financing results	(114)	-	-	-	(114)
Income before taxation	(9)	14	(5)	-	0
Taxation on income	(61)	(5)	2	-	(64)
Income after taxation	(70)	9	(3)	-	(64)
Non-consolidated and minority interests	(5)	-	-	-	(5)
NET INCOME	(75)	9	(3)	-	(69)

KEY FIGURES

Only the 2002 figures have been restated to reflect the new accounting principles adopted in 2003.

	2003	2002 Restated[19]	2001	2000	1999	1998	1997	1996	1995	1994
Revenues	3,436	3,969	3,837	3,664	3,081	2,739	2,364	1,958	1,336	1,241
EBITDA	722	881	919	878	813	732	613	472	303	271
EBITA	610	763	812	789	735	668	552	421	276	247
Ordinary net income	349	442	436	412	410					
Net income	(69)	382	140	186	358	309	263	217	205	173
(Proposed) Dividend/cash distribution	161	156	150	140	128	110	93	76	66	54
Dividend proposal in % of ordinary net income	46.1	35.3	34.4	34.0	31.2					
Pay-out in % of net income	n.a.	40.8	107.1	75.3	35.7	35.7	35.4	35.1	32	31.1
Free cash flow	393	400	328	363	386					
Cash conversion (ratio)	1.09	0.91								
Shareholders' equity	861	1,278	1,379	1,146	1,488	1,011	823	541	333	275
Guarantee equity[20]	1,499	2,100	2,200	1,744	2,089	1,616	1,243	731	333	275
Net (interest bearing) debt[21]	1,900	2,664	2,821	2,614	2,363	2,202	1,659	1,364		
Capital employed	3,691	4,590	4,779	3,951	4,132	3,531	2,668	2,141	391	329
Total assets	5,044	6,161	6,520	5,792	5,696	4,743	3,771	3,061		
Amortization of intangible fixed assets	423	415	353	275	89	68	48	30		
Net investments fixed assets	92	147	151	124	117	74	96	51	39	5
Depreciation of fixed assets	112	118	107	89	78	64	60	51	27	24
RATIOS (%)										
Growth percentages of:										
Revenues	(13.4)	1.5	4.7	18.9	12.5	15.9	20.7	46.6	7.6	4.6
Ordinary EBITDA	(18.0)	(2.5)	4.7	8.1	11.0	19.4	29.9	55.7	11.8	9.3
Ordinary EBITA	(20.0)	(4.3)	2.9	7.3	10.1	20.9	31.3	52.4	12	11
Ordinary net income	(21.0)	4.0	5.7	0.5						
Net income	(118.1)	134.4	(24.7)	(48.0)	15.9	17.6	21	5.9		
As % of revenues:										
Ordinary EBITDA	21.0	22.0	23.9	24.0	26.4	26.7	25.9	24.1	22.7	21.8
Ordinary EBITA margin	17.8	19.2	21.2	21.5	23.9	24.4	23.4	21.5	20.7	19.9
Ordinary net income	10.2	11.1	11.4	11.3	13.3					
Net income	(2.0)	9.6	3.7	5.1	11.6	11.3	11.1	11.1		
ROIC	7.1	8.1								
Net interest coverage[22]	5.4	5.5	4.5	4.4	5.1	5.3	5.5	5.6		
Net gearing[23]	2.2	2.1	2.0	2.3	1.6	2.2	2.0	2.5		
Shareholders' equity to capital employed	0.23	0.28	0.29	0.29	0.36	0.29	0.31	0.25	0.85	0.84
Guarantee equity to total assets	0.30	0.34	0.34	0.30	0.37	0.34	0.33	0.24		

	2003	2002 Restated[19]	2001	2000	1999	1998	1997	1996	1995	1994
INFORMATION PER SHARE (EUR)										
On the basis of 'fully diluted':										
Diluted ordinary earnings per share	1.18	1.50	1.54	1.47	1.48	1.34	1.13	0.90	0.76	0.66
Diluted earnings per share	(0.24)	1.30	0.52	0.68	1.29	1.12	0.96	0.80	0.76	0.66
Diluted free cash flow per share	1.32	1.36	1.17	1.30	1.39					
Weighted average number of shares, fully diluted (x million)	309.3	306.2	289.7	284.2	281.2	278.9	276.7	273.2	269.5	265.3
Ordinary earnings per share	1.20	1.56	1.55	1.48	1.48	1.34	1.13	0.90	0.77	0.66
Earnings per share	(0.24)	1.34	0.50	0.67	1.29	1.12	0.96	0.80	0.77	0.66
Free cash flow per share	1.36	1.41	1.16	1.30	1.39					
Dividend/cash distribution per share	[24] 0.55	0.55	0.53	0.50	0.46	0.40	0.34	0.28	0.25	0.21
Weighted average number of shares issued (x million)	289.8	284.3	281.8	279.4	277.2	274.8	272.7	270	266.4	262.3
STOCK EXCHANGE QUOTATIONS (EUR)										
highest quotation	17.35	26.45	33.00	44.30	48.56	45.72	33.09	26.43	17.23	15.14
lowest quotation	8.66	13.40	20.51	20.10	27.30	28.54	23.84	16.93	13.36	11.48
quotation as at December 31	12.40	16.60	25.60	29.04	33.60	45.58	29.71	26.04	17.22	14.57
Average daily trading volume Wolters Kluwer on Euronext Amsterdam nv number of shares (x 1,000)	1,660	1,129	2,037	2,750	2,160	2,100	1,492	1,192	1,132	800
EMPLOYEES										
Headcount as at December 31	19,689	20,833	20,297	19,209	18,793	17,431	15,385	14,948	8,993	8,693
In full time equivalents as at December 31	18,687	19,617	19,317	18,269	17,812	16,505	14,538	14,010	8,369	8,127
In full time equivalents, average per annum	19,540	20,284	19,766	19,009	17,452	16,297	14,543	13,768	8,523	7,892

[19] 2002 Figures have been restated with the exception of growth percentages.
[20] Defined as: sum of shareholders' equity, subordinated (convertible) bonds, perpetual cumulative bonds and minority interests.
[21] Defined as: sum of long-term loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, cash loans minus cash and cash equivalents and value of related swaps and forward exchange contracts.
[22] Ratio between operating income before amortization of intangible assets and exceptional items (ordinary EBITA), against net interest costs.
[23] Defined as: net (interest bearing) debt as % of shareholders' equity.
[24] Proposed dividend/cash distribution per share.

INFORMATION FOR SHAREHOLDERS

CAPITAL STOCK

The ordinary shares have a nominal value of EUR 0.12. The number of ordinary shares issued amounted to 292,051,797 on December 31, 2003 (2002: 285,429,505). The weighted average number of fully diluted ordinary shares used to compute the fully diluted per share figures was 309.3 million (2002: 306,2 million). Out of the money stock options are not included in this number. If these stock options are however taken into account, the total weighted average number of fully diluted shares was 318,7 million (2002: 314,6 million).

MARKET CAPITALIZATION ON DECEMBER 31, 2003

On the basis of ordinary shares issued: EUR 3.6 billion (2002: EUR 4.7 billion).

LISTING OF CAPITAL STOCK

Amsterdam (Euronext Amsterdam: WLSNC.AS, stock code 39588, ISIN code NL0000395887), and Frankfurt: depositary receipts for Wolters Kluwer ordinary shares. USA (over-the-counter, WTKWY, CUSIP No. 977874 20 5): American Depositary Receipts.

ADR TRUST OFFICE

Morgan Guaranty Trust Company of New York
60 Wall Street
New York, NY 10260
United States

OTHER WOLTERS KLUWER SECURITIES

Wolters Kluwer Bonds listed in Amsterdam:

- 6.250% subordinated bonds, 1997/2007, NLG 500 million (EUR 226 million) issued and outstanding (ISIN code XS0076781425)
- 5.250% senior bonds, 1998/2008, NLG 500 million (EUR 227 million) (ISIN code NL0000121911)
- 5.125% subordinated bonds, 1998/2005, NLG 400 million (EUR 182 million) issued and outstanding (ISIN code XS0092962710)
- 6.875% perpetual cumulative subordinated bonds 2001 EUR 225 million issued and outstanding (ISIN code NL0000119105)

Wolters Kluwer Convertible Bond listed in Amsterdam:

- 1.000% convertible unsubordinated bonds, 2001/2006, EUR 700 million issued; EUR 490 million outstanding (ISIN NL0000119634)

Wolters Kluwer Bonds listed in Amsterdam and Luxembourg:

- 5.500% senior bonds, 1999/2006, EUR 750 million issued; EUR 214 million outstanding (ISIN code XS0101766110)
- 6.125% senior bonds, 2000/2005, EUR 550 million issued; EUR 170 million outstanding (ISIN code XS0121316235)
- 5.125% senior bonds, 2003/2014, EUR 700 million issued and outstanding (ISIN code XS0181273342)

GEOGRAPHICAL SPREAD OF SHAREHOLDERS

Institutional investors hold the majority (76%) of the shares in Wolters Kluwer. With over 500 institutional investors in 25 countries, ownership is international in make-up. Investors in North America had an interest of 35% in the Company in 2003 (2002: 46%), while European shareholders held an interest of 62% (2002: 54%). Below is a table showing the geographical spread of shareholders in approximate percentages on December 31, 2003, compared to the previous year.

	2003	2002
North America	35	46
The Netherlands	24	28
The United Kingdom	24	17
Belgium/Luxembourg	2	1
Switzerland	2	2
France	3	2
Scandinavia	1	1
Germany	3	2
Other	6	1
TOTAL	100	100

SHAREHOLDINGS EXCEEDING 5%

In accordance with the Major Holdings in Listed Companies Disclosure Act (WMZ):

- Internationale Nederlanden Groep nv: 9.4%, disclosed on February 28, 1992.

FINANCIAL CALENDAR 2004

The investor relations program will be based around the following key events:

April 6	Publication of Annual Report 2003
April 21	Annual General Meeting of Shareholders
April 27	Corporate & Financial Services Division Analyst & Investor Day
May 13	First-quarter Results 2004
August 10	Half-year Results 2004
November 17	Third-quarter Results 2004

REPORT OF THE TRUSTEE

EUR 700,000,000 1% CONVERTIBLE UNSUBORDINATED BONDS 2001 DUE 2006 OF WOLTERS KLUWER NV

In compliance with the provisions of III, article 2 of the trust deed executed before Mr. C.J. Groffen, civil-law notary practicing in Amsterdam, on November 30, 2001, we report as follows.

Unless previously purchased, redeemed or converted as provided in the trust deed, the bonds will be redeemed at 107.88% of their principal amount on November 30, 2006. As of January 10, 2002, up to and including November 16, 2006, the bonds are convertible into depositary receipts, each issued for one ordinary Wolters Kluwer nv share, at a current conversion price of EUR 31.00.

On November 7, 2003, Wolters Kluwer nv announced a cash offer on the outstanding bonds in which it invited bondholders, to tender their bonds in a way specified in an Information Memorandum of the same date. The purchase price for the bonds has been determined at EUR 1,012.50 per EUR 1,000 principal amount of bonds. As a result of this tender, Wolters Kluwer nv has purchased EUR 209,967,000 in aggregate principal amount of bonds. These bonds have all been canceled.

On December 31, 2003, the outstanding amount of the bonds was EUR 490,033,000.

In compliance with I, article 9 of the trust deed, a sufficient stock of depositary receipts has been deposited with the Trustee as is needed to enable complete conversion of all the bonds in issue.

Wolters Kluwer nv is authorized to redeem all of the bonds outstanding:

1. After December 14, 2004, provided that, within a period of thirty consecutive trading days, the closing price of depositary receipts of Wolters Kluwer nv on Euronext Amsterdam for twenty trading days shall have been at least 130% of the then applicable conversion price;
2. If 85% of the bonds originally issued have been converted or purchased.

In the event of a "Change of Control", referred to in I, article 4.g, 5.c and 17 of the trust deed, Wolters Kluwer nv will fix a date for early redemption of the bonds and notify the bondholders of such date and at the discretion of the bondholders redeem the bonds on the date fixed for redemption at its accreted principal amount on such date as stipulated in I, article 5 of the trust deed, together with interest accrued to such date.

Amsterdam, March 5, 2004

N.V. Algemeen Nederlands Trustkantoor ANT
L.J.J.M. Lutz, *Director*

CONTACT DETAILS

WOLTERS KLUWER NV
Apollolaan 153
P.O. Box 75248
NL 1070 AE Amsterdam
The Netherlands
T +31 20 6070 400
F +31 20 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Amsterdam Chamber of Commerce
Trade Registry No. 33.202.517

INVESTOR RELATIONS
Oya Yavuz, Vice President Investor Relations
T +31 20 6070 407
F +31 20 6070 499
ir@wolterskluwer.com

CORPORATE COMMUNICATIONS
Peter Elbers, Vice President Corporate Communications
T +31 20 6070 335
F +31 20 6070 490
press@wolterskluwer.com

STICHTING ADMINISTRATIEKANTOOR WOLTERS KLUWER
(WOLTERS KLUWER TRUST OFFICE)
c/o N.V. Algemeen Nederlands Trustkantoor ANT
Herengracht 420
P.O. Box 11063
NL 1001 GB Amsterdam
The Netherlands
trustoffice@wolterskluwer.com

AUDITOR
KPMG Accountants nv
Burgemeester Rijnderslaan 20, Amstelveen
P.O. Box 74500
NL 1070 DB Amsterdam
The Netherlands

INFORMATION ON THE ANNUAL REPORT

This Annual Report is also available on the corporate website
www.wolterskluwer.com

Creation, DTP, prepress: NEROC VGM, Amsterdam
Printed by Boom Planeta, Haarlem

PAPER
This Annual Report is printed on Oulu multicoated paper (bleached without any use of chlorine and fully recyclable), produced by Stora Enso according to EMAS 1999 and ISO 14001

TRANSLATION
Tadema & Van der Weert vertalingen

PHOTOGRAPHY
Organization: Hollandse Hoogte

Photographs of Executive Board and Supervisory Board Wolters Kluwer nv
Taco Anema/Hollandse Hoogte

Photographs of customers:
- Dr. Massimo Meroni (Italy): Roberto Arcari/Contrasto
- Mr. Dennis DuBose (the United States): Patrick Witty/Aurora
- Mr. Bill Nigh (the United States): Todd Bigelow/Aurora
- Dr. Grace Cheng (Hong Kong): Grischa Rueschendorf
- Ms. Uta Vetter (Germany): Tim Wegner/Laif